Exhibit 2.1

“***” = Confidential portions of this document have been omitted and have been separately filed with the Securities and Exchange Commission pursuant to an application for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

STOCK PURCHASE AGREEMENT

BY AND AMONG

HEALTH NET, INC.,

HEALTH NET OF THE NORTHEAST, INC.,

OXFORD HEALTH PLANS, LLC

AND

UNITEDHEALTH GROUP INCORPORATED,

SOLELY WITH RESPECT TO SECTION 8.16, AS GUARANTOR

DATED AS OF

JULY 20, 2009

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EXHIBITS

Exhibit	Description
Exhibit A	Form of Administrative Services Agreement
Exhibit B	Form of Transitional Trademark License Agreement
Exhibit C	Form of Business Transition Agreement
Exhibit D	Form of Non-Competition Agreement

SCHEDULES TO THE AGREEMENT

Schedule	Description
Schedule A	Acquired Companies
Schedule B	Knowledge Persons
Schedule 4.1(a)	Conduct of the Acquired Business
Schedule 4.3(c)	Reasonable Best Efforts
Schedule 4.5	Buyer and Seller Representatives
Schedule 4.6(b)	Purchase Price and Tangible Net Equity Payment Allocation
Schedule 4.6(c)	IRS Form 8023
Schedule 4.8	Intercompany Obligations
Schedule 4.10	Business Employees
Schedule 5.1(b)	Conditions to Each Party’s Obligations

SELLER DISCLOSURE SCHEDULES

Section	Description
2.1(a)	Organization
2.1(b)	Jurisdiction of Formation
2.2(a)	Capitalization
2.2(c)	Shares Reserved for Issuance
2.4	Noncontravention
2.5	Approvals
2.5(b)	HMO and Insurance Approvals
2.5(d)	State Agency Approvals
2.5(e)	Other Approvals
2.7	Absence of Certain Changes or Events
2.8(a)	Specified Contracts
2.8(b)	Performance of Certain Contracts
2.9	Litigation, Judgments, No Default
2.11	Insurance Claims
2.12(a)	Intellectual Property Rights and Trademarks
2.12(b)	Right to Transfer Intellectual Property
2.12(d)	IP Disputes
2.13	Compliance with Law
2.14	Real Property Leases
2.15	Licenses and Permits
2.16	Environmental Matters
2.17	Tax Returns and Tax Payments
2.18	Regulatory Matters
2.18(b)	Examination Reports
2.18(c)	Regulatory Permits
2.18(e)	Healthcare Disciplinary Actions
2.18(f)	Insurance Subsidiaries
2.19(a)	Financial Statements
2.19(b)	Statutory Statements
2.20(a)(i)	Customers

Section	Description
2.20(a)(ii)	Health Care Providers
2.20(a)(iii)	Shared Services Vendors
2.20(b)	Intercompany Agreements
2.22	Officers and Directors; Bank Accounts

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 20, 2009 (the “Effective Date”), is by and among Health Net, Inc., a Delaware corporation (“Parent”), Health Net of the Northeast, Inc., a Delaware corporation (“Seller”), Oxford Health Plans, LLC, a Delaware limited liability company (“Buyer”), and, solely with respect to Section 8.16, UnitedHealth Group Incorporated, a Minnesota corporation (“Guarantor”) (each a “party” and together, the “parties”).

WHEREAS, the Subsidiaries of Seller identified on Schedule A (each an “Acquired Company” and together, the “Acquired Companies”) and Health Net Life Insurance Company, a California corporation (“HN Life”), are engaged in the Acquired Business.

WHEREAS, Buyer desires to directly purchase all of the issued and outstanding capital stock of the Acquired Companies (other than that of Health Net of New Jersey, Inc., which is a wholly-owned subsidiary of FOHP, Inc. (which is also an Acquired Company)) as of the Closing Date (collectively, the “Shares”), subject to the terms and conditions set forth in this Agreement.

WHEREAS, subject to the terms and conditions contained herein, on the Closing Date, Buyer or its designated Affiliates shall enter into, and Seller or its designated Affiliates shall enter into, the Business Transition Agreement and the Administrative Services Agreements.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE OF THE SHARES

Section 1.1 Purchase and Sale. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases, all of the Shares, free and clear of all Liens, except for restrictions on transfer imposed by the Securities Act and state securities laws.

Section 1.2 Closing. Subject to the provisions of ARTICLE VI, the closing of the purchase and sale contemplated by this Agreement (the “Closing”) shall take place in Los Angeles, California at the offices of Latham & Watkins LLP, at 10:00 a.m. Pacific time on the second Business Day after the date on which each of the conditions set forth in ARTICLE V (other than conditions that are satisfied by the delivery of documents or the payment of money at the Closing) have been satisfied or waived by the party or parties entitled to the benefit of such conditions. Notwithstanding the foregoing, the Closing may occur at such other place, at such other time or on such other date as Parent and Buyer may mutually agree. The date on which the Closing actually occurs or is deemed to have occurred is hereinafter referred to as the “Closing Date.” Subject to the provisions of ARTICLE VI, a party’s failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

Section 1.3 Closing Obligations.

(a) At the Closing, Parent and Seller shall deliver, or cause its applicable Subsidiary to deliver, to Buyer:

(i) certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer of the Shares to Buyer;

(ii) an Administrative Services Agreement (Bermuda), an Administrative Services Agreement (Connecticut), an Administrative Services Agreement (New York HMO), an Administrative Services Agreement (New York Insurance) and an Administrative Services Agreement (New Jersey), each substantially in the form attached hereto as Exhibit A, with such changes as may be required by applicable Law (in each case, as amended, modified or supplemented from time to time, the “Administrative Services Agreements”);

(iii) a certificate, in form and substance reasonably satisfactory to Buyer, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code;

(iv) a Transitional Trademark License Agreement, substantially in the form attached hereto as Exhibit B (the “Transitional Trademark License Agreement”);

(v) a Business Transition Agreement, substantially in the form attached hereto as Exhibit C (the “Business Transition Agreement”);

(vi) a Non-Competition Agreement, substantially in the form attached hereto as Exhibit D (the “Non-Competition Agreement”);

(vii) good standing certificates or the equivalent from the appropriate Governmental Entity in each jurisdiction in which each Acquired Company is formed or qualified to do business;

(viii) certified copies of the articles of incorporation and bylaws (or other equivalent organizational documents) of each Acquired Company;

(ix) a copy of the text of the resolutions adopted by the boards of directors of Parent and Seller authorizing the execution, delivery and performance of this Agreement, certified by an appropriate executive officer of Parent and Seller;

(x) an executed Resignation and Release from each of the officers and directors of each Acquired Company; provided, however, that such resignations shall not terminate such individuals’ status as employees of Parent, Seller or their respective Subsidiaries;

(xi) evidence, reasonably satisfactory to Buyer, that, subject to Section 4.8, the Terminated Agreements have been terminated and all claims against any Acquired Company or its Subsidiaries thereunder have been released;

(xii) a certificate of the Chief Financial Officer of Parent, certifying that (except as otherwise provided under Section 4.8) all indebtedness or guarantees of indebtedness for borrowed money of the Acquired Companies owed to financial institutions, Parent, Seller or other Persons has been paid in full and all Liens on assets of the Acquired Companies securing such borrowed money have been released prior to the Closing;

(xiii) an executed officer’s certificate as required in Section 5.2(c) herein; and

(xiv) a customary incumbency certificate, certified by an appropriate executive officer of Parent and Seller, attesting to the authority of the signatory on behalf of Parent and Seller of this Agreement and each other Transaction Document to which Parent or Seller is a party.

(b) At the Closing, Buyer shall deliver, or cause its applicable Affiliates to deliver, to Seller:

(i) An amount equal to (A) sixty million dollars ($60,000,000) (the “Initial Business Payment”), plus (B) the difference of two hundred ninety million dollars ($290,000,000) minus the amount, if any, of the Estimated Closing Adjusted Tangible Net Equity Deficit (such difference, the “Estimated Adjusted Tangible Net Equity Payment” and, together with the Initial Business Payment, the “Closing Payment”), by wire transfer of immediately available funds to an account designated by Seller in writing;

(ii) the Administrative Services Agreements;

(iii) the Transitional Trademark License Agreement;

(iv) the Business Transition Agreement;

(v) the Non-Competition Agreement;

(vi) certified copies of the articles of incorporation and bylaws (or other equivalent organizational documents) of Buyer;

(vii) a copy of the text of the resolutions adopted by the board of directors of Buyer authorizing its execution, delivery and performance of this Agreement, certified by an appropriate officer of Buyer;

(viii) a customary incumbency certificate, certified by an appropriate officer of Buyer, attesting to the authority of the signatory on behalf of Buyer of this Agreement and each other Transaction Document to which Buyer is a party; and

(ix) an executed officer’s certificate as required in Section 5.3(c) herein.

Section 1.4 Post-Closing Payments. The procedures for settlement of any disputes relating to this Section 1.4 are set forth in Section 1.5 hereof.

(a) Commercial Business Renewal Payments.

(i) No later than ten (10) Business Days following the Closing Date, Seller shall prepare and deliver to Buyer a schedule (the “Initial Membership Statement”) of Employer Groups (listing the name and tax identification number of each Employer Group and listing covered individuals and dependents (including covered and enrolled spouses, domestic partners and other dependents)), as of (x) the earlier of the date that is ninety (90) days prior to the Closing Date and December 31, 2009 and (y) as of the Closing Date, covered under: (A) commercial Fully Insured Contracts to which any of the Acquired Companies or HN Life (with respect to the Acquired Business) is a party, and (B) commercial ASO Contracts to which any of the Acquired Companies or HN Life (with respect to the Acquired Business) is a party, in both cases (A) and (B), other than contracts with CMS or any Governmental Entity for the provision of benefits to Medicare and Medicaid beneficiaries. The Initial Membership Statement shall also separately list the Employer Groups for which an Acquired Company or HN Life (with respect to the Acquired Business) has proposed to provide coverage or services under Fully Insured Contracts or ASO Contracts pursuant to outstanding quotations (the “Outstanding Quotes”) made by such entities as of the Closing Date. Seller may provide Buyer with an updated list of Outstanding Quotes, reflecting all Outstanding Quotes as of the Closing Date, within thirty (30) days following the Closing Date (the “Outstanding Quote Statement”). Seller shall include, with the Initial Membership Statement or any Outstanding Quote Statement, documents reasonably necessary to verify such quotations and the terms thereof. For purposes of this Section 1.4(a), to the extent that an Employer Group listed on the Outstanding Quote Statement accepts an Outstanding Quote and enters into a Fully Insured Contract or ASO Contract with an Acquired Company or HN Life (with respect to the Acquired Business) within ninety (90) days following the Closing Date or, if such Outstanding Quote is irrevocable, within the period during which the Outstanding Quote is outstanding, such Employer Group and each individual that is a Commercial Member of such Employer Group (such Employer Groups, “Additional Quoted Group(s)”) shall be listed on a Membership Renewal Statement and taken into consideration in calculating the Membership Renewal Amounts to be paid to Seller hereunder. Notwithstanding the foregoing, any Employer Group with fewer than fifty-one (51) eligible employees (under applicable Law) that accepts an Outstanding Quote within ninety (90) days following the Closing Date shall also be considered an Additional Quoted Group, regardless of whether Seller listed the applicable Outstanding Quote on the Initial Membership Statement or an Outstanding Quote Statement or whether Seller provides documents reasonably necessary to verify such quotations and the terms thereof. For the avoidance of doubt, employees of Seller and its Affiliates and their dependents shall not count as Commercial Members, nor shall any individuals covered through the exercise of a COBRA or state continuation coverage option or any individual covered pursuant to an individual conversion option count as Commercial Members.

(ii) After the Closing Date and for all periods prior to and including the second anniversary of the Closing Date (the “Transition Date”), Buyer shall deliver to Seller, on each January 31 and July 31 and on the date that is thirty (30) days after the Transition Date, a Membership Renewal Statement. Each Membership Renewal Statement shall contain a calculation of the Membership Renewal Amount as of the preceding December 31 or June 30 or as of the Transition Date (each such date, a “Membership Renewal Statement Date”), as the case may be. To the extent that payment of a Membership Renewal Amount causes the Net Business Payment Amount to exceed the amount of the Initial Business Payment, Buyer shall pay such excess to Seller.

(iii) For purposes of this Section 1.4(a):

(A) “Commercial ASO Members” means covered individuals and dependents under (1) commercial ASO Contracts to which any of the Acquired Companies or HN Life (with respect to the Acquired Business) is party or (2) any Transferred ASO Contract.

(B) “Commercial Insured Members” means covered individuals and dependents under Fully Insured Contracts to which any of the Acquired Companies or HN Life (with respect to the Acquired Business) is party.

(C) “Commercial Members” means Commercial ASO Members and Commercial Insured Members.

(D) “Fully Insured Contract” means a contract for the provision of a broad spectrum of medical health benefits to an individual or group under which the risk of loss is borne by the insurer (including contracts pursuant to which the insured bears a portion of the risk through deductibles, co-payments or other member cost-sharing features). For the avoidance of doubt, a contract for the provision of secondary medical health benefits pursuant to a “MedPrime” plan shall be considered to be a “Fully Insured Contract.”

(E) “Membership Renewal Statement” means an itemized list (by Employer Group, listing covered individuals and dependents and their status as a Commercial Insured Member or Commercial ASO Member), prepared as of the applicable Membership Renewal Statement Date, of the cumulative number of Commercial Members that meet all of the following criteria: (1) their Employer Group was reflected on the Initial Membership Statement (including as updated to include any Additional Quoted Groups); (2) they were not listed on a previous Membership Renewal Statement; and (3) Buyer has directly Renewed coverage for their Employer Group on a Legacy United Entity Plan.

(F) “Membership Renewal Amount” means the sum of (1) $350 per Commercial Member Renewed on a commercial Legacy United Entity Plan pursuant to a Fully Insured Contract and (2) $50 per Commercial Member Renewed on a commercial Legacy United Entity Plan pursuant to an ASO contract.

(G) “Net Business Payment Amount” means (1) all Membership Renewal Amounts previously paid (or calculated and not paid) by Buyer to Seller pursuant to Section 1.4(a)(iii), plus (2) the 2010 Estimated Medicare Revenue-Based Payment Amount paid (or calculated and not paid) by Buyer to Seller pursuant to Section 1.4(b)(iii)(A), if any, plus (3) the 2010 Buyer Medicare Revenue True-Up Payment made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(iii)(C)(1), if any, minus (4) the 2010 Seller Medicare Revenue True-Up Payment made (or calculated and not made) by Seller to Buyer pursuant to Section 1.4(b)(iii)(C)(2), if any, plus (5) the 2011 Estimated Medicare Revenue-Based Payment Amount made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(iv)(A), if any, plus (6) the 2011 Buyer Medicare Revenue True-Up Payment made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(iv)(C)(1), if any, minus (7) the 2011 Seller Medicare Revenue True-Up Payment made (or calculated and not made) by Seller to Buyer pursuant to Section 1.4(b)(iv)(C)(2), if any, minus (8) the 2012 Estimated United Product Difference Amount made (or calculated and not made) by Seller to Buyer pursuant to Section 1.4(b)(iv)(D)(2), plus (9) the 2012 Estimated United Product Difference Amount made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(iv)(D)(2), plus (10) the 2012 Buyer Opt-In True Up Payment made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(iv)(D)(3)(I), if any, minus (11) the 2012 Seller Opt-In True Up Payment made (or calculated and not made) by Seller to Buyer pursuant to Section 1.4(b)(iv)(D)(3)(II), if any, plus (12) the 2012 Estimated Medicare Revenue-Based Payment Amount paid (or calculated and not paid) by Buyer to Seller pursuant to Section 1.4(b)(v)(E), if any, plus (13) the 2012 Buyer Medicare Revenue True-Up Payment made (or calculated and not made) by Buyer to Seller pursuant to Section 1.4(b)(v)(G)(1), if any, minus (14) the 2012 Seller Medicare Revenue True-Up Payment made (or calculated and not made) by Seller to Buyer pursuant to Section 1.4(b)(v)(G)(2), if any, plus (15) the Medicaid Revenue-Based Payment Amount paid (or calculated and not paid) by Buyer to Seller pursuant to Section 1.4(c)(iv), if any.

(H) “Renew” or “Renewed” means the enrollment (directly), in a commercial Legacy United Entity Plan, of a Commercial Member of an Employer Group that is listed on the Initial Membership Statement or is an Additional Quoted Group (in each case, without regard to whether such Commercial Member was listed on such Initial Membership Statement or an Outstanding Quote Statement); provided, however, that, with respect to any such Employer Group which, as of the date of the Initial Membership Statement, is enrolled for the provision of health plan medical benefits pursuant to client contracts with both Seller or its Affiliates, on one hand, and Buyer or its Affiliates, on the other hand, “Renew” or “Renewed” means the enrollment, in a commercial Legacy United Entity Plan, by a covered individual and his or her enrolled dependents reflected on the Initial Membership Statement; provided, further, that, in the event any Employer Group that was not listed on the Initial Membership Statement pursuant to Section 1.4(a)(i)(x) or as an Additional Quoted Group, and, immediately prior to enrollment with Seller or its Affiliates, such Employer Group was enrolled for the provision of health plan medical benefits pursuant to a client contract with Buyer or its Affiliates, such Employer Group shall not be considered “Renewed” for purposes of this Section 1.4(a).

(b) Medicare-Based Payments.

(i) Certain Definitions. For purposes of this Section 1.4(b):

(A) “2010 Actual Medicare GAAP Revenues” means the GAAP revenues for 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2010 Medicare Actual Income Statement.

(B) “2010 Actual Medicare Profit/Loss Amount” means an amount equal to 50% of the pre-tax income or loss for the 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract (up to a maximum pre-tax income or loss of *** such that the amount under this subparagraph (B) shall not be greater than

*** of pre-tax income or loss) as reflected on the 2010 Medicare Actual Income Statement; provided that, such amounts shall be pro-rated based on the actual number of days commencing on the day after the Closing Date and ending on December 31, 2010 (up to 365). Notwithstanding the foregoing, 2010 Actual Medicare Profit/Loss Amount shall not include any favorable or unfavorable prior period development, risk adjustment factor developments or similar adjustments with respect to the Medicare Revenue Contract relating to any pre-Closing period.

(C) “2010 Actual Medicare Revenue-Based Payment Amount” means an amount equal to 6.75% of the 2010 Actual Medicare GAAP Revenues.

(D) “2010 Estimated Medicare GAAP Revenues” means the GAAP revenues for 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2010 Medicare Estimated Income Statement.

(E) “2010 Estimated Medicare Profit/Loss Amount” means an amount equal to 50% of the pre-tax income or loss for the 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract (up to a maximum pre-tax income or loss of *** such that the amount under this subparagraph (E) shall not be greater than *** of pre-tax income or loss) as reflected on the 2010 Medicare Estimated Income Statement; provided that, such amounts shall be pro-rated based on the actual number of days commencing on the day after the Closing Date and ending on December 31, 2010 (up to 365). Notwithstanding the foregoing, 2010 Estimated Medicare Profit/Loss Amount shall not include any favorable or unfavorable prior period development, risk adjustment factor developments or similar adjustments with respect to the Medicare Revenue Contract relating to any pre-Closing period.

(F) “2010 Estimated Medicare Revenue-Based Payment Amount” shall mean an amount equal to 6.75% of the 2010 Estimated Medicare GAAP Revenues.

(G) “2010 Medicare Actual Income Statement” means an income statement, including actual GAAP revenues, medical costs, 2010 Operating Costs and the corresponding pre-tax income or loss for the 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract.

(H) “2010 Medicare Estimated Income Statement” means an income statement, including projected GAAP revenues, medical costs, 2010 Operating Costs and the corresponding pre-tax income or loss for the 2010 Medicare Revenue Period attributable to the Medicare Revenue Contract.

(I) “2010 Medicare Revenue Period” means the 12 month period ending on December 31, 2010.

(J) “2010 Operating Costs” means an amount equal to the product of (1) the 2010 PMPM Amount, multiplied by (2) the average number of members under the Medicare Revenue Contract for the 2010 Medicare Revenue Period, multiplied by (3) twelve (12).

(K) “2010 PMPM Amount” means *** per member per month of selling, general and administrative costs, which amount includes *** per member per month for product development, marketing and sales during 2010 for the 2011 fiscal year.

(L) “2011 Actual Medicare GAAP Revenues” means the GAAP revenues of the applicable Acquired Company (or, if the 2011 Novation has occurred, of the Buyer Medicare Affiliate) for 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2011 Medicare Actual Income Statement.

(M) “2011 Actual Medicare Revenue-Based Payment Amount” shall mean an amount equal to 6.75% of the 2011 Actual Medicare GAAP Revenues.

(N) “2011 Estimated Medicare GAAP Revenues” means the GAAP revenues of the applicable Acquired Company (or, if the 2011 Novation has occurred, of the Buyer Medicare Affiliate) for 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2011 Medicare Estimated Income Statement.

(O) “2011 Estimated Medicare Revenue-Based Payment Amount” shall mean an amount equal to 6.75% of the 2011 Estimated Medicare GAAP Revenues.

(P) “2011 Medicare Actual Income Statement” means an income statement, including actual GAAP revenues, medical costs, 2011 Operating Costs and imputed taxes (assuming a tax rate of thirty-five percent (35%)) and the corresponding net income or loss for the 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract.

(Q) “2011 Medicare Bid” means the bid submitted by Seller (or its Affiliates) to renew the Medicare Revenue Contract for the 2011 calendar year.

(R) “2011 Medicare Estimated Income Statement” means an income statement, including projected GAAP revenues, medical costs, 2011 Operating Costs and imputed taxes (assuming a tax rate of thirty-five percent (35%)) and the corresponding net income or loss for the 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract. Projected GAAP revenues for this purpose shall be consistent with the 2011 Medicare Bid.

(S) “2011 Medicare Revenue Period” means the 12-month period ending on December 31, 2011.

(T) “2011 Operating Costs” means an amount equal to the product of (1) the 2011 PMPM Amount, multiplied by (2) the average number of members under the Medicare Revenue Contract for the 2011 Medicare Revenue Period, multiplied by (3) twelve (12).

(U) “2011 Opt-Out Percentage” means a percentage to be reasonably agreed by Buyer and Seller, but in no event more than eighty (80) percent.

(V) “2011 PMPM Amount” means the amount per member per month of selling, general and administrative costs set forth in the 2011 Medicare Bid (including, for the avoidance of doubt, allocated overhead of Parent and its Subsidiaries to the extent the amount thereof has been calculated in a manner consistent with the cost allocation methodology of Parent, on an enterprise-wide basis, as of the date of submission of the 2011 Medicare Bid). The 2011 PMPM Amount shall be agreed upon in good faith by the parties based on the parameters set forth in this definition.

(W) “2012 Actual Medicare Revenue-Based Payment Amount” means (1) in the event a 2011 Novation or a 2012 Novation has occurred, an amount equal to 6.75% of the 2012 Actual Medicare GAAP Revenues or (2) in the event that a 2012 Novation has not occurred, an amount equal to 6.75% of the difference between (x) the actual GAAP revenues attributable to the United Product for the 2012 Medicare Revenue Period, minus (y) the actual GAAP revenues attributable to the United Product for the 2011 Medicare Revenue Period. For the avoidance of doubt, for purposes of clause (2) GAAP revenues shall be calculated after giving effect to any retroactive enrollments of members under the Medicare Revenue Contract in the United Product during 2012.

(X) “2012 Actual Medicare GAAP Revenues” means, in the event the 2012 Novation has occurred, the GAAP revenues of the Buyer Medicare Affiliate for the 2012 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2012 Medicare Actual Statement of Revenues.

(Y) “2012 Estimated Medicare GAAP Revenues” means, in the event the 2012 Novation has occurred, the GAAP revenues of the Buyer Medicare Affiliate for the 2012 Medicare Revenue Period attributable to the Medicare Revenue Contract, as reflected on the 2012 Medicare Estimated Statement of Revenues.

(Z) “2012 Estimated Medicare Revenue-Based Payment Amount” means (1) in the event a 2011 Novation or a 2012 Novation has occurred, an amount equal to 6.75% of the 2012 Estimated Medicare GAAP Revenues or (2) in the event that the 2012 Novation has not occurred, an amount equal to 6.75% of the difference between (x) the estimated GAAP revenues attributable to the United Product for the 2012 Medicare Revenue Period, minus (y) the estimated GAAP revenues attributable to the United Product for the 2011 Medicare Revenue Period. For the avoidance of doubt, for purposes of clause (2) GAAP revenues shall be calculated after giving effect to any retroactive enrollments of members under the Medicare Revenue Contract in the United Product during 2012.

(AA) “2012 Estimated United Product Difference Amount” shall be equal to the difference between the 2011 Estimated Medicare Revenue-Based Payment Amount and the 2012 Estimated Medicare Revenue-Based Payment Amount.

(BB) “2012 Medicare Actual Statement of Revenues” means (1) in the event a 2012 Novation has occurred, a statement of actual GAAP revenues for the 2012 Medicare Revenue Period attributable to the Medicare Revenue Contract or (2) in the event that the 2012 Novation has not occurred, a statement of actual GAAP revenues for the 2012 Medicare Revenue Period attributable to the United Product.

(CC) “2012 Medicare Estimated Statement of Revenues” means (1) in the event a 2012 Novation has occurred, a statement of projected GAAP revenues for the 2012 Medicare Revenue Period attributable to the Medicare Revenue Contract or (2) in the event that the 2012 Novation has not occurred, a statement of projected GAAP revenues for the 2012 Medicare Revenue Period attributable to the United Product.

(DD) “2012 Medicare Revenue Period” means the 12-month period ending on December 31, 2012.

(EE) “Medicare Revenue Contract” means the Contract H0755, effective as of October 6, 2005, by and between CMS and Health Net of Connecticut (or any successor contracts thereto as the same may have been renewed prior to, in connection with or after the Closing).

(FF) “United Product” means all of the Medicare Advantage products provided by Buyer or its Affiliates in the State of Connecticut, excluding any revenue for such products attributable to Medicare Part D.

(ii) Closing Deliveries.

(A) No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer:

(1) if the Closing occurs prior to May 1, 2010, the 2010 Medicare Estimated Income Statement and the calculations of the 2010 Estimated Medicare Revenue-Based Payment Amount and the 2010 Estimated Medicare Profit/Loss Amount, or

(2) if the Closing occurs on or after May 1, 2010, the 2010 Medicare Estimated Income Statement and the calculation of the 2010 Estimated Medicare Profit/Loss Amount, and the 2011 Medicare Estimated Income Statement along with the calculation of the 2011 Estimated Medicare Revenue-Based Payment Amount; and

(B) Seller shall deliver to Buyer a certificate of a duly authorized officer of Seller certifying that the deliveries in clause (A) above have been prepared in good faith.

(iii) Closing Date is prior to May 1, 2010. If the Closing Date is prior to May 1, 2010, then:

(A) On the Closing Date, Buyer shall pay to Seller an amount equal to the sum of (x) subject to clause (E) below, the 2010 Estimated Medicare Revenue-Based Payment Amount, plus (y) the 2010 Estimated Medicare Profit/Loss Amount.

(B) No later than January 31, 2011, Seller shall deliver to Buyer the 2010 Medicare Actual Income Statement along with a calculation of the 2010 Actual Medicare Revenue-Based Payment Amount and the 2010 Actual Medicare Profit/Loss Amount and a certificate of a duly authorized officer of Seller certifying that such deliveries have been prepared in good faith.

(C) With respect to the 2010 Actual Medicare Revenue-Based Payment Amount:

(1) Subject to clause (E) below, if the 2010 Actual Medicare Revenue-Based Payment Amount is greater than the 2010 Estimated Medicare Revenue-Based Payment Amount, then Buyer will pay the difference between the two amounts to Seller (such amount, the “2010 Buyer Medicare Revenue True-Up Payment”).

(2) Subject to clause (E) below, if the 2010 Estimated Medicare Revenue-Based Payment Amount is greater than the 2010 Actual Medicare Revenue-Based Payment Amount, then Seller will pay the difference between the two amounts to Buyer (such amount, the “2010 Seller Medicare Revenue True-Up Payment”).

(D) With respect to the 2010 Actual Medicare Profit/Loss Amount:

(1) If the 2010 Actual Medicare Profit/Loss Amount is greater than the 2010 Estimated Medicare Profit/Loss Amount, Buyer will pay the difference between the two amounts to Seller.

(2) If the 2010 Estimated Medicare Profit/Loss Amount is greater than the 2010 Actual Medicare Profit/Loss Amount, then Seller will pay the difference between the two amounts to Buyer.

(E) Any 2010 Estimated Medicare Revenue-Based Payment Amount or 2010 Buyer Medicare Revenue True-Up Payment to be paid by Buyer to Seller pursuant to Section 1.4(b)(iii)(A) or Section 1.4(b)(iii)(C)(1) will be paid only to the extent that such payment would cause the Net Business Payment Amount to exceed the amount of the Initial Business Payment. Any 2010 Seller Medicare Revenue True-Up Payment to be paid by Seller to Buyer pursuant to Section 1.4(b)(iii)(C)(2) shall not be paid to the extent that such payment would cause the Net Business Payment Amount to be less than the amount of the Initial Business Payment.

(iv) Closing Date is on or after May 1, 2010 and Buyer Opts-In to the 2011 Medicare Bid. If the Closing Date is on or after May 1, 2010 and Buyer, in its sole discretion, opts-in to the terms and pricing of the 2011 Medicare Bid, then:

(A) On the Closing Date, Buyer shall pay to Seller an amount equal to the sum of (x) the 2010 Estimated Medicare Profit/Loss Amount, if any, plus (y) subject to clause (E) below, the 2011 Estimated Medicare Revenue-Based Payment Amount.

(B) No later than January 31, 2011, Seller shall deliver to Buyer the 2010 Medicare Actual Income Statement along with a calculation of the 2010 Actual Medicare Profit/Loss Amount and a certificate of a duly authorized officer of Seller certifying that such statements and calculations have been prepared in good faith. With respect to the 2010 Actual Medicare Profit/Loss Amount:

(1) If the 2010 Actual Medicare Profit/Loss Amount is greater than the 2010 Estimated Medicare Profit/Loss Amount, then Buyer will pay the difference between the two amounts to Seller.

(2) If the 2010 Estimated Medicare Profit/Loss Amount is greater than the 2010 Actual Medicare Profit/Loss Amount, then Seller will pay the difference between the two amounts to Buyer.

(C) If the 2011 Novation or the 2012 Novation has occurred, no later than January 31, 2012, Buyer shall deliver to Seller the 2011 Medicare Actual Income Statement along with a calculation of the 2011 Actual Medicare Revenue-Based Payment Amount and a certificate of a duly authorized officer of Buyer certifying that such deliveries have been prepared in good faith. With respect to the 2011 Actual Medicare Revenue-Based Payment Amount:

(1) Subject to clause (E) below, if the 2011 Actual Medicare Revenue-Based Payment Amount is greater than the 2011 Estimated Medicare Revenue-Based Payment Amount, then Buyer will pay the difference between the two amounts to Seller (such amount, the “2011 Buyer Medicare Revenue True-Up Payment”).

(2) Subject to clause (E) below, if the 2011 Estimated Medicare Revenue-Based Payment Amount is greater than the 2011 Actual Medicare Revenue-Based Payment Amount, then Seller will pay the difference between the two amounts to Buyer (such amount, the “2011 Seller Medicare Revenue True-Up Payment”).

(D) In the event that, after the Closing Date, Buyer receives notice that CMS will not approve the 2012 Novation (the “CMS Notice”), then:

(1) No later than three (3) Business Days prior to September 30, 2011, Buyer shall deliver to Seller the 2012 Medicare Estimated Statement of Revenues (as if the 2012 Novation had not occurred), along with a calculation of the 2012 Estimated Medicare Revenue-Based Amount (as if the 2012 Novation had not occurred) and the 2012 Estimated United Product Difference Amount and a certificate of a duly authorized officer of Buyer certifying that such statement has been prepared in good faith;

(2) On September 30, 2011, subject to clause (E) below, Buyer shall pay to Seller, or Seller shall pay to Buyer, as applicable, the 2012 Estimated United Product Difference Amount; and

(3) No later than January 31, 2013, Buyer shall deliver to Seller the 2012 Medicare Actual Statement of Revenues (as if the 2012 Novation had not occurred) along with a calculation of the 2012 Actual Medicare Revenue-Based Payment Amount (as if the 2012 Novation had not occurred) and a certificate of a duly authorized officer of Buyer certifying that such deliveries have been prepared in good faith. With respect to the 2012 Medicare Actual Statement of Revenues:

(I) If the 2012 Actual Medicare Revenue-Based Payment Amount is greater than the 2012 Estimated Medicare Revenue-Based Payment Amount, then Buyer will pay the difference between the two amounts to Seller (the “2012 Opt-In Buyer True Up Payment”).

(II) If the 2012 Estimated Medicare Revenue-Based Payment Amount is greater than the 2012 Actual Medicare Revenue-Based Payment Amount, then Seller will pay the difference between the two amounts to Buyer (the “2012 Opt-In Seller True Up Payment”).

(E) Any 2011 Estimated Medicare Revenue-Based Payment Amount, 2011 Buyer Medicare Revenue True-Up Payment, 2012 Estimated United Product Difference Amount or 2012 Opt-In Buyer True Up Payment to be paid by Buyer to Seller pursuant to Section 1.4(b)(iv)(A), Section 1.4(b)(iv)(C)(1), Section

1.4(b)(iv)(D)(2) or Section 1.4(b)(iv)(D)(3)(I) will be paid only to the extent that such payment would cause the Net Business Payment Amount to exceed the amount of the Initial Business Payment. Any 2011 Seller Medicare Revenue True-Up Payment, 2012 Estimated United Product Difference Amount or 2012 Opt-In Seller True Up Payment to be paid by Seller to Buyer pursuant to Section 1.4(b)(iv)(C)(2), Section 1.4(b)(iv)(D)(2) or Section 1.4(b)(iv)(D)(3)(II) shall not be paid to the extent that such payment would cause the Net Business Payment Amount to be less than the amount of the Initial Business Payment.

(v) Closing Date is on or after May 1, 2010 and Buyer Opts-Out of the 2011 Medicare Bid. If the Closing Date is on or after May 1, 2010 and Buyer, in its sole discretion, opts-out of the terms and pricing of the 2011 Medicare Bid, then:

(A) On the Closing Date, Buyer shall pay to Seller an amount equal to the 2010 Estimated Medicare Profit/Loss Amount, if any.

(B) Seller shall assume the profits and losses for the Medicare Revenue Contract for the 2011 Medicare Revenue Period to the extent of the 2011 Opt-Out Percentage of the net income or loss for the 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract. Such profits and losses shall be settled by the parties through the Quarterly Net Payments in accordance with Section 1.4(e).

(C) Seller shall deliver to Buyer no later than January 31, 2011, the 2010 Medicare Actual Income Statement along with a calculation of the 2010 Actual Medicare Profit/Loss Amount and a certificate of a duly authorized officer of Seller certifying that such statements and calculations have been prepared in good faith.

(D) With respect to the 2010 Actual Medicare Profit/Loss Amount:

(1) If the 2010 Actual Medicare Profit/Loss Amount is greater than the 2010 Estimated Medicare Profit/Loss Amount, then Buyer will pay the difference between the two amounts to Seller.

(2) If the 2010 Estimated Medicare Profit/Loss Amount is greater than the 2010 Actual Medicare Profit/Loss Amount, then Seller will pay the difference between the two amounts to Buyer.

(E) No later than three (3) Business Days prior to September 30, 2011, Buyer shall deliver to Seller (1) the 2012 Medicare

Estimated Statement of Revenues and the calculation of the 2012 Estimated Medicare Revenue-Based Payment Amount, and (2) a certificate of a duly authorized officer of Buyer certifying that such delivery has been prepared in good faith. On September 30, 2011, subject to clause (H), Buyer shall pay to Seller the 2012 Estimated Medicare Revenue-Based Payment Amount.

(F) No later than January 31, 2013, Buyer shall deliver to Seller the 2012 Medicare Actual Statement of Revenues along with a calculation of the 2012 Actual Medicare Revenue-Based Payment Amount and a certificate of a duly authorized officer of Buyer certifying that such deliveries have been prepared in good faith.

(G) With respect to the 2012 Actual Medicare Revenue-Based Payment Amount set forth above:

(1) Subject to clause (H), if the 2012 Actual Medicare Revenue-Based Payment Amount is greater than the 2012 Estimated Medicare Revenue-Based Payment Amount, then Buyer will pay the difference between the two amounts to Seller (such amount, the “2012 Buyer Medicare Revenue True-Up Payment”).

(2) Subject to clause (H), if the 2012 Estimated Medicare Revenue-Based Payment Amount is greater than the 2012 Actual Medicare Revenue-Based Payment Amount, then Seller will pay the difference between the two amounts to Buyer (such amount, the “2012 Seller Medicare Revenue True-Up Payment”).

(H) Any 2012 Estimated Medicare Revenue-Based Payment Amount or 2012 Buyer Medicare Revenue True-Up Payment to be paid by Buyer to Seller pursuant to Section 1.4(b)(v)(E) or Section 1.4(b)(v)(G)(1) will be paid only to the extent that such payment would cause the Net Business Payment Amount to exceed the amount of the Initial Business Payment. Any 2012 Seller Medicare Revenue True-Up Payment to be paid by Seller to Buyer pursuant to Section 1.4(b)(v)(G)(2) shall not be paid to the extent that such payment would cause the Net Business Payment Amount to be less than the amount of the Initial Business Payment.

(vi) Buyer Opt-In/Opt-Out.

(A) Seller agrees to provide Buyer with a copy of the 2011 Medicare Bid after its submission to CMS. If the Closing occurs on or after May 1, 2010, within 45 days of Buyer’s receipt of the 2011 Medicare Bid, Buyer shall provide Seller with written notice as to whether Buyer opts out of the 2011 Medicare Bid otherwise Buyer shall be deemed to have opted in to the terms and pricing of the 2011 Medicare Bid.

(B) If the Closing occurs on or after May 1, 2010 and prior to the expiration of the 45 day period referred to in clause (A) above, then the parties agree that Buyer shall not be required to opt-in or opt-out of the 2011 Medicare Bid until the expiration of such 45 day period and the Closing shall take place in accordance with Section 1.4(b)(iv). If following the Closing, Buyer opts-out of the 2011 Medicare Bid, then Seller shall promptly refund to Buyer the 2011 Estimated Medicare Revenue-Based Payment Amount and the parties agree that the Closing shall then take place in accordance with Section 1.4(b)(v).

(vii) Novation. Buyer shall use its best efforts to novate, assign or otherwise transfer the business operated under the Medicare Revenue Contract to a Legacy United Entity as of January 1, 2011 (a “2011 Novation”). In the event that a 2011 Novation does not occur, Buyer shall use its best efforts to novate, assign or otherwise transfer such business as of January 1, 2012 (a “2012 Novation”). In the event that a 2012 Novation has not occurred or, in the reasonable determination of Buyer as of May 1, 2011, is not expected to occur as of January 1, 2012, then Buyer (or one of its Affiliates) shall, commencing November 15, 2011 and during 2012, use its best efforts to market to and recruit, in accordance with Law and its historical practices, Medicare members to the United Product. Unless the business operated under the Medicare Revenue Contract has been novated, assigned or otherwise transferred to a Legacy United Entity, Buyer shall not, and shall cause its Affiliates (including the Acquired Companies) not to, renew the Medicare Revenue Contract for any period commencing on or after January 1, 2012.

(c) Medicaid Revenue-Based Payment.

(i) In the event that the Closing occurs prior to March 3, 2010 (the “Medicaid Renewal Deadline”), and the NJ Medicaid Contract has not been assigned or otherwise transferred in accordance with Section 1.4(c)(ii) as of such time, unless Buyer delivers written notice to Parent and Seller that it elects to assume financial responsibility for the NJ Medicaid Contract for the period after June 30, 2010 in accordance with Section 1.4(e)(ix)(C)(7) and (8) (the “Buyer Medicaid Election”) at least five (5) Business Days prior the Medicaid Renewal Deadline, Parent or Seller may elect for the NJ Medicaid Contract not to be renewed for any periods after June 30, 2010 by delivering written notice of such election to Buyer prior to the Medicaid Renewal Deadline. If Parent or Seller delivers such written notice, Buyer shall cause the applicable Acquired Company not to renew the NJ Medicaid Contract for such periods. In the event that the Closing has not occurred prior to the Medicaid Renewal Deadline, Parent or Seller may give Buyer written notice at least five (5) Business Days prior to the Medicaid Renewal Deadline that it elects for the NJ Medicaid Contract not to be renewed for any period after June 30, 2010. If Parent or Seller deliver such written notice, either of them may cause the applicable Acquired Company not to renew the NJ Medicaid Contract for any period after June 30, 2010.

(ii) Unless Parent or Seller has elected to cause the applicable Acquired Company to terminate the NJ Medicaid Contract as provided above, Buyer shall cause the applicable Acquired Company to assign the NJ Medicaid Contract to a Legacy United Entity (1) on the Closing Date or (2) on or before the date that the NJ Medicaid Contract is first renewed after the Closing Date (in the case of either clause (1) or (2), the “Medicaid Transfer Date”), subject to obtaining all necessary regulatory approvals, consents and authorizations related to such assignment.

(iii) No later than ten (10) Business Days following the Medicaid Transfer Date, Seller shall deliver to Buyer a statement of the GAAP revenues for the 12 month period ending on the day prior to the Medicaid Transfer Date attributable to the NJ Medicaid Contract (the “Medicaid Statement of Revenues”) and a certificate of a duly authorized officer of Seller certifying that such Medicaid Statement of Revenues has been prepared in good faith.

(iv) Buyer shall pay to Seller the Medicaid Revenue-Based Payment Amount. “Medicaid Revenue-Based Payment Amount” means an amount equal to 7.0% of the GAAP revenues for the 12 month period ending on the day prior to the Medicaid Transfer Date attributable to the NJ Medicaid Contract.

(v) For the avoidance of doubt, the Medicaid Revenue-Based Payment Amount will be paid only (1) to the extent that such payment would cause the Net Business Payment Amount to exceed the amount of the Initial Business Payment and (2) if the NJ Medicaid Contract is assigned or otherwise transferred to a Legacy United Entity.

(d) Adjusted Tangible Net Equity Payments.

(i) No later than three (3) Business Days prior to the Closing Date, Seller shall prepare or cause to be prepared in good faith an unaudited combined estimated balance sheet for all of the Acquired Companies as of the close of business on the Closing Date (the “Estimated Closing Date Combined Balance Sheet”), and shall deliver a copy of the Estimated Closing Date Combined Balance Sheet to Buyer. Seller shall also prepare a calculation of the estimated Adjusted Tangible Net Equity based on the Estimated Closing Date Combined

Balance Sheet (the “Estimated Closing Adjusted Tangible Net Equity”). If the Estimated Closing Adjusted Tangible Net Equity is less than four hundred fifty million dollars ($450,000,000), the amount of such deficit shall be the “Estimated Closing Adjusted Tangible Net Equity Deficit.”

(ii) No later than sixty (60) days after the Closing Date, Seller, with the cooperation and assistance of Buyer, shall prepare or cause to be prepared an unaudited combined actual balance sheet for all of the Acquired Companies as of the close of business on the Closing Date (the “Closing Date Combined Balance Sheet”), and shall cause a copy of the Closing Date Combined Balance Sheet to be delivered to Buyer. The Closing Date Combined Balance Sheet shall be prepared in accordance with GAAP, consistently applied in accordance with the accounting policies and practices used to prepare the unaudited combined balance sheet of the Acquired Companies as of December 31, 2008, insofar as such accounting policies and practices are consistent with GAAP, and as adjusted to fair value. Seller shall also prepare a calculation of actual Adjusted Tangible Net Equity based on the Closing Date Combined Balance Sheet (the “Closing Adjusted Tangible Net Equity”) and the Closing Adjusted Tangible Net Equity Amount. The “Closing Adjusted Tangible Net Equity Amount” means the difference of (A) $290,000,000 minus (B) the difference of $450,000,000 less Closing Adjusted Tangible Net Equity; provided, however, that if the Closing Adjusted Tangible Net Equity is greater than $450,000,000, then the Closing Adjusted Tangible Net Equity Amount shall be $290,000,000. If the Estimated Adjusted Tangible Net Equity Payment is greater than the Closing Adjusted Tangible Net Equity Amount, then Seller shall pay to Buyer an amount equal to the Estimated Adjusted Tangible Net Equity Payment less the Closing Adjusted Tangible Net Equity Amount. If the Closing Adjusted Tangible Net Equity Amount is greater than the Estimated Adjusted Tangible Net Equity Payment, then Buyer shall pay to Seller an amount equal to the Closing Adjusted Tangible Net Equity Amount less the Estimated Adjusted Tangible Net Equity Payment.

(iii) On the first anniversary of the Closing Date, Buyer shall deliver to Seller, an amount (the “First Anniversary Adjusted Tangible Net Equity Payment”) equal to:

0.5 multiplied by ((A) Closing Adjusted Tangible Net Equity less (B) the Closing Adjusted Tangible Net Equity Amount less (C) any preceding Excess Adjusted Tangible Net Equity Payments).

(iv) Subject to Section 1.4(e)(ii), no later than five (5) Business Days prior to the Transition Date, Seller, with the cooperation and assistance of Buyer, shall prepare or cause to be prepared in good faith an unaudited combined estimated income statement and estimated balance sheet for all of the Acquired Companies as of and for the twelve (12) month period ended on the Transition Date (the “Estimated Final Combined Financial Statement”). The Estimated

Final Combined Financial Statement shall be for the same period used for the Actual Final Combined Financial Statement, and shall include an estimated Loss Reserve as provided in Section 1.4(h). Seller shall promptly cause a copy of the Estimated Final Combined Financial Statement to be delivered to Buyer. Seller shall also deliver to Buyer, together with the Estimated Final Combined Financial Statement, a calculation of the estimated Quarterly Net Payment due from Buyer to Seller or from Seller to Buyer with respect to the stub period beginning on the first day of the quarter in which the Transition Date occurs and ending on the Transition Date, calculated in accordance with Section 1.4(e) (the “Estimated Final Net Payment”). Each of the Estimated Final Combined Financial Statement or Estimated Final Net Payment shall be final and binding on the parties, and shall not be subject to any dispute resolution process (including, without limitation, the provisions of Section 1.5).

(v) On the Transition Date, Buyer shall deliver to Seller, an amount (the “Second Anniversary Adjusted Tangible Net Equity Payment”) equal to:

(A) Closing Adjusted Tangible Net Equity less (B) the Closing Adjusted Tangible Net Equity Amount less (C) the First Anniversary Adjusted Tangible Net Equity Payment less (D) any preceding Excess Adjusted Tangible Net Equity Payment plus (E) if the Estimated Final Net Payment is a positive number, the amount of such Estimated Final Net Payment less (F) if the amount of the Estimated Final Net Payment is a negative number, the absolute value of such Estimated Final Net Payment plus (G) if Parent has satisfied a Capital and Surplus Deficiency pursuant to Section 1.4(i), the amount of such Capital and Surplus Deficiency paid by Parent.

(vi) If, at any time prior to the Transition Date, Buyer, as permitted by applicable Law and Governmental Entities, withdraws an amount of cash or other assets from any of the Acquired Companies with a value greater than the cumulative Adjusted Tangible Net Equity Payments made by Buyer as of the date of any such withdrawal, Buyer shall pay to Seller the amount of any such excess (any such payments, “Excess Adjusted Tangible Net Equity Payments”).

(e) Profit and Loss Payments.

(i) Subject to Section 1.4(e)(ii), for the period beginning on the Closing Date and ending on the Transition Date, no later than thirty (30) days following the end of each quarter, Seller, with the cooperation and assistance of Buyer, shall prepare or cause to be prepared an unaudited combined income statement and balance sheet for all of the Acquired Companies as of and for such quarter (each, a “Quarterly Combined Financial Statement”). The first Quarterly Combined Financial Statement shall be based on the stub period beginning on the day after the Closing Date and ending on the last day of the quarter in which the Closing occurs. In addition to the Quarterly Combined Financial Statement for the final period, Seller, with the cooperation and assistance of Buyer, shall prepare or cause to be prepared an unaudited combined actual income statement and balance sheet for all of the Acquired Companies for the twelve (12) month period ending on the Transition Date (the “Actual Final Combined Financial Statement”), and the Quarterly Net Payment reflected thereon (which shall be for the stub period beginning on the first day of the quarter in which the Transition Date occurs and ending on the Transition Date) (the “Actual Final Net Payment”) shall include an actual Loss Reserve as provided in Section 1.4(h). Seller shall promptly cause a copy of each such Quarterly Combined Financial Statement and Actual Final Combined Financial Statement to be delivered to Buyer along with a certificate of a duly authorized officer of Parent certifying that such statement has been prepared in good faith. The Quarterly Combined Financial Statements and the Actual Final Combined Financial Statement shall be prepared in accordance with GAAP, consistently applied in accordance with the accounting policies and practices used to prepare the unaudited combined financial statements of the Acquired Companies as of and for the year ended December 31, 2008 insofar as such accounting policies and practices are consistent with GAAP (except, for the avoidance of doubt, the Quarterly Net Payments derived therefrom shall not include any provisions or reserves for loss adjustment expenses in accordance with Section 1.4(h). Seller shall also deliver to Buyer, together with each Quarterly Combined Financial Statement, a calculation of the Quarterly Net Payment with respect to such period. Notwithstanding any requirements of GAAP or any other provision of this Agreement, for the purpose of the Quarterly Net Payment, the Actual Final Net Payment, and the Termination Date Net Payment, it is the intent of the parties that net income and net loss as reflected on the Quarterly Combined Financial Statements and the Actual Final Combined Financial Statement shall: (A) include Fully Insured Contracts, ASO Contracts, Medicare Revenue Contract (subject to the provisions of Section 1.4(b) regarding profit and loss sharing, if applicable), and the NJ Medicaid Contract (unless Buyer has made the Buyer Medicaid Election), (B) in the case of net income, reflect any liabilities for Taxes of the Acquired Companies during the period beginning on the Closing Date and ending on the Transition Date and (C) in the case of net loss, reflect the U.S. federal and Connecticut income Tax benefit of any net losses incurred by the Acquired Companies (excluding net losses incurred by Health Net Services (Bermuda) Ltd.) during the period beginning on the Closing Date and ending on the Transition Date, in each case with such liabilities for Taxes or net losses determined on a hypothetical basis by reference to the separate results of each of the Acquired Companies.

(ii) Notwithstanding Sections 1.4(d)(v) and 1.4(e)(i), in the event that all of the Administrative Services Agreements are terminated pursuant to their terms prior to the Transition Date (the date of such termination, the “ASA Termination Date”), (A) the Estimated Final Net Payment shall be equal to zero (0) for purposes of Section 1.4(d)(v)(E) and (F) and (B) neither Seller nor Buyer shall be obligated to make any remaining payments under Section 1.4(e)(i). In lieu thereof, however, no later than thirty (30) days after the ASA Termination Date, Seller, with the cooperation and assistance of Buyer, shall prepare or cause to be prepared an unaudited combined estimated income statement and estimated balance sheet for all of the Acquired Companies (the “Termination Date Combined Financial Statement”). The Termination Date Combined Financial Statement shall be for the period commencing on the first day following the last day of the period covered by any preceding Quarterly Combined Financial Statement for which a Quarterly Net Payment has been made (or, if no such payment has been made, the Closing Date) and ending on the ASA Termination Date. The Termination Date Combined Financial Statement shall be prepared based on the historical administrative costs of the Acquired Companies, as adjusted to take into consideration the wind-down of the Acquired Business as contemplated by the Transaction Documents. The Termination Date Combined Financial Statement shall include an actuarially determined provision for medical costs and loss adjustment expenses as of the ASA Termination Date for all claims through the winding up and running out period of the Acquired Business; provided, however, that the Termination Date Combined Financial Statement shall not include any reserves for Unreserved Claims or loss adjustment expenses related to such Unreserved Claims (“Termination Date Loss Reserves”). The amount of such Termination Date Loss Reserves shall be calculated in accordance with GAAP, consistently applied in accordance with the accounting policies and practices used to prepare the unaudited combined financial statements of the Acquired Companies as of and for the year ended December 31, 2008, insofar as such accounting policies and practices are consistent with GAAP. Net income and net loss as reflected on the Termination Date Combined Financial Statement shall be determined in accordance with the last sentence of Section 1.4(e)(i). Seller shall promptly cause a copy of the Termination Date Combined Financial Statement to be delivered to Buyer within such thirty-day period, together with a calculation of the Quarterly Net Payment with respect to such period due from Buyer to Seller or from Seller to Buyer (the “Termination Date Net Payment”).

(iii) In the event that the 2011 Novation has occurred and Buyer has opted-out of the 2011 Medicare Bid, no later than thirty (30) days following the end of each quarter during the year ended December 31, 2011, Buyer shall prepare or cause to be prepared an unaudited income statement for the Buyer Medicare Affiliate, including actual GAAP revenues, medical costs, 2011 Operating Costs and the corresponding net income or loss for the 2011 Medicare Revenue Period attributable to the Medicare Revenue Contract (each, a “2011 Buyer Medicare Income Statement”). Buyer shall promptly cause a copy of each such 2011 Buyer Medicare Income Statement to be delivered to Seller along with a certificate of a duly authorized officer of Buyer certifying that such statement has been prepared in good faith. The 2011 Buyer Medicare Income Statement shall be prepared in accordance with GAAP, consistently applied in accordance with the accounting policies and practices used to prepare the unaudited combined financial statements of the Acquired Companies as of and for the year ended December 31, 2008 insofar as such accounting policies and practices are consistent with GAAP. Buyer shall also deliver to Seller, together with each 2011 Buyer Medicare Income Statement, a calculation of the 2011 Seller Novated Medicare Profit (Loss) Portion with respect to such period.

(iv) From and after the Closing, Buyer shall cause the Acquired Companies to segregate the cash and securities held by such entities into notional accounts as set forth in this Section 1.4(e)(iv). The Acquired Companies shall administer and manage all of the cash and securities deemed to be included in the notional accounts described below pursuant to Section 2.7 of the Administrative Services Agreements and in accordance with the investment policy attached as Schedule 2.7 of the Administrative Services Agreements.

(A) Prior to the Closing, Parent or Seller shall have caused the Acquired Companies to have an amount equal to the Estimated Adjusted Tangible Net Equity Payment in cash or cash equivalents. As of the Closing Date, the Acquired Companies shall be deemed to have deposited into a notional account of Buyer an amount of cash and cash equivalents held by the Acquired Companies as of such date equal to the Estimated Adjusted Tangible Net Equity Payment (the “Buyer TNE Account”). After the Closing Date, each time that Buyer makes an Adjusted Tangible Net Equity Payment, funds a Capital and Surplus Deficiency or makes a payment under the last sentence of Section 1.4(d)(ii), an additional amount of cash and cash equivalents held by the Acquired Companies as of such date (as determined by Seller) equal to such Adjusted Tangible Net Equity Payment, Capital and Surplus Deficiency funded by Buyer or payment under the last sentence of Section 1.4(d)(ii) shall be deemed to be deposited into such Buyer TNE Account, and such amount shall be deemed to be debited from the Seller Commercial Account. All interest income, dividend income and realized capital gains or losses attributable to the securities deemed to be held in the Buyer TNE Account shall be added to or deducted from (as applicable) the amount deemed to be held in the Buyer TNE Account.

(B) All of the other cash, cash equivalents and securities of the Acquired Companies (i.e., other than the cash and cash equivalents deemed to be included in the Buyer TNE Account) shall be segregated into the “Seller Commercial Account” which shall be adjusted for each Adjusted Tangible Net Equity Payment made by Buyer as described above. All interest income, dividend income and realized capital gains or losses attributable to the securities deemed to be held in the Seller Commercial Account until the Transition Date shall be held for the benefit of Seller and thereafter for the benefit of Buyer. In addition, after the Closing Date, each time that Parent funds a Capital and Surplus Deficiency, an amount of cash, cash equivalents and securities held by the Acquired Companies shall be deemed to be deposited into the Seller Commercial Account.

(C) Prior to the first anniversary of the Closing Date, Parent or Seller shall have caused the Acquired Companies to have, in cash or cash equivalents, an amount equal to the First Anniversary Adjusted Tangible Net Equity Payment in the Seller Commercial Account. Prior to the Transition Date, Parent or Seller shall have caused the Acquired Companies to have, in cash or cash equivalents, an amount equal to the Second Anniversary Adjusted Tangible Net Equity Payment in the Seller Commercial Account. For the avoidance of doubt, any realized capital gains or losses based on the actions described in this subparagraph shall be attributable to the Seller Commercial Account.

(v) With respect to the Quarterly Net Payments other than the Actual Final Net Payment:

(A) If the amount of the Quarterly Net Payment is a positive number, Buyer will pay such amount to Seller.

(B) If the amount of the Quarterly Net Payment is a negative number, Seller will pay the absolute value of such amount to Buyer.

(vi) With respect to the Actual Final Net Payment:

(A) If the Actual Final Net Payment is greater than the Estimated Final Net Payment, then Buyer will pay the difference between the two amounts to Seller. For the avoidance of doubt, such payment will not be based on the absolute value of such amounts.

(B) If the Estimated Final Net Payment is greater than the Actual Final Net Payment, then Seller will pay the difference between the two amounts to Buyer. For the avoidance of doubt, such payment will not be based on the absolute value of such amounts.

(vii) With respect to the Termination Date Net Payment:

(A) If the amount of the Termination Date Net Payment is a positive number, Buyer will pay such amount to Seller.

(B) If the amount of the Termination Date Net Payment is a negative number, Seller will pay the absolute value of such amount to Buyer.

(viii) If the sum of the Quarterly Net Payments, the Actual Final Net Payment and the Termination Date Net Payment that are allocated to the Shares of the Election Companies pursuant to Section 4.6(b) and Schedule F of this Agreement is a negative number and thereby results in a net reduction to the purchase price for the Shares of either of the Election Companies (as defined in Section 4.6(c)) pursuant to Section 4.6(b) and Schedule F of this Agreement (the “Net P&L Purchase Price Reduction”), then to the extent the Election Companies’ basis in the Commercial Members for federal income tax purposes, adjusted as provided in Section 4.6(c) to reflect the Net P&L Purchase Price Reduction (the “Actual Member Tax Basis”), is less than the federal income tax basis the Election Companies would have had in the Commercial Members if the Buyer had only paid the greater of (i) the portion of the Initial Business Payment allocated to the Election Companies or (ii) the Membership Renewal Amount for each Commercial Member of the Election Companies that Renewed (the “Target Member Tax Basis”), Seller shall pay to Buyer an amount equal to the net present value of: (1) 35% multiplied by (2) the difference between (A) the Target Member Tax Basis and (B) the Actual Member Tax Basis; provided, however, Seller shall not be required to pay more than $5,000,000 (the “Gross-Up Cap”) under this Section 1.4(e)(vii). The net present value of the amount calculated in the previous sentence shall be determined using a 10% discount rate and assuming that the calculated amount would have been amortizable by Buyer over a period of 15 years beginning on the Closing Date. Subject to the Gross-Up Cap, Buyer shall be paid on a fully grossed up basis in order to reflect the additional adjustments to the Actual Member Tax Basis caused by the payment of any amounts pursuant to this Section 1.4(e)(vii). Buyer and Seller shall work together in good faith to calculate the Actual Member Tax Basis, the Target Member Tax Basis and any amount required to be paid by Seller to Buyer pursuant to this Section 1.4(e)(vii). Seller shall pay Buyer any amount required to be paid pursuant this Section 1.4(e)(vii) as soon as practicable following the Transition Date.

(ix) For purposes of this Section 1.4(e):

(A) “Buyer’s Allocable Investment Income (Loss)” means an amount equal to Net Investment Income (Loss) for the relevant period attributable to the securities deemed to be included in the Buyer TNE Account.

(B) “Net Investment Income (Loss)” means the sum of all income or loss attributable to the interest income, dividend income and realized capital gains or losses on the securities of the Acquired Companies, for the relevant period, as reflected on the Quarterly Combined Financial Statements, and as adjusted for income Taxes.

(C) “Quarterly Net Payment” means an amount equal to (without duplication): (1) net income or loss for the relevant period as reflected on the Quarterly Combined Financial Statements for the relevant period, minus (2) Buyer’s Allocable Investment Income for the relevant period (if any), plus (3) Buyer’s Allocable Investment Loss for the relevant period (if any), plus (4) the amount of Buyer Costs for the relevant period, minus (5) the amount, if any, retained by an Acquired Company as penalties pursuant to the applicable Administrative Services Agreement for the relevant period, minus (6) the amount, if any, of any Losses of any Acquired Company actually recovered under ARTICLE VII of this Agreement (other than to the extent such recovered amount is reflected in the applicable Quarterly Combined Financial Statements), minus (7) in the event that Buyer makes the Buyer Medicaid Election, the amount of Buyer Medicaid Net Income for the relevant period (if any), plus (8) in the event that Buyer makes the Buyer Medicaid Election, the amount of Buyer Medicaid Net Loss for the relevant period (if any), minus (9) if applicable, the amount of the 2010 Medicare Profit for the relevant period (if any), plus (10) if applicable, the amount of the 2010 Medicare Loss for the relevant period (if any), minus (11) if applicable, the amount of the 2011 Buyer Non-Novated Medicare Profit for the relevant period, plus (12) if applicable, the amount of the 2011 Buyer Non-Novated Medicare Loss for the relevant period, plus (13) if applicable, the amount of the 2011 Seller Novated Medicare Profit for the relevant period, minus (14) if applicable, the amount of the 2011 Seller Novated Medicare Loss, minus (15) to the extent reflected in the applicable Quarterly Combined Financial Statements, any amount received by HNNY under the Touchstone Agreements during the relevant period, plus (16) to the extent reflected in the applicable Quarterly Combined Financial Statements, any amount actually paid by Buyer or its Affiliates to Seller pursuant to Section 4.7(b), plus (17) the amount of any non-cash charges or expenses attributable to the amortization of goodwill or intangible assets or the depreciation of property, plant and equipment. Notwithstanding the foregoing, except for the amounts referenced in clauses (1), (2), (3), (9), (10), (11), (12), (13) and (14), each of the amounts referenced in the foregoing sentence shall be calculated on an after tax basis assuming a tax rate of thirty-five percent (35%) per annum.

(D) “Buyer Costs” means, for any period, the amount of any net loss (or reduction in net income) as reflected on the Quarterly Combined Financial Statements with respect to such period (unless Quarterly Combined Financial Statements are no longer prepared hereunder, in which case “Buyer Costs” shall mean costs and expenses) attributable to (1) any action or omission taken or not taken by an Acquired Company at the written direction of Buyer or its Affiliates unless such action or omission was (x) required to comply with applicable Law or contract or (y) consistent with Seller and its Affiliates’ historical practices prior to the Closing Date (unless such historical practices are materially inconsistent with the intent of winding down the Acquired Business); (2) any action or omission taken or not taken by the Administrator under the applicable Administrative Services Agreement or Claims Servicing Agreement at the written direction of Buyer or its Affiliates (including the Acquired Companies) unless such action or omission was (x) required to comply with applicable Law or contract (including the applicable Administrative Services Agreement or Claims Servicing Agreement) or (y) consistent with Seller and its Affiliates’ historical practices prior to the Closing Date (unless such historical practices are materially inconsistent with the intent of winding down the Acquired Business); (3) any exercise by an Acquired Company of its right under the applicable Administrative Services Agreement or Claims Servicing Agreement to concede or settle a Dispute without providing Seller written notice thereof at least five (5) Business Days prior to such concession or settlement (unless a reserve for such Dispute is related to medical expenses and is included in the Loss Reserve then Buyer will bear the financial risk as to the adequacy of such reserve); (4) any exercise by an Acquired Company of its right under the applicable Administrative Service Agreement or Claims Servicing Agreement to concede or settle a Dispute, after giving written notice thereof to Seller at least five (5) Business Days prior to such concession or settlement, but only to the extent the amount of such settlement exceeds Seller’s good faith estimate of the settlement value of such Dispute as communicated in writing to Buyer within five (5) Business Days after Buyer’s notice of such concession or settlement and unless (x) such estimate has been finally determined to be unreasonable by a third-party arbitrator under Section 1.4(f) (in which case, for the avoidance of doubt, such settlement amount will not be a Buyer Cost), (y) the Administrator consents to concede or settle such Dispute (not to be unreasonably withheld, delayed or conditioned) or (z) a reserve for such Dispute is related to medical expenses and is included in the Loss Reserve then Buyer will bear the financial risk as to the adequacy of such reserve; or (5) any administrative fees or other costs and expenses charged by Buyer or its Affiliates (other than the Acquired Companies) to an Acquired Company as an overhead allocation or for administrative services, other than costs and expenses (x) that are required by applicable Law or contract, or (y) that relate to any services (including administration of Provider Contracts, investment management services or any other services) provided by Buyer or its applicable Affiliates to which Parent or the Administrator have consented in writing.

(E) “Dispute” means (1) any complaints, inquiries, investigations or proceedings by Governmental Entities related to the Acquired Companies, (2) any claims, grievances or appeals relating to the Acquired Companies or (3) any Legal Proceedings related to the Acquired Companies.

(F) “Buyer Medicaid Net Income (Loss)” means, with respect to periods after June 30, 2010, the amount of net income or net loss of the Acquired Companies for such period attributable to the business conducted under the NJ Medicaid Contract and as reflected on the Quarterly Combined Financial Statements for the relevant period.

(G) “2010 Medicare Profit (Loss)” means, with respect to the period after the Closing Date up to and including December 31, 2010, the amount of pre-tax income or pre-tax loss (calculated as revenues, less medical costs, less operating costs) of the Acquired Companies for such period attributable to the business conducted under the Medicare Revenue Contract, if any, and as reflected on the Quarterly Combined Financial Statements for the relevant period. For purposes of the foregoing, the operating costs corresponding to any pre-tax income or loss for a period during the 2010 Medicare Revenue Period shall equal the product of (x) the 2010 PMPM Amount, multiplied by (y) the average number of members under the Medicare Revenue Contract for the 2010 Medicare Revenue Period, multiplied by (z) the number of months (or portions thereof) during the relevant period (up to twelve (12)). Notwithstanding the foregoing, 2010 Medicare Profit (Loss) shall not include any favorable or unfavorable prior period development, risk adjustment factor developments or similar adjustments with respect to the Medicare Revenue Contract relating to any pre-Closing period.

(H) “2011 Buyer Non-Novated Medicare Profit (Loss)” means, with respect to calendar year 2011, either (1) if Buyer opts in to the terms and pricing of the 2011 Medicare Bid, the full amount of net income or loss (calculated as revenues, less medical costs, less operating costs, less imputed taxes (assuming a tax rate of thirty-five percent (35%)) of the Acquired Companies for such period attributable to the business conducted under the Medicare Revenue Contract, if any, and as reflected on the Quarterly Combined Financial Statements for the relevant period, or (2) if Buyer opts out of the terms and pricing of the 2011 Medicare Bid, then the product of (a) the amount of net income or loss (calculated as revenues, less medical costs, less operating costs, less imputed taxes (assuming a tax rate of thirty-five percent (35%)) of the Acquired Companies for such period attributable to the business conducted under the Medicare Revenue Contract, if any, and as reflected on the Quarterly Combined Financial Statements for the relevant period multiplied by (b) the Buyer 2011 Medicare Percentage. For purposes of the foregoing, operating costs during the 2011 Medicare Revenue Period shall equal the product of (x) the 2011 PMPM Amount, multiplied by (y) the average number of members under the Medicare Revenue Contract for the 2011 Medicare Revenue Period, multiplied by (z) the number of months (or portions thereof) during the relevant period (up to twelve (12)). Notwithstanding the foregoing, 2011 Buyer Non-Novated Medicare Profit (Loss) shall not include any favorable or unfavorable prior period development, risk adjustment factor developments or similar adjustments with respect to the Medicare Revenue Contract relating to any pre-Closing period.

(I) “2011 Seller Novated Medicare Profit (Loss)” means, with respect to calendar year 2011, the product of (a) the amount of net income or loss (calculated as revenues, less medical costs, less operating costs, less imputed taxes (assuming a tax rate of thirty-five percent (35%)) of the Buyer Medicare Affiliate for such period attributable to the business conducted under the Medicare Revenue Contract, if any, and as reflected on the 2011 Buyer Medicare Income Statement for the relevant period multiplied by (b) the 2011 Opt-Out Percentage. For purposes of the foregoing, operating costs during the 2011 Medicare Revenue Period shall equal the product of (x) the 2011 PMPM Amount, multiplied by (y) the average number of members under the Medicare Revenue Contract for the 2011 Medicare Revenue Period, multiplied by (z) the number of months (or portions thereof) during the relevant period (up to twelve (12)). Notwithstanding the foregoing, 2011 Seller Novated Medicare Profit (Loss) shall not include any favorable or unfavorable prior period development, risk adjustment factor developments or similar adjustments with respect to the Medicare Revenue Contract relating to any pre-Closing period.

(J) “Buyer Medicare Affiliate” means for the Legacy United Entity to which the Medicare Revenue Contract has been novated, transferred or assigned pursuant to a 2011 Novation.

(K) “Buyer 2011 Medicare Percentage” means 100% minus the 2011 Opt-Out Percentage.

(f) No Duplication. Notwithstanding anything to the contrary in Section 1.4(e), in calculating the amount of any Quarterly Net Payment, the amount of any item that is included in such calculation of the Quarterly Net Payment shall be determined without duplication of the amount included in any other item that is included in such calculation of the Quarterly Net Payment.

(g) Dispute Resolution. In the event that Buyer or its Affiliates intend to cause an Acquired Company to settle any Dispute in accordance with the applicable Administrative Services Agreement, it may deliver to the Administrator written notice of such intention, along with reasonable background information regarding such Dispute. Within ten (10) Business Days of receiving such notice, the Administrator shall deliver to Buyer or its applicable Affiliate its good faith written estimate of the settlement value of such Dispute. If Buyer or such Affiliate disagrees with the Administrator’s estimate of the settlement value of such Dispute, the disagreement shall be submitted before the New York, New York offices of JAMS in accordance with the then existing JAMS Arbitration Rules, as modified by this Section 1.4(f). Buyer or such Affiliate and the Administrator shall select a mutually acceptable neutral arbitrator from the panel of arbitrators serving with any of JAMS’s offices, but in the event that the parties cannot agree on an arbitrator, the administrator of JAMS shall appoint an arbitrator from such panel. Arbitration pursuant to this Section 1.4(f) shall be limited to the sole question of determining whether the Administrator’s estimate of the settlement value of such Dispute was unreasonable. Each party shall bear its own fees and expenses with respect to this dispute resolution process and any disputes related thereto and each party shall bear fifty percent (50%) of the fees and expenses of JAMS and the arbitrator. From the time of delivery by Buyer or its Affiliate of any notice of its intention to settle any Dispute until any settlement of such Dispute, the parties shall provide the Administrator reasonable access to all information related to, and all personnel with information regarding, such Dispute.

(h) Loss Reserve. The Estimated Final Combined Financial Statement and Actual Final Combined Financial Statement shall include an actuarially determined provision for medical costs as of the Transition Date for all claims through the winding up and running out period of the Acquired Business, excluding any Unreserved Claims, including a customary provision for adverse deviation (“Loss Reserves”). The amount of such Loss Reserves shall not include any provisions or reserves for loss adjustment expenses. The amount of such Loss Reserves shall be calculated in accordance with GAAP, consistently applied in accordance with the accounting policies and practices used to prepare the unaudited combined financial statements of the Acquired Companies as of and for the year ended December 31, 2008 insofar as such accounting policies and practices are consistent with GAAP.

(i) Statutory Minimum Payments. If, at any time between the Closing Date and the earlier of the Transition Date and the ASA Termination Date, the capital and surplus of any Acquired Company is less than the statutory minimum required under any applicable Laws or an applicable Governmental Entity notifies an Acquired Company in writing that it has determined that such Acquired Company has a capital and surplus deficiency (such deficiency, a “Capital and Surplus Deficiency”), Buyer shall provide written notice of such Capital and Surplus Deficiency to Parent.

Promptly after Parent’s receipt of any written notice of a Capital and Surplus Deficiency from Buyer, but in no event later than the earliest of the dates that are (i) twenty (20) Business Days after the date of such notice, (ii) five (5) Business Days prior to the end of the applicable quarter or (iii) five (5) Business Days prior to the date upon which such Capital and Surplus Deficiency must be cured under applicable Law (as applicable, the “Contribution Date”), Parent shall deliver to Buyer an amount (the “Capital and Surplus Contribution Amount”) equal to (A) the amount of such Capital and Surplus Deficiency, minus (B) the Buyer Contribution Amount (as defined below). By the Contribution Date, Buyer shall also contribute to the applicable Acquired Company an amount (not to exceed the Capital and Surplus Deficiency) equal to the aggregate amount of cash or other assets withdrawn from the applicable Acquired Company by Buyer or its Affiliates in excess of the Adjusted Tangible Net Equity Payments made by Buyer at such date. In the event that Parent does not deliver such Capital and Surplus Contribution Amount to Buyer within such time period, Buyer may, at its sole option, advance such Capital and Surplus Contribution Amount to the applicable Acquired Company and provide written notice of such advance to Parent, and Parent shall be liable to Buyer for the full Capital and Surplus Contribution Amount actually funded by Buyer.

(j) Timing of Payments. Any payments pursuant to this Section 1.4 that may be disputed pursuant to Section 1.5 below shall be made promptly by the party required to pay such amount, but in no event later than five (5) Business Days following the final determination of such payment amount pursuant to Section 1.5, by wire transfer of immediately available funds to an account designated by the recipient in writing.

Section 1.5 Dispute of Payment Amounts. Except with respect to disputes governed under Section 1.4(f), this Section 1.5 shall govern the resolution of any disputes between the parties with respect to (i) the preparation of the Initial Membership Statement, any Membership Renewal Statement, the 2010 Medicare Actual Income Statement, the 2011 Medicare Actual Income Statement, the 2012 Medicare Actual Statement of Revenues, the Medicaid Statement of Revenues, the Closing Date Combined Balance Sheet, any Quarterly Combined Financial Statement, the Actual Final Combined Financial Statement, or the Termination Date Combined Financial Statement delivered pursuant to Section 1.4 and (ii) the calculations of the Membership Renewal Amount, the 2010 Actual Medicare Profit/Loss Amount, the 2010 Actual Medicare Revenue-Based Payment Amount, the 2011 Actual Medicare Revenue-Based Payment Amount, the 2012 Actual Medicare Revenue-Based Payment Amount, the Medicaid Revenue-Based Payment Amount, the Closing Adjusted Tangible Net Equity, the Second Anniversary Adjusted Tangible Net Equity Payment, the Quarterly Net Payments, the Actual Final Net Payment and the Termination Date Net Payment pursuant to Section 1.4 (each item under (i) or (ii), a “Calculation Statement”).

(a) The receiving party (the “Recipient”) shall have forty-five (45) days following delivery of each applicable Calculation Statement to it (the “Objection Period”) to provide written notice (the “Objection Notice”) to the other party (the “Preparer”) of any good faith objection to the Calculation Statement, which objection shall be set forth with reasonable detail in such Objection Notice; provided, however, that, the Objection Period shall be sixty (60) days following delivery of the Closing Date Combined Balance Sheet (i) with respect to the calculation of the Closing Adjusted Tangible Net Equity and (ii) with respect to the Actual Final Combined Financial Statement and the Termination Date Combined Financial Statement; and provided, further, that, following the final determination of Closing Adjusted Tangible Net Equity, neither the First Anniversary Adjusted Tangible Net Equity Payment nor the Second Anniversary Tangible Net Equity Payment may be objected to absent mathematical error. The Preparer shall reasonably cooperate with the Recipient and shall provide the work papers used by the Preparer or its representatives in preparing the applicable Calculation Statement, as reasonably requested by the Recipient. Unless the Recipient timely delivers an Objection Notice before the expiration of the applicable Objection Period, the Calculation Statement shall be deemed to have been accepted and approved by the Recipient and shall thereafter be final and binding upon the Recipient for purposes of this Section 1.5 (and any amounts to be paid pursuant to Section 1.4 hereof shall thereupon be paid within five (5) Business Days). To the extent any portion of a Calculation Statement shall not be expressly objected to, such matters shall be deemed to have been accepted and approved by the Recipient and shall be final and binding upon the Recipient for purposes hereof, and the undisputed portion of any payments to be made with respect to such Calculation Statement shall be made within five (5) Business Days in accordance with Section 1.4. If the Recipient timely delivers an Objection Notice before the expiration of the Objection Period, then those aspects of the applicable Calculation Statement objected to in the Objection Notice shall not thereafter be final and binding until resolved in accordance with this Section 1.5.

(b) Following receipt of any Objection Notice, the parties shall discuss in good faith the applicable objections set forth therein for a period of thirty (30) days thereafter and shall, during such period, attempt to resolve the matter or matters in dispute by mutual written agreement. If the parties reach such an agreement, such agreement shall be confirmed in writing and the applicable Calculation Statement prepared solely for purposes of this Agreement shall be revised to reflect such agreement, which agreement (and Calculation Statement, as so revised) shall thereafter be final and binding upon the parties for purposes of this Section 1.5 (and any amounts to be paid pursuant to Section 1.4 hereof shall thereupon be paid within five (5) Business Days).

(c) If the parties are unable to reach a mutual agreement in accordance with Section 1.5(b) hereof during the thirty (30) day period referred to therein, then the parties shall jointly select an office of PricewaterhouseCoopers, LLP, Ernst & Young LLP or KPMG LLP or, with respect to any dispute regarding the calculation of (i) Loss Reserves, Reden & Anders, Ltd. or (ii) Termination Date Loss Reserves, Milliman, Inc. or another independent, nationally recognized actuarial firm mutually acceptable to the parties (as applicable, the “Independent Expert”), who, acting as an expert and not as an arbitrator, shall resolve those matters still in dispute with respect to the applicable Calculation Statement in accordance with this Section 1.5. If the parties fail to agree on an Independent Expert within five (5) Business Days after the expiration of the thirty (30) day period, either party may request the American

Arbitration Association to appoint such an Independent Expert (or another accounting firm if any of the accounting firms named above decline to or are disqualified from accepting the dispute), and such appointment shall be conclusive and binding upon the parties. The Independent Expert’s resolution of the matters in dispute, including any adjustments to the applicable Calculation Statement made by the Independent Expert, shall be final and binding on the parties (and any amounts to be paid pursuant to Section 1.4 hereof shall thereupon be paid within five (5) Business Days). Within twenty (20) days of the appointment of the Independent Expert, each party shall deliver a written presentation of its position to the Independent Expert and the other party, and the parties will then have fifteen (15) days to prepare a written response to the other party’s presentation. The Independent Expert may also request written responses from the parties to specific questions at any time, which shall be delivered to the Independent Expert and the other party. The Independent Expert shall make a determination as soon as practicable and in any event within sixty (60) days (or such other time as the parties shall agree in writing) after its engagement. Notwithstanding anything set forth in this Section 1.5, the scope of any dispute to be resolved by the Independent Expert pursuant to this Section 1.5 shall be limited to whether the applicable Calculation Statement was prepared in accordance with the policies and practices required under Section 1.4, or whether there were mathematical errors in the applicable Calculation Statement or the calculation of any measures therein, and, except for the foregoing matters, the Independent Expert shall not make any further determination. In resolving any disputed item, the Independent Expert may not assign a value to any particular item greater than the greatest value for such item claimed by any party or less than the smallest value for such item claimed by any party, in each case as presented to the Independent Expert. Each party agrees to cooperate with the other parties and with the Independent Expert to resolve any dispute.

(d) Notwithstanding any other provision of this Agreement, including without limitation any provision stating that remedies shall be cumulative and not exclusive and any provisions for indemnification, this Section 1.5 provides the sole and exclusive method for resolving any and all disputes of each and every nature whatever that may arise between or among the parties with respect to the Calculation Statements or any amount reflected thereon or calculated therefrom or required to be reflected thereon or calculated therefrom (other than the calculation of Buyer Costs under Section 1.4(e)). As between the parties, Seller and Buyer hereby irrevocably waive, relinquish and surrender on their own behalf and on behalf of their respective Affiliates and representatives all rights to, and agree that they will not attempt, and shall cause their Affiliates and representatives not to attempt, to, resolve any such dispute or disputes in any manner other than as set forth in this Section 1.5, including without limitation through an indemnification claim or litigation. Seller and Buyer further agree on their own behalf and on behalf of their respective Affiliates and representatives that if one or more of them should initiate any attempt to resolve any such dispute or disputes in any manner other than the sole and exclusive manner set forth in this Section 1.5, such initiators shall pay and reimburse all fees, costs and expenses incurred by any other party as a result of, in connection with or related to such attempt or attempts. For the avoidance of doubt, in the event that the

Independent Expert declines to resolve any disputes regarding the calculation of Buyer Costs under Section 1.4(e), such disputes may be resolved in accordance with Section 8.6. Nothing in this Section 1.5(d) shall prohibit Buyer from exercising its right of offset in Section 7.3.

(e) Each party shall bear the fees and expenses of its respective independent certified public accountants incurred in performing services pursuant to this Section 1.5. If the Independent Expert is selected to resolve differences between the parties in accordance with Section 1.5, Buyer, on the one hand, and Seller and Parent, on the other hand, shall each pay one-half of the fees and expenses, including any retainers, of such firm in performing services pursuant to this Section 1.5.

Section 1.6 Closing Costs; Transfer Taxes and Fees. Parent shall be responsible for and shall pay (a) all documentary, sales, use, stamp and transfer Taxes and any other Taxes or fees imposed by reason of the transfer of the Shares provided hereunder (and any deficiency, interest or penalty asserted with respect thereto) and, at its expense, file any associated Tax Returns; and (b) all recording, filing, title and registration fees or other charges in connection with or as a direct result of the transfer of the Shares. Each party shall be responsible for its own costs incurred in connection with applying for new Permits and obtaining the transfer of existing Permits which may be lawfully transferred.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Except as set forth in the disclosure schedule delivered by Seller to Buyer (the “Seller Disclosure Schedule”), Parent and Seller, jointly and severally, represent and warrant to Buyer as follows:

Section 2.1 Organization.

(a) Each of Parent, Seller, HN Life and the Acquired Companies has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth on Section 2.1(a) of the Seller Disclosure Schedule, each of the Acquired Companies is duly qualified to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it, or the nature of the business conducted by it makes such qualification necessary, except for such failure to be so duly qualified and in good standing that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The copies of the articles of incorporation, bylaws and other organizational documents of the Acquired Companies previously made available by Seller to Buyer are true, correct and complete. Except as set forth in Section 2.1(a) of the Seller Disclosure Schedule, none of the Acquired Companies is in material violation of its certificate of incorporation or bylaws (or equivalent organizational documents).

(b) Section 2.1(b) of the Seller Disclosure Schedule lists, for each Acquired Company, the jurisdiction of its organization, its form of legal entity and each jurisdiction in which it is qualified to do business.

Section 2.2 Capitalization.

(a) Section 2.2(a) of the Seller Disclosure Schedule sets forth the authorized and outstanding shares of capital stock of each of the Acquired Companies and the applicable owner thereof. There are no Equity Interests of the Acquired Companies issued and outstanding except as so set forth on Section 2.2(a) of the Seller Disclosure Schedule. Seller is the owner of record and the beneficial owner, directly or indirectly, of all the issued and outstanding shares of capital stock of each of the Acquired Companies, free and clear of Liens, except for restrictions on transfer imposed by the Securities Act or state securities laws. FOHP, Inc. is the owner of record and the beneficial owner of all of the issued and outstanding shares of capital stock of Health Net of New Jersey, Inc., free and clear of all Liens, except for restrictions on transfer imposed by the Securities Act or state securities laws. Other than as provided in the foregoing sentence and investments held in the ordinary course of business, none of the Acquired Companies has an Equity Interest in any other Person.

(b) All of the outstanding shares of capital stock of the Acquired Companies have been duly authorized and are validly issued, fully paid, and nonassessable.

(c) None of the Acquired Companies has any other preferred stock, voting common stock, non-voting common stock, or other shares of capital stock reserved for or otherwise subject to issuance under existing plans or contractual commitments, other than as disclosed on Section 2.2(c) of the Seller Disclosure Schedule. None of the Acquired Companies has any outstanding bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of any Acquired Company’s capital stock may vote.

(d) Other than this Agreement, none of Parent, Seller or the Acquired Companies has any option, warrant, call, subscription, convertible security, right (including preemptive right), commitment or agreement providing for the issuance of additional shares of capital stock of any Acquired Company, the sale of additional shares, the sale of treasury shares, or the repurchase, redemption, transfer or voting of shares of capital stock of any Acquired Company, or any agreements of any kind which may obligate Parent, Seller or any Acquired Company to sell, issue, transfer, purchase, register for sale, redeem or otherwise acquire any of the capital stock of the Acquired Companies.

(e) Assuming the representations set forth in Section 3.9 are accurate, the sale of the Shares as contemplated herein will be exempt from registration under the Securities Act. Upon delivery to Buyer by Seller of the certificates representing the

Shares and payment therefor by Buyer as provided in Section 1.3, Buyer will acquire valid and marketable title to the Shares free and clear of any Liens, except for restrictions on transfer imposed by the Securities Act and state securities laws.

Section 2.3 Authorization; Binding Agreement. Each of Parent, Seller and their applicable Subsidiaries has the full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which Parent, Seller or their applicable Subsidiaries is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent, Seller and such Subsidiaries. This Agreement and the Transaction Documents to which Parent, Seller or their applicable Subsidiaries is a party have been duly and validly executed and delivered by Parent, Seller and such Subsidiaries and (assuming the accuracy of the representations and warranties in Section 3.2) constitute legally valid and binding agreements of Parent, Seller and such Subsidiaries, enforceable against Parent, Seller and such Subsidiaries in accordance with their terms, subject to (a) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and remedies generally, and (b) the effect of equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 2.4 Noncontravention. Except as set forth on Section 2.4 of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement or the Transaction Documents to which Parent, Seller or their applicable Subsidiaries is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach of any provision of the articles of incorporation or bylaws (or equivalent governing instruments) of Parent, Seller or such Subsidiaries, (b) subject to the receipt of the consents and approvals described in Section 2.5, require any consent or approval (the failure of which to obtain would be material to the Acquired Business) under, or materially conflict with or result in a material violation or breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any written contract, note, bond, mortgage, indenture, license, agreement or other instrument or obligation (collectively, “Contracts and Other Agreements”) that is material to the Acquired Business and to which Parent, Seller or such Subsidiaries is a party or by which any of them or any portion of their properties or assets may be bound or (c) subject to the receipt of the consents and approvals described in Section 2.5, violate, in any material respect, any Laws applicable to Parent, Seller or such Subsidiaries or any portion of their properties or assets.

Section 2.5 Approvals. No material consent, approval or authorization of or declaration or filing with any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or similar governmental body or entity (each, a “Governmental Entity”) on the part of Parent, Seller or their applicable Subsidiaries that has not been obtained or made is required in connection with the execution or delivery by Parent, Seller or their applicable Subsidiaries of this Agreement or the Transaction Documents to which Parent, Seller or such Subsidiaries are a party or the consummation by Parent, Seller or such Subsidiaries of the transactions contemplated hereby and thereby, other than (a) to the extent required, filings and other applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) approvals, filings and/or notices required under any applicable Laws related to insurance companies, HMOs or third party administration of health benefits, each of which is listed on Section 2.5(b) of the Seller Disclosure Schedule, (c) to the extent required, consents or approvals required from the CMS and other federal agencies administering federal healthcare programs relating to the transfer of Medicare associated government contracts, (d) to the extent required, approvals, filings and/or notices required by DMAHS or other state agencies required to transfer contracts with state agencies, including but not limited to Medicaid contracts, each of which is listed on Section 2.5(d) of the Seller Disclosure Schedule, and (e) as set forth on Section 2.5(e) of the Seller Disclosure Schedule.

Section 2.6 Absence of Material Adverse Effect. Except as set forth on Section 2.6 of the Seller Disclosure Schedule, during the period from December 31, 2008 to the Effective Date, there have been no changes, events, circumstances, developments or effects which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 2.7 Absence of Certain Changes or Events. Since December 31, 2008, the Acquired Companies have conducted their respective businesses, and the Acquired Business has been conducted, only in the ordinary course (except in connection with the transactions contemplated hereby) and, without limiting the generality of the foregoing during such period (but except as set forth on Section 2.7 of the Seller Disclosure Schedule):

(a) none of the Acquired Companies has sold, assigned, transferred or conveyed any material Intellectual Property Right or any tangible assets with a value in excess of $150,000, or cancelled any indebtedness for borrowed money, in each case, except in the ordinary course of business;

(b) none of the Acquired Companies has effected any amendment or modification to its articles of incorporation or bylaws (or equivalent governing documents);

(c) none of the Acquired Companies has made any change in accounting methods or principles used for GAAP or SAP purposes, other than as required by GAAP or SAP, applicable Law or a Governmental Entity;

(d) no Insurance Subsidiary has forfeited, abandoned, modified, waived, terminated or otherwise changed (including any changes, such as limitations or restrictions imposed by any Governmental Entity) any of its insurance licenses, or HMO licenses, certifications or authorizations;

(e) none of the Acquired Companies has incurred any indebtedness for borrowed money, except for borrowings under existing loan agreements and refinancings of existing indebtedness;

(f) neither Parent, Seller, in each case to the extent related to the business of the Acquired Companies, nor the Acquired Companies has changed any Tax accounting methods, made or changed any material Tax election, or entered into any settlement or compromise with respect to any material Tax liability;

(g) neither Parent, Seller nor the Acquired Companies have subjected any of the assets of the Acquired Companies to any material Lien, except Permitted Liens;

(h) neither Parent, Seller nor the Acquired Companies have, with respect to the Acquired Business, (i) waived or cancelled any claims against third parties with a value in excess of $150,000 (other than as a result of a collection loss) or (ii) suffered any collection losses in excess of $150,000 or material adverse changes in collection loss experience, in each case, that are not consistent with the past practice of the business of the Acquired Companies;

(i) none of the Acquired Companies has issued, sold or transferred any of its Equity Interests, securities convertible or exchangeable for its Equity Interests or warrants, options or other rights to acquire its Equity Interests, or any of its bonds or debt securities; and

(j) there has been no agreement by Seller or the Acquired Companies to do any of the foregoing.

Section 2.8 Contracts and Commitments.

(a) Section 2.8(a) of the Seller Disclosure Schedule sets forth, as of the Effective Date, a complete and accurate list of contracts of the types described in clauses (i) to (vi) below to which any of the Acquired Companies is a party or by which any of their assets are bound (each a “Specified Contract”). “Specified Contracts” shall not include intercompany agreements between or among Parent, Seller, the Acquired Companies or any of Parent’s other Subsidiaries, any shared services agreements to which none of the Acquired Companies is a party, the Caremark Agreement or any Rental Network Contracts, Provider Contracts, Client Contracts or contracts with general agents, brokers or agents.

(i) Any contract that obligates any of the Acquired Companies to pay an amount in excess of $100,000 during the fiscal year ended December 31, 2008, and which remains in effect during the fiscal year ending December 31, 2009.

(ii) Any contract including a provision which prohibits the Acquired Companies from freely engaging in any line of business, including, without limitation, any contract containing exclusivity provisions binding the Acquired Companies, or which prohibits the Acquired Companies from soliciting customers or any other business, anywhere in the world (but, in each case, excluding confidentiality provisions).

(iii) Any contract that involves an obligation for borrowed money in excess of $100,000 or provides for a guaranty or surety by any of the Acquired Companies in an amount in excess of $100,000 in respect of any Person other than any of the Acquired Companies.

(iv) Any contract that creates a partnership, limited liability company or joint venture (but excluding risk-sharing arrangements with health care providers) to which the Acquired Companies is a party.

(v) Any contract with any Governmental Entity (other than Client Contracts and Orders) that is material to the Acquired Business.

(vi) Any reinsurance, coinsurance or retrocession treaties, or other similar material agreements, slips, binders, cover notes or similar arrangements of any kind (the “Reinsurance Agreements”) to which any of the Acquired Companies is a party as a cedent, and any terminated or expired Reinsurance Agreement under which there remains any outstanding liability, other than any intercompany agreements.

(b) Except as set forth on Section 2.8(b) of the Seller Disclosure Schedule, as of the date hereof, all of the Specified Contracts, Broker Contracts, Rental Network Contracts, Provider Contracts, Client Contracts, Vendor Contracts and the Caremark Agreement are, with respect to the Parent, Seller or its Subsidiaries (as applicable) and, to the knowledge of Seller, with respect to all other parties thereto, legally valid and binding, in full force and effect and enforceable in accordance with their terms, except (i) as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and remedies generally and by the effect of equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law) or (ii) as would not be material, individually or in the aggregate, to any Acquired Company in its individual capacity. Except as set forth on Section 2.8(b) of the Seller Disclosure Schedule, as of the date hereof, the Acquired Companies have performed their obligations in all material respects under the Specified Contracts, Broker Contracts, Rental Network Contracts, Provider Contracts, Client Contracts and Vendor Contracts to the extent those obligations to perform have accrued or are being contested in good faith in the ordinary course of business.

(c) Since December 31, 2008, none of Parent, Seller or their Subsidiaries party to such contracts has received any written notice asserting a breach, default or violation under any Specified Contract or Rental Network Contract outside of the ordinary course of business, by Parent, Seller or such Subsidiary and, to the knowledge of Seller, each of the other parties thereto are not in material breach, default or violation of such Specified Contract or Rental Network Contract.

(d) Prior to the Effective Date, Seller has made available to Buyer true and, except for redactions thereto by Seller in its sole discretion made in order to ensure compliance with federal and state antitrust laws, complete copies of all contracts in existence as of the date hereof which are included in the following categories:

(i) Specified Contracts,

(ii) Provider Contracts representing at least 50% of calendar year 2008 incurred claims cost (excluding pharmaceutical cost) for the Acquired Business as a whole,

(iii) top twenty five (25) Client Contracts, measured by membership, as of December 31, 2008 and as of June 30, 2009, for the Acquired Business taken as a whole,

(iv) contracts with the top twenty five (25) general agents, brokers and agents, measured by commissions and bonuses paid to each such general agent, broker or agent for the twelve (12) month period ended December 31, 2008, with respect to the Acquired Business (“Broker Contracts”), and

(v) contracts providing for the lease or other use of a third party’s physician or health care provider network that are material to the Acquired Business (“Rental Network Contracts”).

(e) Prior to the Effective Date, Seller has made available to Buyer a list of all contracts with the top ten (10) shared services vendors, based on estimated expenditures for the Acquired Business for the twelve (12) month period ended December 31, 2008 (“Vendor Contracts”).

Section 2.9 Litigation, Judgments, No Default. Except (i) as set forth on Section 2.9 of the Seller Disclosure Schedule or (ii) for Actions arising under the Company Forms, Client Contracts and Provider Contracts in the ordinary course of business, there is no:

(a) material Action pending or, to the knowledge of Seller, threatened during the last two (2) years, before any federal or state court or arbitrator to which any of the Acquired Companies is a party; and

(b) judgment, decree, injunction, settlement agreement with ongoing commitments, ruling or order (collectively, “Orders”) of any court, arbitrator or Governmental Entity outstanding against any of the Acquired Companies that is material to the applicable Acquired Company, in its individual capacity.

Section 2.10 Finders and Investment Bankers. Neither Parent, Seller or any of the Acquired Companies nor any of their respective officers or directors has employed any investment banker, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for J.P. Morgan Securities, Inc. (“JP Morgan”) and Banc of America Securities LLC (“Banc of America”), or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders’ fees or commissions in connection with the transactions contemplated hereby, except for fees payable to JP Morgan and Banc of America, all of which fees have been or will be paid by Seller in accordance with the agreements between Parent and JP Morgan and Parent and Banc of America.

Section 2.11 Insurance. The Acquired Companies and their Subsidiaries carry insurance with insurers that, to the knowledge of Seller, are solvent, in amount and types of coverage which are customary in the industry and against risks and losses which are usually insured against by persons holding or operating similar properties and similar businesses. Except as disclosed on Section 2.11 of the Seller Disclosure Schedule, no material claims have been submitted for payment and not paid under any of such insurance policies relating to the properties, assets or operations of the Acquired Companies or the Acquired Business since December 31, 2007.

Section 2.12 Intellectual Property Rights.

(a) Section 2.12(a) of the Seller Disclosure Schedule sets forth a list of all Intellectual Property Rights and Trademarks owned by the Acquired Companies that are used exclusively in the business of the Acquired Companies and that are registered, filed or issued under the authority of any Governmental Entity (“Seller Registered IP”), including (A) for each registered Trademark (excluding domain names), the application serial number or registration number thereof; (B) for each Patent or registered Copyright, the number and date of registration or application thereof for each jurisdiction in which a Patent or Copyright has been registered or applied for; and (C) for any URL or domain name, the registration date, any renewal date and name of registry. The Acquired Companies have in a timely manner made all filings, payments, and recordations and taken all other actions reasonably required to obtain and maintain ownership of all Seller IP in and to each material item of Seller Registered IP.

(b) Except as set forth on Section 2.12(b) of the Seller Disclosure Schedule, the Acquired Companies exclusively own or have the right to irrevocably assign and transfer all right, title, and interest in and to the Seller IP (including the right to seek past and future damages with respect thereto) to Buyer, free and clear of any Liens, claims or encumbrances other than Permitted Liens and non-exclusive licenses granted in the ordinary course of business.

(c) To the knowledge of Seller, the business of the Acquired Companies as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights owned or controlled by a third party. No Actions have been instituted or are pending against any of the Acquired Companies, or, to the knowledge of Seller, are threatened, that challenge the right of the Acquired Companies with respect to the use licensed Seller IP or use or ownership of owned Seller IP.

(d) Except as set forth on Section 2.12(d) of the Seller Disclosure Schedule, no Actions have been instituted or are pending against any of the Acquired Companies, or, to the knowledge of Seller, are threatened, that allege infringement, misappropriation, or other violation of any Intellectual Property Right of another Person. Except as set forth on Section 2.12(d) of the Seller Disclosure Schedule, none of the Acquired Companies has received any written notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person.

Section 2.13 Compliance with Law. Except as set forth on Section 2.13 of the Seller Disclosure Schedule or with respect to matters covered by Section 2.15 (Licenses and Permits), Section 2.16 (Environmental Matters), Section 2.17 (Tax Returns and Tax Payments) and Section 2.18 (Regulatory Matters), the Acquired Companies have conducted their businesses in compliance, in all material respects, with all applicable Laws. Since December 31, 2006, except as set forth on Section 2.13 of the Seller Disclosure Schedule, none of the Acquired Companies or their Subsidiaries has received any written notice of alleged material violations of the foregoing, other than written notices which have been cured, settled, dismissed or otherwise fully remedied or closed due to inactivity, and there are no pending or, to the knowledge of Seller, threatened hearings or investigations with respect to any of the foregoing.

Section 2.14 Real Property. Section 2.14 of the Seller Disclosure Schedule lists all of the real property leases of the Acquired Companies (the “Property Leases”). None of the Acquired Companies owns any real property. Except as set forth on Section 2.14 of the Seller Disclosure Schedule, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, granting to any Person the right to purchase, or the exclusive right to use or occupy any of the real property leased pursuant to the Property Leases (the “Leased Real Property”). Except as set forth on Section 2.14 of the Seller Disclosure Schedule, there are no pending or threatened condemnation proceedings with respect to any of the Leased Real Property. Except as set forth on Section 2.14 of the Seller Disclosure Schedule, none of the Acquired Companies has received any communications from any lessor of the Leased Real Property notifying them of any intention of any such lessor to terminate or fail to renew the Property Lease.

Section 2.15 Licenses and Permits. Except as set forth on Section 2.15 of the Seller Disclosure Schedule or with respect to matters covered by Section 2.16 (Environmental Matters) and Section 2.18 (Regulatory Matters), each of the Acquired Companies has obtained, and is in compliance in all material respects with, all Permits material to the conduct of the businesses and operations of the Acquired Companies as now conducted. Except as set forth on Section 2.15 of the Seller Disclosure Schedule, Parent and Seller have all material Permits necessary in order for Parent and/or Seller to perform their obligations under the Administrative Service Agreements and Business Transition Agreement in the States of New York, New Jersey, Connecticut and Rhode Island.

Section 2.16 Environmental Matters. Except as set forth on Section 2.16 of the Seller Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings seeking to impose, or that reasonably could be expected to result in the imposition on the Acquired Companies of any liability or obligations arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance relating to pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, “Environmental Laws”), pending or, to the knowledge of Seller, threatened in writing, against the Acquired Companies, which liability or obligation would reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 2.16 of the Seller Disclosure Schedule, to the knowledge of Seller, during the period of (a) the ownership or operation by the Acquired Companies of any of their current properties or (b) the holding by the Acquired Companies of a leasehold interest or other interest in any property, there has been no release of hazardous, toxic or radioactive materials regulated under Environmental Laws in, on, under or affecting any such property, which release would reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 2.16 of the Seller Disclosure Schedule, to the knowledge of Seller, none of the Acquired Companies is subject to any agreement, order, judgment or decree by or with any Governmental Entity or third party imposing any material liability or obligations pursuant to or under any Environmental Law that would reasonably be expected to have a Material Adverse Effect.

Section 2.17 Tax Returns and Tax Payments. Except as set forth in Section 2.17 of the Seller Disclosure Schedule:

(a) Parent has caused each of the Acquired Companies to timely file all material Tax Returns required to be filed by them for taxable periods prior to the Closing Date. All such Tax Returns are complete, correct and accurate in all material respects. Each Acquired Company has paid all Taxes (whether or not shown to be due on any Tax Return), except any such Taxes for which appropriate reserves have been established in accordance with GAAP or SAP.

(b) The Acquired Companies have timely and properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Acquired Company.

(d) To the knowledge of Parent or Seller, no material claim has ever been made by a taxing authority in a jurisdiction where any Acquired Company does not file Tax Returns that any Acquired Company is or may be subject to taxation by that jurisdiction.

(e) No material deficiencies for any Taxes of an Acquired Company have been claimed, proposed or assessed by any taxing authority. There are no audits, examinations, assessments or other actions pending or currently being conducted or, to the knowledge of Seller, threatened for or relating to any material liability in respect of any Taxes of an Acquired Company. None of the Acquired Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor is any request for any such waiver or consent pending. None of the Acquired Companies has granted any power of attorney with respect to Taxes that is currently in force.

(f) None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.

(g) None of the Acquired Companies has, since December 31, 2005, distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or part by Section 355 or Section 361 of the Code.

(h) The Acquired Companies are members of an affiliated group of corporations within the meaning of Section 1504 of the Code (the “Affiliated Group”), the common parent of which is Parent. Since the date acquired by Parent, none of the Acquired Companies (i) has been a member of an affiliated group other than the Affiliated Group or (ii) has any liability for the Taxes of any Person (other than Parent or any Subsidiary of Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i) The Acquired Companies have not participated in any listed transaction as defined under Code Section 6011 and the Treasury regulations thereunder.

(j) No Acquired Company is party to any contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code to any Person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Acquired Companies, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Acquired Companies that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(k) None of the Acquired Companies, to the extent they are “controlled foreign corporations” within the meaning of Section 957 of the Code, has had “subpart F income” within the meaning of Section 952 of the Code since the date of formation of such Acquired Company.

(l) No Acquired Company has an “overall foreign loss” within the meaning of Section 904 of the Code or a “dual consolidated loss” within the meaning of Treasury Regulations Section 1.1503-2.

(m) No Acquired Company is a “passive foreign investment corporation” as defined in Section 1297 of the Code.

Section 2.18 Regulatory Matters. Except as set forth on Section 2.18 of the Seller Disclosure Schedule:

(a) Each of the Acquired Companies (i) is conducting and at all times since December 31, 2006, has conducted its business in compliance, in all material respects, with all applicable health care and insurance Laws, including, without limitation, ERISA, the administrative simplification provisions of HIPAA, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Pub. L. No. 108-173), the Medicare Improvements for Patients and Providers Act of 2008 (Pub. L. No. 110-275), Medicare (Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq.), Medicaid (Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq.), the regulations promulgated pursuant to such laws, and any other Law, contract with CMS or a Governmental Entity, manual provision, program memorandum, opinion letter, or other issuance which regulates recordkeeping, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation, prompt payment of claims, contracting with providers or others for the provision of health care services, financial reserve or surplus requirements, managed care, the regulation of HMOs or the payment for or provision of health insurance and health care, the payment of premium Taxes, surcharges or other assessments on health care insurance, HMO or health care administrative services businesses or payments (including shared risk pools), or the marketing of health insurance or HMO products, including but not limited to arrangements with brokers, agents and producers (hereinafter collectively referred to as the “Health Care Laws”), and (ii) have not during the last three (3) years received any notice from any Governmental Entity alleging any material non-compliance with such Health Care Laws.

(b) Buyer has been provided with true and complete copies of all final examination reports and a listing of currently active examinations, including both financial and market conduct examinations, of any Governmental Entity during the last three (3) years relating to the Acquired Companies and the Acquired Business. Except as otherwise set forth on Section 2.18(b) of the Seller Disclosure Schedule, there are no asserted deficiencies in any such examination report material to the Acquired Companies or their Subsidiaries, which are not being or have not been addressed through the timely submission of a corrective action plan to the appropriate Governmental Entity or by other means permitted under applicable Law.

(c) All Permits material to the conduct of the Acquired Companies and the Acquired Business and required pursuant to any Health Care Law have been obtained by the Acquired Companies and are listed on Section 2.18(c) of the Seller Disclosure Schedule. To the knowledge of Seller, each of the Acquired Companies are, and at all times during the last three (3) years, have been in compliance, in all material respects, with all such Permits. There are no Actions pending or threatened that seek the revocation, cancellation, suspension or adverse modification of any such Permit.

(d) All material reports, financial statements, documents (including, but not limited to, marketing, enrollment and health benefit plan materials and member communications), submissions (including, but not limited to, submissions of cost and expense data and rating proposals), notices and responses to audit or examination findings, and notices required to be filed, maintained, or furnished to any Governmental Entity pursuant to any Health Care Law by any of the Acquired Companies during the last three (3) years have been so filed, maintained or furnished, and there are no outstanding material deficiencies which any Governmental Entity has asserted with respect to such material reports, financial statements, documents, submissions, notices and responses. All such reports, financial statements, documents, submissions, notices and responses were complete and correct, in all material respects, on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) During the last three (3) years, except as set forth on Section 2.18(e) of the Seller Disclosure Schedule, none of the Acquired Companies nor, to the knowledge of Seller, any of their respective officers, directors or employees is currently, or has at any time been, debarred, suspended, or otherwise excluded from participating in any federal healthcare programs.

(f) Section 2.18(f) of the Seller Disclosure Schedule sets forth the names of HN Life and each Acquired Company that is an insurance company or HMO (the “Insurance Subsidiaries”), and the insurance and HMO licenses and certificates held by such entity. Except as set forth on Section 2.18(f) of the Seller Disclosure Schedules, each of the Insurance Subsidiaries is (i) duly licensed or authorized as an insurance company, or is duly licensed or certified as an HMO, in its jurisdiction of incorporation, (ii) duly licensed, authorized, or certified to carry on an insurance or HMO business in each other jurisdiction where it is required to be so licensed, certified or authorized in all material respects, and (iii) duly authorized in its jurisdiction of incorporation and duly authorized in all material respects in each other applicable jurisdiction, to write its lines of business as required by Law. The Insurance Subsidiaries have filed all material reports, data and other information required to be filed with respect to the business conducted by the Acquired Companies under applicable statutes and regulations relating to reports of insurance companies and HMOs. Section 2.18(f) of the Seller Disclosure Schedule sets forth the states where the Insurance Subsidiaries are domiciled for insurance regulatory purposes, and, if applicable, where they are regulated as HMOs.

Section 2.19 Financial Matters.

(a) Parent or Seller has delivered to Buyer true, correct and complete copies of (i) the unaudited balance sheets, as of March 31, 2009 of the Acquired Companies and their Subsidiaries (the “Latest Balance Sheets”) and the unaudited consolidated statements of income of the Acquired Companies and their Subsidiaries for the three-month period then ended (such statement of income and the Latest Balance Sheet being hereinafter referred to as the “Latest Financial Statements”) and (ii) the unaudited balance sheets as of December 31st of each of 2008, 2007 and 2006 of the Acquired Companies and the unaudited consolidated statements of income of the Acquired Companies for each of the fiscal years then ended (collectively, the “Annual Financial Statements”). The Latest Financial Statements and the Annual Financial Statements are based upon the information contained in the books and records of Parent, Seller and the Acquired Companies and fairly present in all material respects the financial position of the Acquired Companies as of the dates thereof and results of operations for the periods referred to therein. Except as set forth on Section 2.19(a) of the Seller Disclosure Schedule, (i) the Annual Financial Statements have been prepared in accordance with GAAP applicable to unaudited annual financial statements, consistently applied in accordance with Parent’s historical practices insofar as such practices are consistent with GAAP; and (ii) the Latest Financial Statements have been prepared in accordance with GAAP applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required for compliance with GAAP), consistent with the Annual Financial Statements, and reflect all adjustments necessary to a fair statement in all material respects of the financial condition and results of operations for the interim periods presented.

(b) Except as set forth on Section 2.19(b) of the Seller Disclosure Schedule, Parent or Seller has delivered to Buyer the following statutory financial statements, including all notes, exhibits, schedules and certifications, of each Insurance Subsidiary which are required to be filed with applicable regulatory authorities (the “Statutory Statements”): (i) the quarterly Statutory Statement for the quarter ended March 31, 2009, as filed with applicable regulatory authorities, and (ii) the annual Statutory Statements for each of the years ended December 31, 2008, 2007, and 2006 as filed with the applicable regulatory authorities. The Statutory Statements (A) fairly present in all material respects the financial position of each Insurance Subsidiary and the results of its operations as of the dates thereof and periods then ended, and (B) were prepared in accordance with applicable accounting principles prescribed or permitted at the date of such financial statements by the applicable regulatory authority, consistently applied in all material respects and (C) were timely filed with the applicable regulatory authority in which they were required to be filed.

(c) Complete and correct copies of all material reports submitted by or on behalf of any Insurance Subsidiary to any Governmental Entity relating to risk-based capital calculations in the two-year period ending on the Effective Date have been provided to Buyer prior to the Effective Date. The Acquired Companies are not required, under applicable Law, to submit any analyses, reports or other data relating to Insurance Regulatory Information Systems to any Governmental Entity or the NAIC.

(d) The reserves and other liability amounts with respect to the Client Contracts and Reinsurance Agreements to which the Acquired Companies or their Subsidiaries is a party (each, an “Insurance Contract”) established or reflected in the Statutory Statements were determined in accordance with generally accepted actuarial standards consistently applied, were based on actuarial assumptions in accordance with those called for in the provisions of the related Insurance Contracts, were determined in accordance with the requirements of all applicable Laws, were determined in accordance with statutory accounting principles, consistently applied in accordance with the Company’s historical practices, and are computed on the basis of assumptions consistently applied.

Section 2.20 Customers, Health Care Providers and Vendors; Intercompany Agreements.

(a) Section 2.20(a)(i) of the Seller Disclosure Schedule lists (on a no names basis), for the twelve (12) month period ending on December 31, 2008 and for the six (6) month period ending on June 30, 2009, the (i) top twenty (20) Employer Groups that are fully insured groups, by State, based on aggregate revenue, and (ii) top five (5) Employer Groups that are ASO groups, by State, based on aggregate revenue. Section 2.20(a)(ii) of the Seller Disclosure Schedule lists, for the twelve (12) month period ending on December 31, 2008 and for the five (5) month period ending on May 31, 2009, the top twenty (20) health care providers (excluding drug suppliers) based on incurred claims cost. Section 2.20(a)(iii) of the Seller Disclosure Schedule lists, for the twelve (12) month period ending on December 31, 2008, the top ten (10) shared services vendors based on estimated expenditures for the Acquired Business for such period. Section 2.20(a)(i), (ii) and (iii) of the Seller Disclosure Schedule sets forth opposite the name of each such Employer Group, ASO group, health care provider and vendor the approximate percentage and dollar amount of revenues or purchases by the Acquired Business attributable to such Employer Group, ASO group, health care provider or vendor for the applicable period(s). Parent or Seller has provided or will provide Buyer with written notice of any Employer Group, ASO Group, health care provider or vendor required to be listed on Section 2.20(a)(i), (ii) or (iii) of the Seller Disclosure Schedule that, since December 31, 2008, (x) has indicated in writing that it will terminate its business with the Acquired Business or (y) has asserted an Action in writing against Parent, Seller or the Acquired Companies with respect to the Acquired Business.

(b) Section 2.20(b) lists as of the Effective Date all material intercompany Contracts and Other Agreements to which any of the Acquired Companies is a party or which are material to the operation of the Acquired Business as it is currently conducted, and which will be, as determined in good faith by Parent and Seller, necessary after the Closing in order for Parent and/or Seller to perform their obligations under the Administrative Service Agreements and Business Transition Agreement (such Contracts and Other Agreements, the “Intercompany Agreements”).

Section 2.21 Employment and Employee Benefit Matters. All of the Business Employees are employed by Parent or an Affiliate of Parent other than the Acquired Companies. None of the Acquired Companies sponsors or maintains any Benefit Programs. All Benefit Programs for the benefit of Business Employees are sponsored and maintained by Parent or an Affiliate of Parent other than the Acquired Companies.

Section 2.22 Officers and Directors; Bank Accounts. Section 2.22 of the Seller Disclosure Schedule sets forth as of the hereof (a) a list of all officers and directors of the Acquired Companies and (b) a full and complete list of all bank accounts and safe deposit boxes of the Acquired Companies, the number of each such account or box, and the names of the persons authorized to draw on such accounts or to access such boxes. All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as follows:

Section 3.1 Organization. Buyer has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Buyer is duly qualified to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it make such qualification necessary, except for such failures to be so duly qualified and in good standing that, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. Buyer is not in material violation of its certificate of incorporation or bylaws (or equivalent organizational documents).

Section 3.2 Authorization; Binding Agreement. Buyer has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement and the Transaction Documents to which Buyer is a party have been duly and validly executed and delivered by Buyer and (assuming the accuracy of the representations and warranties in Section 2.3) constitute legally valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms, subject to (a) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and remedies generally, and (b) the effect of equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3 Noncontravention. Neither the execution and delivery of this Agreement or the Transaction Documents to which Buyer is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach of any provision of Buyer’s organizational documents or bylaws, (b) subject to the receipt of the consents and approvals described in Section 3.4, require any consent or approval (the failure of which to obtain would be material to Buyer’s business) under, or materially conflict with or result in a material violation or breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contracts and Other Agreements to which Buyer is a party or by which Buyer or any portion of its properties or assets may be bound or (c) subject to the receipt of the consents and approvals described in Section 3.4, violate, in any material respect, any Laws applicable to Buyer or any material portion of its properties or assets; provided that no representation or warranty is made in the foregoing clause (b) or (c) except to the extent such matters, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby or thereby.

Section 3.4 Approvals. No consent, approval or authorization of, or declaration or filing with, any Governmental Entity on the part of Buyer that has not been obtained or made is required in connection with the execution or delivery by Buyer of this Agreement or the Transaction Documents to which Buyer is a party or the consummation by Buyer of the transactions contemplated hereby or thereby, other than (a) to the extent required, filings and other applicable requirements under the HSR Act, (b) approvals, filings and/or notices required under any applicable Laws related to insurance companies, HMOs or third party administration of health benefits, (c) to the extent required, consents or approvals required from the CMS and other federal agencies administering healthcare programs relating to the transfer of Medicare associated government contracts, (d) to the extent required, approvals, filings and/or notices required by DMAHS or other state agencies required to transfer contracts with state agencies, including but not limited to Medicaid contracts, and (e) consents, approvals, authorizations, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby or thereby.

Section 3.5 Finders and Investment Bankers. None of Buyer or any of its respective officers or directors has employed any investment banker, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement or the Transaction Documents to which Buyer is a party, or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders’ fees or commissions in connection with the transactions contemplated hereby.

Section 3.6 Compliance with Law.

(a) Except with respect to matters covered by Section 3.7 (Regulatory Matters), since December 31, 2007, Buyer and its Affiliates that are parties to the Transaction Documents have been in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement or the Transaction Documents to which Buyer or any of its Affiliates is a party.

(b) Since December 31, 2008, neither Buyer nor its Affiliates that are parties to the Transaction Documents have received any written notice of alleged violations of Law, other than as would not reasonably be expected to prevent Buyer and its Affiliates that are parties to the Transaction Documents from consummating the transactions contemplated by this Agreement and the Transaction Documents to which they are a party.

Section 3.7 Regulatory Matters.

(a) Buyer or its Affiliates that are parties to the Transaction Documents are (i) duly licensed or authorized as insurance companies, and are duly licensed or certified as HMOs, in the jurisdictions where the Acquired Business is conducted as of the Effective Date, and (ii) duly authorized in each jurisdiction where the Acquired Business is conducted as of the Effective Date to write their lines of business as required by Law, in each case, except for such failures to be duly licensed or authorized as would not, individually or in the aggregate with all such failures, be material to Buyer’s ability to consummate the transactions contemplated by this Agreement or the Transaction Documents to which Buyer or such Affiliates is a party.

(b) Buyer or its Affiliates that are parties to the Transaction Documents are in compliance, in all material respects, with all state capitalization requirements necessary to carry on an insurance or HMO business in the jurisdictions where the Acquired Business is conducted as of the Effective Date.

Section 3.8 Financing. Buyer represents that as of the Closing Date it will have sufficient funds to deliver the Closing Payment to Seller in accordance with Section 1.3(b)(i).

Section 3.9 Investment Intent. The Shares will be acquired by Buyer for its own account and not for the purpose of a distribution. Buyer will refrain from transferring or otherwise disposing of any of the Shares acquired by it, or any interest therein, in such manner as to violate any registration provision of the Securities Act, or any applicable state securities law regulating the disposition thereof. Buyer agrees that the certificates representing the Shares may bear legends to the effect that the Shares have not been registered under the Securities Act, or such other state securities laws, and that no interest therein may be transferred or otherwise disposed of in violation of the provisions thereof.

ARTICLE IV.

COVENANTS

Section 4.1 Conduct of the Acquired Business.

(a) Except as contemplated by this Agreement or as required by applicable Law, during the period commencing on the Effective Date and ending on the Closing Date, each of Parent and Seller shall cause the Acquired Companies to conduct the operations of their respective businesses in the ordinary course of business, consistent with past practice, and each of Parent and Seller shall use commercially reasonable efforts to cause the Acquired Business to preserve intact its business and to maintain satisfactory relationships with the customers, members, enrollees, providers, suppliers, Governmental Entities and others having business relationships with the Acquired Business. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or as required by applicable Law (including antitrust Laws) (provided that Parent or Seller shall promptly provide notice to Buyer of any action taken or not taken under this Section 4.1(a) due to a requirement of Law), prior to Closing, each of Parent and Seller shall cause the

Acquired Companies not to without the prior written consent of Buyer (which shall not be unreasonably withheld):

(i) amend or propose to amend the articles of incorporation or bylaws (or equivalent governing instruments) of the Acquired Companies;

(ii) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) any capital stock of any class or any securities convertible into or exchangeable for shares of capital stock of any class of the Acquired Companies;

(iii) permit any of the Acquired Companies to enter into or terminate, or materially amend or materially modify, any Specified Contract other than (A) in the ordinary course of business consistent with past practice, or (B) any novation of the NY Medicare Part D Contract in connection with the transfer of the related business to a third party that (x) releases the Acquired Company party thereto from any continuing obligations thereunder and (y) does not materially and adversely impact the receipt of any required approval of the transactions contemplated hereby by CMS;

(iv) permit any of the Acquired Companies to enter into, or amend or modify, any Provider Contract such that it would (A) provide for a term of more than one (1) year except as set forth on Schedule 4.1(a)(iv) or (B) bind Buyer or any of its Affiliates (other than an Acquired Company);

(v) permit any of the Acquired Companies to enter into, or amend or modify, any Client Contract such that it would (A) provide for a term of more than one (1) year except as set forth on Schedule 4.1(a)(v), (B) provide for a rate cap or rate guaranty for future periods except as set forth on Schedule 4.1(a)(v), or (C) bind Buyer or any of its Affiliates (other than an Acquired Company);

(vi) permit any of the Acquired Companies to enter into a contract providing for the lease or other use of a third party’s physician or health care provider network;

(vii) permit any of the Acquired Companies to acquire or agree to acquire by merging or consolidating with, or by purchasing substantially all of the stock or assets of any business or any corporation, partnership, joint venture, association, or other business organization or division thereof, other than in connection with investment management in the ordinary course of business, consistent with past practice;

(viii) permit any Insurance Subsidiary or any of the Acquired Companies voluntarily to forfeit, abandon, terminate or otherwise materially modify, waive or change any of its insurance licenses or HMO licenses and certificates or other required authorizations from a Governmental Entity that are material to the conduct of the Acquired Business, except as may be required in order to comply with Law;

(ix) permit any of the Acquired Companies to make any change in accounting methods or principles used for statutory reporting purposes, other than as required by GAAP, SAP, applicable Law or a Governmental Entity;

(x) change any Tax accounting methods or make or change any Tax election, to the extent related to the business of the Acquired Companies except as required by GAAP, SAP, applicable Law or a Governmental Entity;

(xi) permit any of the Acquired Companies to incur any indebtedness for borrowed money or make any guarantees for indebtedness for borrowed money, in each case, except for intercompany indebtedness and other payables in the ordinary course of business;

(xii) sell, lease, license or dispose of any of the Acquired Companies’ material tangible assets or properties or subject any such assets or properties to any Liens (other than Permitted Liens), except (A) in the ordinary course of business consistent with past practice, including as may be required to settle intercompany accounts, (B) as contemplated by this Agreement or the Transaction Documents, (C) as may be required to settle any Actions (subject to subsection (xiii) below), (D) any dividend or other distribution of cash with respect to the Shares or (E) as set forth on Schedule 4.1(a)(xii);

(xiii) split, combine or reclassify any outstanding shares of capital stock of the Acquired Companies;

(xiv) redeem, purchase or acquire or offer to acquire any shares of capital stock of the Acquired Companies;

(xv) create any Subsidiary of the Acquired Companies;

(xvi) settle any Action (including for the avoidance of doubt regulatory actions) (A) for an amount in excess of $5,000,000 or (B) that would bind the Acquired Companies and/or Buyer or its Affiliates after the Closing to any material non-monetary obligations (other than confidentiality obligations);

(xvii) permit any of the Acquired Companies to enter into any Reinsurance Agreement with any Person other than the renewal of any intercompany agreement or any Reinsurance Agreement, in each case, that would not continue after the Closing Date;

(xviii) permit any of the Acquired Companies to enter into any intercompany agreement that would continue after the Closing Date;

(xix) permit any of the Acquired Companies to enter into any employment, severance or similar contract; or

(xx) agree, commit or arrange to do any of the foregoing.

(b) During the period commencing on the Effective Date and ending on the Closing Date, Parent and Seller shall cause each Acquired Company to, and each Acquired Company shall, unless otherwise consented to by Buyer in writing (such consent not to be unreasonably withheld):

(i) maintain the risk-based capital reserves of the Acquired Companies in the ordinary course of business consistent with past practices and in compliance with applicable Law;

(ii) use commercially reasonable efforts to encourage the Business Employees required to satisfy the obligations of Parent and Seller under the Administrative Services Agreements and Business Transition Agreement to remain with Seller or its Affiliates after the Closing (provided that neither Parent, Seller nor their respective Subsidiaries shall be required (x) to provide any compensation (or incur any other material cost or expense) under this clause (ii) in excess of such Business Employees’ normal compensation in effect from time to time or (y) to make any non-monetary changes to their employment practices under this clause (ii));

(iii) promptly notify Buyer if any Acquired Company declares, sets aside or pays any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of capital stock;

(iv) maintain the books, accounts, and records of the Acquired Companies in all material respects in accordance with past accounting practices and GAAP, and where inconsistent with GAAP, in conformity with statutory or other accounting practices prescribed or permitted by the applicable regulatory authorities in the relevant jurisdictions and consistent with the custom and practice; and

(v) promptly notify Buyer of any amendments or modifications to any Broker Contract with a general agent.

(c) During the period commencing on the Effective Date and ending on the Closing Date, Seller shall provide Buyer with true and, except for redactions thereto (of the same types of substantive content and materially to the same extent as redactions to documents provided to Buyer prior to the Effective Date or in connection with its due diligence) by Seller in its sole discretion made in order to ensure compliance with federal and state antitrust laws or to comply with confidentiality provisions in any applicable contract, complete copies of all contracts or similar agreements entered into between the Effective Date and the Closing Date that, if entered into prior to the Effective Date, would have been provided pursuant to Section 2.8(d).

Section 4.2 Access and Information.

(a) Subject to the terms and conditions of the Confidentiality Agreement and applicable Law, between the Effective Date and the Closing Date, Parent shall cause HN Life and the Acquired Companies to afford Buyer and its Representatives (as defined in the Confidentiality Agreement) reasonable access during normal business hours to all of the properties, executive personnel, Contracts and Other Agreements and other books and records of the Acquired Companies and HN Life (to the extent that such books and records relate to the Acquired Business) and shall promptly deliver or make available, or cause to be delivered or made available, to Buyer such other information concerning the business, properties, assets and executive personnel of the Acquired Companies and HN Life (to the extent that such information relates to the Acquired Business) as Buyer may from time to time reasonably request; provided, however, that (i) Buyer and its Representatives shall provide Parent with reasonable advance notice and obtain Parent’s consent (which consent shall not be unreasonably withheld) before contacting any executive personnel of Parent, HN Life or the Acquired Companies and (ii) Parent shall not be required to (or cause its Subsidiaries, HN Life or any of the Acquired Companies to) afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege. Buyer shall hold, and shall cause its representatives to hold, all Evaluation Material and Highly Confidential Evaluation Material (each as defined in the Confidentiality Agreement) in confidence in accordance with the terms of the Confidentiality Agreement and otherwise comply with the provisions of the Confidentiality Agreement (including, without limitation, with respect to the treatment of Highly Confidential Evaluation Material). In the event of the termination of this Agreement for any reason, Buyer promptly shall return or destroy all Evaluation Material and all Highly Confidential Evaluation Material in accordance with the terms of the Confidentiality Agreement. Between the Effective Date and the Closing Date, Parent and Seller shall deliver to Buyer the final monthly unaudited consolidated balance sheets and statements of income of the Acquired Companies that are prepared by Parent or its Affiliates in the ordinary course of business.

(b) Following the Closing Date, each party, in addition to its obligations pursuant to the Administrative Services Agreements, shall allow the other party, upon reasonable prior notice and during normal business hours, through its Affiliates, employees and representatives, (x) the right to examine and make copies, at its expense, of the books and records relating to the Acquired Business, and (y) reasonable access to its employees, in the case of either clause (x) or (y), for any reasonable purpose relating to the business of the Acquired Business or the Acquired Companies, including, without limitation, the preparation or examination of Tax Returns, regulatory and statutory filings and financial statements and the conduct of any litigation or otherwise, or the conduct of any regulatory, policyholder, client or other dispute resolution whether pending or threatened. Each party shall, and shall cause its Affiliates to, maintain the books and records of the Acquired Business for examination and copying by the other party for a period of not less than six (6) years following the Closing Date or any longer period as mandated by applicable Law or contract, after which, each party may destroy such records in its discretion. Access to such records shall not unreasonably interfere with the business operations of the party granting access.

(c) Except as set forth in Section 9.1(d) of the Administrative Services Agreements, Buyer (on behalf of itself, its Affiliates and, after the Closing Date, the Acquired Companies) agrees that, notwithstanding anything to the contrary in this Agreement or the Transaction Documents, neither Buyer nor its Affiliates (including, after the Closing Date, the Acquired Companies) shall have access to the Caremark Agreement (other than the Pharmacy Benefits Services Agreement between Health Net Pharmaceutical Services, Health Net of New York, Inc. and CaremarkPCS Health, L.P., dated November 28, 2007, as amended, excluding Addendum A thereto). Buyer acknowledges and agrees that the agreements between each Acquired Company and Health Net Pharmaceutical Services, Inc. or MHN Services, Inc. with respect to pharmacy benefit management services (including mail order, retail network, claims processing, specialty pharmacy and other administrative services) (collectively “PBM Services”) and behavioral health services, respectively, are expected to remain in effect as of the Closing Date with such amendments as are necessary to effectuate the purposes of each Administrative Services Agreement and this Agreement. After the Closing Date, Seller shall administer such agreements substantially in the same manner as such contracts were administered prior to the Closing Date. Seller represents that all agreements for PBM Services that are in effect as of the Closing Date, or that are entered into by Seller on behalf of each of Acquired Company after the Closing Date, contain competitive information that is confidential to the vendor, manufacturer, and other third parties (each a “Third Party”) and to Seller’s Affiliates. Seller represents that disclosure of pricing or other confidential or competitive information directly to each Acquired Company or its Affiliates could result in termination of such agreements or allegations of breach by any such Third Party, or otherwise result in a loss of competitive pricing and terms for each Acquired Company. Seller and each Acquired Company agree to cooperate to obtain permission from such Third Parties to provide limited personnel of each Acquired Company with access to a redacted version of any such agreements for PBM Services, solely on a need-to-know basis; provided, however, that the failure to obtain the permission of any such Third Party shall not excuse the performance of each Acquired Company’s obligations under the applicable Administrative Services Agreement or otherwise constitute a breach by Seller of its obligations under such Administrative Services Agreement. Each Acquired Company may confirm that it is receiving the benefit of the PBM Services by engaging an independent auditor reasonably acceptable to Seller, to perform a confidential review of such agreements of which such Acquired Company is not a party. Prior to performing the confidential review, the independent auditor shall enter into a confidentiality agreement, reasonably acceptable to Seller and the applicable Third Party.

Section 4.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 4.3(f)), each party will use its reasonable best efforts to take or cause to be taken, and to do or cause to be done, all actions necessary, proper or advisable under this Agreement and applicable Laws (including Regulatory Laws) to consummate the transactions contemplated by this Agreement or any Transaction Document as soon as practicable after the Effective Date. Such actions include (i) preparing and filing, in consultation with the other parties and as promptly as practicable and advisable after the Effective Date, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, Orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the transactions contemplated by this Agreement or any Transaction Document and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, Orders and approvals.

(b) If and to the extent required or deemed advisable, as reasonably determined by Buyer, in furtherance and not in limitation of the foregoing, Buyer agrees to make or cause to be made, in consultation and cooperation with Seller and as promptly as practicable and advisable after the Effective Date, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and (ii) all other necessary registrations, declarations, notices and filings relating to the transactions contemplated by this Agreement or any Transaction Document with other Governmental Entities under any other antitrust, competition, trade regulation or other Regulatory Law and to respond to any inquires received and supply as promptly as practical any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law. Subject to Section 4.3(f), each party further agrees to take, or cause to be taken, all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as practicable and not to extend any waiting period under the HSR Act and any other Regulatory Law or enter into any agreement with a Governmental Entity not to consummate the transaction contemplated by this Agreement, except with the prior written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned.

(c) In furtherance and not in limitation of the foregoing, each party hereto agrees to make or cause to be made, in consultation and cooperation with the other and as promptly as practicable and advisable after the Effective Date, each of the following filings and notices required to be made by such party: (i) an appropriate filing with the New York Department of Insurance, the New York State Department of Health, the New Jersey Department of Banking and Insurance, the Connecticut Department of Insurance and the Rhode Island Department of Health; (ii) a notification to CMS and DMAHS regarding the transaction described herein as soon as practicable and advisable after the Effective Date, and, if required by CMS and/or DMAHS, make or cause to be made an appropriate filing with CMS and/or DMAHS, in consultation and cooperation with the other as promptly as practicable; (iii) the notices and filings set forth on Schedule 4.3(c); and (iv) all other necessary registrations, declarations, notices and filings relating to the transactions contemplated by this Agreement or any Transaction Document with other Governmental Entities relating to the Insurance Subsidiaries contemplated hereby. Each party agrees, in consultation and cooperation with the other and as promptly as practicable and advisable, to respond to any inquires received and supply as promptly as practical any additional information and documentary material that may be requested and to take all other actions reasonably necessary to cause approval to be obtained from the relevant Governmental Entities.

(d) Subject to the terms of a joint defense agreement, if applicable, in connection with each party’s obligations under Section 4.3(a), Section 4.3(b) and Section 4.3(c), subject to Section 4.3(f), and to the extent permissible under applicable Law, each party shall use its commercially reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other parties of any communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other parties, or their legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Persons, (iv) give the other parties the opportunity to attend and participate in such meetings and conferences to the extent allowed by applicable Law or by the applicable Governmental Entity, (v) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any meetings or conferences, keep the other promptly and reasonably apprised with respect thereto and (vi) cooperate in the filing of any memoranda, white papers, filings, correspondence, or other written communication explaining or defining the transaction contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity.

(e) Subject to Section 4.3(f), if necessary to obtain any regulatory approval or if any objections are asserted (or any inquiry or investigation is formally commenced) with respect to the transactions contemplated hereby under any Regulatory Law or other applicable Law, or if any suit or proceeding, whether judicial or administrative, is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law or other applicable Law, each party shall use its reasonable best efforts to (i) promptly respond to any inquiry or investigation by any Governmental Entity regarding the transactions contemplated by this Agreement and the other Transaction Documents, (ii) oppose or defend against any Action brought by any Governmental Entity or Person to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), (iii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to block consummation of this Agreement (and the transactions contemplated herein), including by such litigation as necessary, including exhaustion of all appeals, to avoid entry of, or have vacated, overturned or terminated, any order or judgment preventing consummation of this Agreement (and the transactions contemplated herein), and/or (iv) take such action as reasonably necessary in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law, or other applicable Law, so as to permit consummation of the transactions contemplated by this Agreement, provided, however, that, subject to the terms of a joint defense agreement, if applicable, each party shall cooperate with the other parties in connection with all proceedings related to the foregoing and Buyer shall have sole discretion and final decision making authority to initiate and/or agree to any resolution pursuant to provision (iv) of this subparagraph (e) above at any time; provided, further, that any such decision taken by Buyer to resolve any such matters pursuant to provision (iv) of this subparagraph (e) shall not (x) effect Buyer’s obligation to make the Closing Payment and the payments described in Section 1.4 herein in the amounts set forth herein or (y) without the prior written consent of Parent, materially increase the obligations to be performed or the cost and expense of performance, by Parent, Seller or their respective Subsidiaries under this Agreement or the Transaction Documents.

(f) Notwithstanding anything in this Agreement to the contrary, in connection with obtaining the necessary approvals or clearances described in this Section 4.3, (i) no party nor any of its Affiliates shall (x) be required to sell, hold separate or otherwise divest or dispose of any assets or its business, in a specified manner, or (y) permit the sale, holding separate or other divestiture or disposition of, any assets or business, in a specified manner; (ii) in no event shall Buyer or its Affiliates be required to (A) pay any sums required or requested by any Governmental Entity (other than as expressly set forth herein), except routine filing fees and costs contemplated by this Agreement, unless either Parent or Seller in its sole discretion elects to pay or reimburse Buyer for such sums, in which case Buyer will be required to agree to such matters, (B) agree not to compete in any geographic area or line of business, or materially restrict the manner in which, or whether, Buyer, the Acquired Companies, or any of their Affiliates may carry on business in any geographic area, or (C) agree to any condition or provision that would, or would be reasonably likely to, prevent Buyer from renewing the Acquired Business on a Legacy United Entity Plan in accordance with this Agreement and the Transaction Documents or would have a material adverse effect on the Acquired Business, taken as a whole; and (iii) Buyer and its Affiliates shall be permitted to acquire any Equity Interest in, acquire all or substantially all of the assets of, merge, consolidate, enter into a share exchange or business combination, or enter into any other similar transaction with, any Person, and the parties agree that any such transaction shall not be a breach of this Section 4.3.

Section 4.4 Notification of Certain Matters. Seller shall give written notice to Buyer, and Buyer shall give written notice to Seller, promptly upon becoming aware of any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused, or could reasonably be expected to cause, any condition to the obligations of any party as set forth under ARTICLE V to effect the transactions contemplated by this Agreement not to be satisfied. In the event that Seller provides Buyer with a written notice stating that any representation or warranty made under ARTICLE II of this Agreement was when made, or has subsequently become, untrue in any respect, Seller shall provide such written notice to Buyer via written update to the Seller Disclosure Schedule, provided that, for purposes of determining the fulfillment of the condition precedent set forth in Section 5.2(b), no such update shall be given effect except for an update to Section 2.7 of the Seller Disclosure Schedule to the extent that the relevant facts and circumstances arise after the Effective Date and are permitted under Section 4.1(a) without the consent of Buyer.

Section 4.5 Public Announcements. The initial press release or releases with respect to the transactions contemplated by this Agreement shall be in the form agreed to by Buyer and Seller. Thereafter, Buyer and Seller shall not, and shall cause their Subsidiaries and Affiliates not to, issue or cause the publication of any press release with respect to the transaction set forth in Section 1.1, this Agreement or the other transactions contemplated hereby without the consent of the other, except where such release is required by applicable Law or pursuant to the rules or regulations of any securities exchange or any other regulatory requirements. Schedule 4.5 sets forth the representatives of Buyer and Seller authorized to provide the consent contemplated by the preceding sentence. Without limiting the obligations of the parties or their Affiliates under the Transaction Documents, each party agrees to cooperate with each other party to develop and implement a plan with respect to the communication of the transactions contemplated by this Agreement and the Transaction Documents to members, Employer Groups, brokers and providers of the Acquired Business.

Section 4.6 Tax Matters.

(a) Tax Returns.

(i) Tax Periods Ending on or Prior to the Closing Date – Nonconsolidated Tax Returns. Parent shall, at the Parent’s expense, prepare or cause to be prepared all Tax Returns for the Acquired Companies for all periods ending on or prior to the Closing Date that are filed after the Closing Date, other than Tax Returns described in Section 4.6(a)(ii) with respect to consolidated, unitary or combined Tax Returns of Parent which include the operations of the Acquired Companies, and pro forma federal and state income Tax Returns of the Acquired Companies described in Section 4.6(a)(iii). All such Tax Returns shall be prepared in a manner consistent with past practice, to the extent such past practice complies with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing such Tax Returns, Parent shall deliver the Tax Returns described in this Section 4.6(a)(i) to Buyer for its review, comment, and approval. Parent shall make all such changes as are reasonably requested by Buyer, and shall deliver the Tax Returns, completed as approved by Buyer and duly executed by an authorized person, to the Buyer no later than ten (10) days prior to the due date (including extensions) for filing such Tax Returns. Buyer shall file or cause to be filed all such Tax Returns on or prior to the due date (including extensions) for filing such Tax Returns, and shall timely pay all Taxes due as reflected on such Tax Returns. Parent shall remit to Buyer, no later than five (5) days prior to the due date (including extensions) for filing such Tax Returns, the amount of any Taxes due as reflected on such Tax Returns to the extent such Taxes are not included or reflected on the Closing Date Combined Balance Sheet.

(ii) Tax Periods Ending on or Prior to the Closing Date – Consolidated Tax Returns. For all Tax periods ending on or prior to the Closing Date, Parent shall cause the Acquired Companies to join in any consolidated, unitary or combined Tax Return of Parent, and Parent shall timely pay any such Taxes attributable to the Acquired Companies. All such Tax Returns, to the extent they relate to the Acquired Companies or the Acquired Business, shall be prepared in a manner consistent with past practice, to the extent such past practice complies with applicable Law.

(iii) Tax Information.

(A) No later than ninety (90) Business Days after the Closing Date, Parent shall deliver the Deferred Tax Inventory of the Acquired Companies as of the Closing Date and pro forma federal and state income Tax Returns (or similar documentation) to support such inventory.

(B) In connection with the calculation of Closing Adjusted Tangible Net Equity and the preparation of the Closing Date Combined Balance Sheet pursuant to Section 1.4(d)(ii), Parent shall provide, in addition to any statement or itemization required by Section 1.4(d)(ii), a detailed itemization and description of any Taxes due or owed which Parent seeks to include in the calculation of Closing Adjusted Tangible Net Equity.

(C) In connection with the preparation of the Quarterly Combined Financial Statements and the Actual Final Combined Financial Statement pursuant to Section 1.4(e)(i), Parent shall provide, in addition to any statement or itemization required by Section 1.4(e)(i), and the Termination Date Combined Financial Statement pursuant to Section 1.4(e)(ii), a detailed itemization and description of any Taxes due or owed, as such Taxes are calculated for purposes of Section 1.4(e)(i) and or Section 1.4(e)(ii).

(iv) Straddle Periods. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Acquired Companies for any Straddle Period (“Straddle Returns”). No later than thirty (30) days prior to the due date (including extensions) for filing such Tax Returns, Buyer shall deliver the Tax Returns described in this Section 4.6(a)(iv) to Parent for its review, comment and approval. Buyer shall make all changes with respect to Straddle Returns as are reasonably requested by Parent. Parent shall pay to Buyer an amount equal to the Taxes due as reflected on such Straddle Returns, to the extent that such Taxes arise in or are incurred with respect to a Pre-Closing Tax Period and to the extent such Taxes are not included or reflected on the Closing

Date Combined Balance Sheet, at least five (5) Business Days prior to the due date (including extensions) for filing such Straddle Returns. All Straddle Returns shall be prepared in a manner consistent with past practices of Parent, to the extent such past practice complies with applicable Law. Where Taxes involve a Straddle Period, such Taxes shall be calculated as though the taxable year of the Acquired Company terminated as of the close of business on the day preceding the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, Taxes shall be equal to the amount of Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through to the Closing Date and the denominator of which shall be the number of days in the taxable period.

(v) Amended Tax Returns. After the Closing Date, Buyer, to the extent permitted by Law, shall have the right to amend, modify or otherwise change all Tax Returns of the Acquired Companies, other than Tax Returns described in Section 4.6(a)(ii), for all Tax periods; provided, however, that any such amendment, modification or change that has the effect of increasing the Acquired Companies’ Tax liability for any Tax period ending on or prior to the Closing Date (other than an amendment, modification or change required by applicable Tax Laws or to correct a material misstatement of fact) shall not be made without the prior written consent of Parent, which written consent shall not be unreasonably withheld or delayed.

(vi) Dispute Resolution. If there is disagreement between Buyer and Parent as to whether a change to any Tax Return is “reasonably requested” for purposes of this Section 4.6(a) and Section 4.6(g), Buyer and Parent shall act in good faith to resolve any such dispute prior to the date on which such Tax Return is required to be filed. In the event Buyer and Parent are unable to resolve any dispute in good faith, Buyer and Parent shall mutually request the Independent Expert to resolve any issue in dispute. The fees, costs and expenses of the Independent Expert shall be allocated equally between the Buyer and Parent.

(b) Purchase Price Allocation. The consideration paid by Buyer to Seller pursuant to this Agreement shall be allocated among the Acquired Companies as described on Schedule 4.6(b) or as otherwise updated by the mutual agreement of the parties following the Effective Date.

(c) Section 338(h)(10) Election. Solely with respect to the purchase of Health Net of New York, Inc. (“HNNY”) and Health Net Insurance of New York, Inc. (collectively, the “Election Companies”), Parent shall join Buyer in making the election provided for by Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury regulations and any comparable election under state, local or foreign Tax Law (the “Section 338(h)(10) Election”). Buyer and Parent shall cooperate fully in making the Section 338(h)(10) Election, including the filing of all required IRS forms and related forms under state, local or foreign Tax Law. Prior to the Closing Date, Buyer shall prepare an IRS Form 8023 with respect to each of the Election

Companies, which shall be attached hereto as Schedule 4.6(c). On the Closing Date Parent shall execute and deliver the fully completed Forms 8023 to Buyer. Buyer shall file the Forms 8023 on or prior to the due date for filing such Forms 8023. The Closing Payment with respect to the Election Companies shall be allocated among the assets of the Election Companies in accordance with Sections 338 and 1060 of the Code and the Treasury regulations promulgated thereunder (the “Allocation”). The Allocation shall be delivered by Parent to Buyer within 60 days after the Closing Date for Buyer’s approval, which approval shall not be unreasonably withheld. Parent and Buyer shall work in good faith to resolve any disputes relating to the Allocation. If Parent and Buyer are unable to resolve any such dispute within 30 days after Buyer’s receipt of the Allocation, such dispute shall be resolved by the Independent Expert, the costs of which shall be borne equally by each party. Buyer, Parent and their Affiliates shall file their respective Tax Returns (including IRS Form 8883) in all respects and for all purposes consistent with the Section 338(h)(10) Election and the Allocation and no party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the making of the Section 338(h)(10) Election or the Allocation with respect to each of the Election Companies unless required to do so by applicable Law. If the consideration paid by Buyer to Seller pursuant to this Agreement is adjusted in any manner as provided in this Agreement, the Allocation shall be adjusted as mutually agreed by Buyer and Seller to reflect such adjustments to the consideration paid pursuant to this Agreement.

(d) Tax Disputes.

(i) Within ten (10) Business Days after Buyer or the Acquired Companies receives written notice of any Tax contest, audit or other proceeding relating to any Taxes for which Seller has an indemnification obligation pursuant to Section 7.1 (each a “Tax Contest”), Buyer will notify Parent in writing of such Tax Contest. Parent shall have thirty (30) days after receipt of such notice to elect to undertake, conduct, and control (through counsel of its own choosing and at its own expense) the settlement or defense thereof, and Buyer and the Acquired Companies and their respective Affiliates shall cooperate in connection therewith as reasonably requested by Parent. If within thirty (30) days after the receipt of Buyer’s notice Parent does not notify Buyer that Parent elects (at its cost and expense) to undertake the defense thereof, or gives such notice and thereafter fails to contest such claim in good faith, Buyer shall have the right to contest, settle, or compromise such claim and Buyer shall not thereby waive any right to indemnity for such claim under this Agreement; provided, however, that none of Buyer or the Acquired Companies shall pay or settle any such claim without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. Buyer shall have the right to participate in any Tax Contest which is reasonably expected to have the effect of increasing Buyer’s or the Acquired Companies’ Tax liability for any Tax period ending after the Closing, and Parent shall not settle or compromise any such Tax Contest without Buyer’s prior written consent, which consent will not be unreasonably withheld or delayed; provided, further, that Buyer shall consent to any settlement or compromise if Parent fully indemnifies Buyer for any increase in Buyer’s or the Acquired Companies’ Tax liability.

(ii) Notwithstanding Section 4.6(d)(i), Parent shall control and be solely responsible for the audit, other administrative proceeding or inquiry or judicial proceeding involving the consolidated income Tax Return of Parent. Without the written consent of Buyer, which shall not be unreasonably withheld, Parent shall not settle any such audit or proceeding to the extent such settlement would increase any Tax liability of the Acquired Companies for any Tax period ending after the Closing Date. Except as set forth in the immediately preceding sentence, Parent shall have the sole discretion to settle any audit, other administrative proceeding or inquiry or judicial proceeding involving the consolidated income Tax Return of Parent.

(e) Tax Sharing Agreements. All tax-sharing or similar agreements with respect to or involving any Acquired Company shall be terminated as of the Closing Date, and after the Closing Date the Acquired Companies shall not be bound thereby or have any liability thereunder.

(f) Cooperation. Parent, Buyer, and the Acquired Companies shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 4.6 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Such cooperation shall be provided as soon as reasonably possible and without undue delay.

(g) Unified Loss Rule Election. If any of the Shares are “loss shares” for purposes of Treasury Regulations Section 1.1502-36 after taking into account the effects of all applicable rules of law, including any adjustments under Treasury Regulations Section 1.1502-36(b), (c), or (d)(5)(iii), then Parent shall elect pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) to reduce a portion of Parent’s Tax basis in the Shares of the relevant Acquired Company by an amount equal to the excess, if any, of the amount of such loss over the total amount of such Acquired Company’s “Category A,” “Category B,” “Category C” assets (as defined in Treasury Regulations Section 1.1502-36(d)(4)) and Class VI and Class VII assets (as defined in Treasury Regulations Section 1.338-6(b)(2)) of “Category D” assets, taking into account the Closing Payment, the post-closing payments described in Section 1.4, and any other adjustments resulting from a final determination of the application of Treasury Regulations Section 1.1502-36. If Parent is required by this Section 4.6(g) to make such an election, no later than thirty (30) days prior to the due date (including extensions) for filing Parent’s U.S. federal consolidated income Tax Return, Parent shall deliver a fully completed “Section 1.1502-36 Statement” (as defined in, and in the form and manner prescribed by, Treasury Regulations Section 1.1502-36(e)(5)) to Buyer for its review, comment, and approval, which shall not be unreasonably withheld or delayed. Parent shall make all such changes as are reasonably requested by Buyer, and shall file the “Section 1.1502-36 Statement” with Parent’s timely filed U.S. federal consolidated income Tax Return.

Section 4.7 Consents.

(a) To the extent that the consummation of the transactions contemplated by this Agreement or the performance by Seller of its obligations under the Transaction Documents require the consent or approval of a third party to any Contract or Other Agreement with any Acquired Company, Parent and/or Seller shall use its commercially reasonable efforts to obtain, and/or to cause such Acquired Company to obtain, such consents or approvals. Buyer and Seller further agree that, although Seller and Buyer shall cooperate with each other in attempting to obtain all such consents and approvals, any failure to obtain any consents by Parent or Seller shall not constitute a breach of this Agreement by Parent or Seller, so long as it has met the standard in the previous sentence. All administrative costs and expenses (including, by way of example, document preparation and expenses of mailing) in connection with obtaining the consents contemplated by this Section 4.7 shall be borne by Seller. In no event shall any of Buyer, Parent or any of their respective Subsidiaries be obligated to disburse any funds as a result of assessments or requirements of another party to any such Contract or Other Agreement in order to obtain such consents.

(b) Without limiting the foregoing, prior to the Closing, Seller shall use its commercially reasonable efforts to cause HNNY to assign or transfer each of the Touchstone Agreements to Seller or another Subsidiary of Parent (other than an Acquired Company), subject to the receipt of any required consents or approvals from Touchstone and its Affiliates or a Governmental Entity. Between the Effective Date and the Closing Date, Seller shall use commercially reasonable efforts to obtain such consents or approval in accordance with (and subject to) Section 4.7(a). In the event that Seller does not obtain such consents or approvals prior to the Closing, from and after the Closing, Buyer shall, or shall cause HNNY to, promptly pay to Seller any amounts received from Touchstone or its Affiliates under the Touchstone Agreements by wire transfer of immediately available funds to an account designated by Seller in writing. For the avoidance of doubt, (i) any such amounts shall be independent of (and shall neither increase nor decrease) any payment made under Section 1.4 or (ii) if the Touchstone Agreements are not assigned or transferred prior to the Closing, no receivables or other amounts related to the Touchstone Agreements shall be included on any of the financial statements prepared under Article I.

Section 4.8 Intercompany Obligations.

(a) Except as set forth on Schedule 4.8, effective as of the Closing Date, subject to the receipt of any required consents of Governmental Entities, Seller will terminate and will cause its Affiliates to terminate each Contract and Other

Agreement between or among any of the Acquired Companies and Seller or any Affiliate of Seller, including the Intercompany Agreements (the “Terminated Agreements”). All remaining amounts due between or among the Acquired Companies and Seller or any Affiliate of Seller upon termination of such Contract and Other Agreements will be settled by the relevant party within twenty (20) Business Days of the Closing Date. Without limitation to the foregoing, on or prior to the Closing Date, Seller shall, or shall cause its applicable Affiliates to, cancel the Surplus Note. For the avoidance of doubt, the failure to obtain any required consent of any Governmental Entity shall not relieve Seller, on the one hand, or the Acquired Companies, on the other hand, of their liabilities to each other for any amounts outstanding between Seller or any of its Affiliates, on the one hand, and the Acquired Companies, on the other hand, that would otherwise have been settled pursuant to this Section 4.8, except that the Surplus Note shall be cancelled without any consideration to Seller.

(b) As promptly as practicable following the Closing Date, the parties agree to cooperate to effect the termination of the Joint Enterprise Agreement, effective as of March 31, 2005, by and among HN Life, Health Net Insurance of Connecticut and HNINY, as amended on May 26, 2005. The parties agree to cooperate in transferring the New York stand-alone Medicare Part D membership under such agreement to one or more similar plans of Buyer or its Affiliates as directed by Buyer.

Section 4.9 Dissolution; Names. After the run-off of all claims under the Administered Contracts of an Acquired Company, Seller may deliver written notice to Buyer requiring that Buyer, at the election of Seller, take commercially reasonable efforts to either (a) dissolve such Acquired Company in accordance with applicable Law or (b) change the name of such Acquired Company so that it no longer includes the name “Health Net” or any derivative thereof. Seller acknowledges in connection with the foregoing that (i) any such action is subject to regulatory approval; (ii) because such action is subject to regulatory approval, due to timing and other considerations, dissolution may not be a reasonable alternative and, therefore, it may be necessary for Buyer to take other action to eliminate an Acquired Company (such as a merger into another entity); (iii) in no event shall Buyer be required to post any bond, set aside any funds or otherwise provide any type of financial or similar guarantee or otherwise agree to any material condition, restriction or other covenant relating to its or any business of its Affiliates in connection with such dissolution; and (iv) in no event shall Seller or its Affiliates use as a defense against any indemnification claim or other right by Buyer and its Affiliates under this Agreement or any of the Transaction Documents that Buyer has failed to take commercially reasonable efforts to dissolve an Acquired Company. Buyer shall, upon request, keep Seller reasonably informed of its progress in dissolving or changing the name of any Acquired Company.

Section 4.10 Certain Employee Matters.

(a) Within twenty (20) Business Days after the Effective Date, Seller shall provide to Buyer a complete and accurate list (which shall identify the name, job title and job grade of such Business Employees) by employer of all Business Employees that are full-time provider network administration employees or sales and account management employees (the “Designated Employees”); provided, however, that Buyer and its Affiliates shall not be permitted to extend offers of employment to such Designated Employees except in accordance with a transition plan mutually acceptable to Buyer and Seller or with the prior written consent of Parent (which shall not be unreasonably withheld) and provided further that the list of Designated Employees may be updated upon the mutual agreement of Buyer and Seller at any time prior to the Closing Date. Any such permitted offer of employment with respect to a Designated Employee may be effective as of any date on or after the Closing Date. As used in this Agreement, “Business Employees” means each employee of Parent or any of its Subsidiaries whose principal office is in Connecticut, New Jersey or New York, who provides services exclusively for the Acquired Business and who is identified by title on Schedule 4.10, as may be updated by Parent not less than five (5) Business Days prior to the Closing with respect to any employees whose employment has been terminated for any reason between the Effective Date and the date of such schedule and new hires during such period.

(b) Subject to the prior written consent of Parent (which shall not be unreasonably withheld), Buyer shall be permitted, during the period commencing on the Closing Date and ending on the Transition Date, to extend offers of employment on such terms and conditions (including standard background checks) as Buyer, in its sole discretion, shall determine, to those Business Employees (other than Designated Employees) whom it desires to hire. With respect to any such Business Employees, (i) Buyer shall furnish written notice to Parent within five (5) days prior to extending an offer of employment to any Business Employee, and (ii) the employment commencement date of any Business Employee who accepts an offer of employment with Buyer or one of its Affiliates shall not occur until at least thirty (30) days have elapsed from the date of receipt of such offer of employment. Any Business Employee who accepts an offer of employment with Buyer or one of its Affiliates (a “Hired Employee”) shall be deemed to have incurred a termination of employment with Parent or its Affiliates due to a voluntary resignation by such Business Employee for purposes of any employee benefit plan or personnel policy or procedure maintained by Parent or its Affiliates. Neither Parent nor its Affiliates shall incur any obligation or liability with respect to the hiring of any Hired Employee. Buyer will have no obligations or liabilities with respect to any current or former employees of Parent or its Affiliates, other than obligations and liabilities with respect to Hired Employees that arise on or after the date on which such Hired Employees commence employment with Buyer or its Affiliates.

(c) Nothing contained in this Agreement shall confer upon any employee of Parent or its Affiliates any right with respect to continued employment by Parent or its Affiliates, nor shall anything herein interfere with the right of Parent or its Affiliates to terminate the employment of any of its employees at any time, with or without cause, or restrict Parent or its Affiliates in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of any of its employees. Nothing herein shall constitute an agreement by Buyer to assume or be bound by any previous or existing employment agreement or arrangement between Parent (or any of its Affiliates) and any Hired Employee, or a guaranty that any Hired Employee shall be entitled to remain in the employment of Buyer (or any of its Affiliates) for a specified period of time. Prior to or after the Closing, neither Buyer nor its Affiliates shall be obligated to pay any amount, whether sales incentive, commission or other compensation, to any current or former employee of Parent or its Affiliates or to any Hired Employee in connection with such employee or Hired Employee’s relationship with Parent or its Affiliates prior to Closing.

(d) Except as otherwise provided in Section 4.10(a) or (b), if (and only if) this Agreement is terminated in accordance with ARTICLE VI prior to the Closing Date, then Buyer and its Affiliates shall not, for a period lasting until the first anniversary of the date of such termination, directly or indirectly, solicit for employment any Designated Employee. Notwithstanding the foregoing, neither Buyer nor its Affiliates (to the extent controlled by Buyer and/or Guarantor) shall be restricted from hiring any Designated Employee who (i) has been terminated by, or who voluntarily leaves employment with, Parent or its Affiliates (provided that Buyer has not breached this clause), (ii) responds to a general solicitation of employment not specifically directed at Designated Employees or (iii) is referred to Buyer or its Affiliates by search firms, employment agencies or other similar entities; provided that such entities have not been specifically instructed by Buyer or its Affiliates to solicit the Designated Employees.

(e) No provision of this Agreement shall create any third party beneficiary rights in any Business Employee or Hired Employee, or any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Hired Employee.

Section 4.11 No Negotiations. From and after the Effective Date until the Closing Date, neither Parent nor Seller shall, directly or indirectly, and neither Parent nor Seller shall authorize any Affiliate, officer, director, employee, representative or agent to, solicit, initiate, enter into, engage in or conduct any discussions or negotiations with, or provide any non-public information to, or enter into any agreement or letter of intent with any Person or group of Persons regarding any Competing Transaction. Each of Parent, Seller, and their controlled Affiliates, shall promptly (and in any event within two (2) Business Days) notify Buyer of (a) the receipt by Parent, Seller, or any of their controlled Affiliates of any written inquiries, or proposals or requests for information concerning a Competing Transaction, or (b) Parent or Seller becoming aware that any such written inquiries or proposals have been received by Parent’s or Seller’s non-controlled Affiliates or by Parent’s, Seller’s or their Affiliates’ investment bankers, financial advisors, attorneys, accountants or other representatives and shall provide Buyer with a copy of all written materials relating to such inquiries, proposals or requests. As of the Effective Date, Parent and Seller shall, and shall direct their respective officers, directors, employees, representatives and agents to, cease all discussions or negotiations with any Person (other than Buyer and its Affiliates) relating to a Competing Transaction. A “Competing Transaction” means any of the following (other than any transaction contemplated by this Agreement): (w) any sale of stock or other Equity Interests in any Acquired Company or

Seller, (x) a merger, consolidation, share exchange, business combination, or other similar transaction by any Acquired Company or Seller, (y) any sale, lease, transfer or other disposition of all or substantially all of the assets of any Acquired Company or Seller in a single transaction or a series of related transactions, or (z) any agreement to endorse a carrier other than Buyer or its Affiliates in a renewal rights transaction with respect to the Acquired Business. Notwithstanding anything to the contrary in this Agreement, Buyer hereby acknowledges and agrees that Parent and its officers, directors, employees, representatives and agents shall be permitted (without the consent of, or notice to, Buyer or its Affiliates) to solicit, initiate, enter into, engage in or conduct any discussion or negotiations with, provide any information to, enter into any agreement or letter of intent with, any Person or group of Persons, and/or consummate a transaction regarding (i) any sale of stock or other Equity Interests in Parent, (ii) a merger, consolidation, share exchange, business combination, or other similar transaction involving Parent or its Affiliates, other than the Acquired Companies or Seller, or (iii) any sale, lease, transfer or other disposition of the assets of Parent or its Affiliates, other than the Acquired Companies or Seller, in a single transaction or a series of related transactions; provided, however, that, with respect to any transaction described in the foregoing clauses (ii) or (iii) that (A) would be a Triggering Event (as defined in Section 4.15) if such transaction occurred on or after the Closing Date, Parent (or its successor) shall perform or cause to be performed the obligations set forth in Section 4.15 as if a Triggering Event had occurred or (B) includes HN Life, Parent (or its successor) shall take such action prior to the consummation of such transaction so as to ensure that the obligations of HN Life under the Transaction Documents will be binding on HN Life or its successor after the consummation of such transaction.

Section 4.12 Assignment of Certain ASO Contracts; Delivery of Intercompany Agreement Amendments.

(a) Parent and Seller shall use commercially reasonable efforts to assign to an Acquired Company the ASO customer contracts to which Parent or any of its Subsidiaries (other than any of the Acquired Companies) is a party relating to the Acquired Business and which service customers whose situs is in the States of Connecticut, New Jersey or New York (the “Transferred ASO Contracts”) prior to the Closing Date, and shall provide access to any bank accounts necessary to administer the Transferred ASO Contracts.

(b) Prior to the Closing Date, Seller shall deliver to Buyer executed copies of (i) the Fourth Amendment to IPA Services Agreement by and between MHN Services IP and Health Net of New York, Inc., (ii) the Seventh Amendment to Agreement for Administrative Services and Managed Behavioral Health Care Services by and between MHN Services and Health Net of New Jersey, Inc., (iii) the Amendment to Administrative Services Agreement by and between MHN Services and Health Net Insurance of New York, Inc., (iv) Second Amendment to Agreement for Administrative Services and Managed Behavioral Health Care Services by and between MHN Services and Health Net of Connecticut, Inc., (v) Third Amendment to Administrative Services Agreement by and between MHN Services and Health Net of New York, Inc., (vi) Amendment to Administration Services Agreement by and between Health Net Pharmaceutical Services and Health Net of Connecticut, Inc., (vii) Amendment to Claims Administration Services Agreement by and between Health Net Pharmaceutical Services and Health Net Insurance of New York, Inc., (viii) Amendment to Claims Administration Services Agreement by and between

Health Net Pharmaceutical Services and Health Net of New Jersey, Inc., (ix) Amendment to Pharmacy Benefits Management Services Agreement by and between Health Net Pharmaceutical Services and Health Net of New York, Inc., and (x) Amendment #3 to Quota Share Reinsurance Agreement by and between Health Net of New Jersey, Inc. and Health Net Life Insurance Company, each in the form as agreed to by the parties on or prior to the Effective Date and with such changes as may be required by any applicable Governmental Entity (the “Intercompany Agreement Amendments”).

(c) Prior to the Closing Date, Seller and Buyer shall mutually agree upon the form of the Claims Servicing Agreement, which shall be attached as Schedule 16.1 of the Administrative Services Agreements, and which shall include the terms and conditions set forth on Schedule 4.12(c).

Section 4.13 Effective Date Membership Statement. Except as otherwise required to ensure compliance with HIPAA by Seller in its sole discretion: (a) no later than ten (10) Business Days following the Effective Date, Seller shall prepare and deliver to Buyer a schedule listing the number of Commercial Members and Employer Groups by State and, within each State, by size of Employer Group (2-50, 51-99, 100 or greater) (such schedule, the “Effective Date Membership Statement”); and (b) Seller shall provide an updated Effective Date Membership Statement each month during the period between the Effective Date and the Closing Date, which shall set forth the number of Commercial Members and data described above as of such date.

Section 4.14 Provider Access.

(a) Parent and Seller shall use commercially reasonable efforts to arrange for continued access to the Acquired Companies’ network of contracted health care providers for the HN Life Business from and after the Closing and for so long as it is necessary for Seller to perform its obligations under the Administrative Services Agreements. To the extent that such access is not permissible (under contract or Law) for any portion of such contracted health care provider network (as reasonably determined by Buyer), Parent and/or Seller shall use commercially reasonable efforts to provide for access to one or more of Parent’s or Seller’s leased provider networks for the HN Life Business to be effective as of and after the Closing and for so long as it is necessary for Seller to perform its obligations under the Administrative Services Agreements. After the Closing Date, Parent shall not, and shall cause its Subsidiaries not to, access the Acquired Companies’ network of contracted health care providers other than with respect to the Acquired Business.

(b) Seller shall use commercially reasonable efforts to make available the services under its contract for laboratory services with *** to the Acquired Companies from and after Closing and for so long as it is necessary for Seller to perform its obligations under the Administrative Services Agreements.

Section 4.15 Change in Status.

(a) From and after the Closing Date, Parent (or its successor) shall notify Buyer within four Business Days following: (i) the entry into any agreement that would result in (A) the sale or transfer of all or substantially all of the assets of Parent (or its successor) to any Person, (B) the sale of all or substantially all of the assets of HN CA to any Person (other than Parent, its successor or another direct or indirect Subsidiary thereof) or (C) the sale or transfer of the ownership of a majority of the issued and outstanding capital stock of HN CA to any Person (other than Parent, its successor or a direct or indirect Subsidiary thereof), whether by merger, consolidation, business combination or related transaction or series of transactions, or (ii) the adoption of any plan to liquidate or dissolve Parent (or its successor), including in the case of insolvency or rehabilitation. Each of the transactions described in foregoing clause (i) are referred to herein as a “Disposition Transaction”; each of the events described in foregoing clause (ii) are referred to herein as a “Parent Liquidation”; and each of the transactions and events described in foregoing clauses (i) and (ii) are referred to herein as a “Triggering Event”. For the avoidance of doubt, the term “Triggering Event” shall not include any merger, consolidation, business combination or similar or related transaction or series of transactions in which Parent or a successor to Parent survives (whether, for example, in a forward or reverse merger), or any issuance of capital stock or equity interests of Parent or any transfer or sale of outstanding shares of capital stock or outstanding equity interests of Parent by the holders thereof to another Person.

(b) No later than immediately prior to the occurrence of any Triggering Event, Parent (or its successor) shall (i) in the event such Triggering Event constitutes a Disposition Transaction, either (A) cause the purchaser (the “Successor Guarantor”) in such Disposition Transaction to provide a financial guarantee of the full, complete and timely performance by Parent (or its successor) of the post-Closing financial obligations of Parent (or its successor) under this Agreement (including any obligation under Article VII) and the Transaction Documents (a “Successor Guarantee”) or (B) cause an Affiliate directly or indirectly controlling such purchaser to become a Successor Guarantor and provide a Successor Guarantee; or (ii) in the event such Triggering Event constitutes a Parent Liquidation, cause an Affiliate (other than Parent or its successor) directly or indirectly controlling HN CA to become a Successor Guarantor and provide a Successor Guarantee.

(c) Any Successor Guarantee shall (i) provide that Buyer or any of its Affiliates may proceed to enforce its rights against the Successor Guarantor from time to time prior to, contemporaneously with, or after any enforcement against Parent (or its successor) or without any enforcement against Parent (or its successor), (ii) subject to the applicable terms and conditions of this Agreement, waive (A) any and all defenses specifically available to a guarantor (other than performance in full by Parent (or its successor) and (B) any notices, including any notice of any amendment of this Agreement, (iii) be a continuing guarantee and remain in full force and effect until the satisfaction in full of all such obligations of Parent (or its successor) and Seller under this Agreement, and (iv) provide that the Successor Guarantor will be obligated to cause any acquiror or transferee of all or substantially all of the assets of HN CA, or a majority of the issued and outstanding capital stock of HN CA, to assume the Successor Guarantor’s obligations under the Successor Guarantee and to provide any future notices required pursuant to subsection (a) above.

Section 4.16 Implementation of Certain Undertakings.

(a) From the Effective Date through the Closing Date, Seller, on behalf of the Acquired Companies, shall take necessary steps to comply in all material respects with any outstanding corrective action plans, consent decrees, settlements or orders binding on the Acquired Companies and/or the Acquired Business and entered into or effective on or prior to the Closing Date or entered into after the Closing Date with the consent of Seller pursuant to the Administration Services Agreements, including with respect to the following: (i) McCoy v. Health Net, Inc., et al; (ii) the Market Conduct Report of Health Net of Connecticut, Inc. and Health Net Life Insurance Company, issued by the Connecticut Insurance Department, dated March 3, 2009; and (iii) the Assurance of Discontinuance No. 08-186 with the Attorney General of the State of New York, entered into by Health Net of the Northeast, Inc., Health Net of New York, Inc. and Health Net Insurance, Inc.

(b) Between the Closing Date and the earlier of the Transition Date and the ASA Termination Date, Seller, on behalf of the Acquired Companies, shall take necessary steps to comply and implement the terms of any outstanding corrective action plans, consent decrees, settlements or orders binding on the Acquired Companies and/or the Acquired Business and entered into or effective on or prior to the Closing Date, including with respect to the following: (i) McCoy v. Health Net, Inc., et al; (ii) the Market Conduct Report of Health Net of Connecticut, Inc. and Health Net Life Insurance Company, issued by the Connecticut Insurance Department, dated March 3, 2009; and (iii) the Assurance of Discontinuance No. 08-186 with the Attorney General of the State of New York, entered into by Health Net of the Northeast, Inc., Health Net of New York, Inc. and Health Net Insurance, Inc.

ARTICLE V.

CONDITIONS

Section 5.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the transactions set forth in Section 1.1 shall be subject to the fulfillment or waiver at or prior to the Closing of the following conditions:

(a) no Laws or Orders shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity that would prohibit or prevent the consummation of the transactions set forth in Section 1.1;

(b) all consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity that are (i) described on Schedule 5.1(b), or (ii) otherwise required in connection with the execution, delivery and performance of this Agreement and the Transaction Documents, shall have been obtained or made (as the case may be), except for (A) any documents required to be filed after the Closing or (B) in the case of clause (ii), any consent, authorization, order, approval, filing or registration the failure of which to have been obtained or made would not have a Material Adverse Effect;

(c) such consents, authorizations, orders and approvals shall be subject to no conditions other than conditions that would not conflict with the provisions of Section 4.3(f)(i) and (ii);

(d) there shall not be any pending action, suit, litigation, criminal prosecution or proceeding by any Governmental Entity (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby, or (ii) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other Transaction Documents;

(e) any waiting period applicable to the transactions set forth in Section 1.1 under the HSR Act shall have expired or been terminated, if required; and

(f) CMS approval for the novation, assignment or other transfer to a Legacy United Entity, effective as of January 1, 2011, of the business operated under the Medicare Revenue Contract; provided, however, that if the Initial Termination Date has been extended to the Extended Termination Date, then this closing condition shall be deemed satisfied.

Section 5.2 Conditions to Obligation of Buyer. The obligation of Buyer to effect the transactions set forth in Section 1.1 shall be subject to the fulfillment or waiver at the Closing of the following additional conditions:

(a) Parent, Seller and the Acquired Companies shall have performed in all material respects the covenants and obligations required to be performed by them under this Agreement on or prior to the Closing;

(b)(i) the representations and warranties of Parent and Seller in ARTICLE II that are qualified by reference to materiality, a Material Adverse Effect or words of similar import are true and correct on the Closing Date as if they were made at and as of Closing (other than such representations and warranties that address matters only as of a certain date, which need only be true and correct as of such certain date), and (ii) the representations and warranties of Parent and Seller in ARTICLE II that are not so qualified are true and correct in all material respects on the Closing Date as if they were made at and as of Closing (other than such representations and warranties that address matters only as of a certain date, which need only be true and correct in all material respects as of such certain date), except, in each case, for representations and warranties the breach of which has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(c) Buyer shall have received certificates signed by an executive officer of Parent to the effect of Section 5.2(a) and Section 5.2(b);

(d) since the Effective Date, no change, event, circumstance, development or effect, shall have occurred that, individually or in aggregate, has had a Material Adverse Effect that is continuing or would reasonably be expected to have a Material Adverse Effect;

(e) there shall not be any action, suit, litigation, criminal prosecution or proceeding pending or Order entered into by any Governmental Entity (i) imposing or seeking to impose material limitations on the ability of Buyer or any of its Affiliates to acquire or hold or to exercise full rights of ownership of the Acquired Companies, or (ii) seeking to prohibit direct or indirect ownership or operation by Buyer or any of its Affiliates of all or any portion of the Acquired Business, or to compel Buyer or any of its Affiliates or an Acquired Company to sell, hold separate or otherwise divest or dispose of any assets or its business, as a result of the transactions contemplated hereby; and

(f) on the Closing Date, Parent and Seller shall have delivered to Buyer each of the items referred to in Section 1.3(a) and executed copies of each of the Transaction Documents to which Parent, Seller or any Acquired Company is a party.

Section 5.3 Conditions to Obligation of Parent and Seller. The obligation of Parent, Seller and the Acquired Companies to effect the transactions set forth in Section 1.1 shall be subject to the fulfillment or waiver at the Closing of the following additional conditions:

(a) Buyer shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing;

(b)(i) the representations and warranties of Buyer in ARTICLE III that are qualified by reference to materiality, a Material Adverse Effect or words of similar import are true and correct on the Closing Date as if they were made at and as of Closing (other than such representations and warranties that address matters only as of a certain date, which need only be true and correct as of such certain date), and (ii) the representations and warranties of Buyer in ARTICLE III that are not so qualified are true and correct in all material respects on the Closing Date as if they were made at and as of Closing (other than such representations and warranties that address matters only as of a certain date, which need only be true and correct in all material respects as of such certain date), except, in each case, for representations and warranties the breach of which has not had, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby;

(c) Seller shall have received a certificate signed by an executive officer of Buyer to the effect of Section 5.3(a) and Section 5.3(b); and

(d) on the Closing Date, Buyer shall have delivered to Parent and Seller the Closing Payment as provided in Section 1.3(b) and executed copies of each of the Transaction Documents to which Buyer or any of its Affiliates is a party.

ARTICLE VI.

TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the transactions set forth in Section 1.1 contemplated hereby may be abandoned at any time prior to the Closing:

(a) by the written consent of Buyer, Parent and Seller;

(b) by Buyer, on the one hand, or Parent and Seller, on the other hand:

(i) if a court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions set forth in Section 1.1 and such Order or other action shall have become final and nonappealable; or

(ii) if the Closing shall not have occurred prior to May 1, 2010 (the “Initial Termination Date”); provided, however, that the Initial Termination Date may, from time to time be extended by either Parent or Seller or Buyer, by written notice to the other parties, to August 1, 2010 (the “Extended Termination Date”), in the event that all conditions to the Closing other than those set forth in Section 5.1(b), 5.1(d), 5.1(e) or 5.2(e) (the “Regulatory Conditions”) have been or are reasonably capable of being satisfied at the time of such extension and the Regulatory Conditions have been or are reasonably capable of being satisfied on or prior to the Extended Termination Date; provided, further, that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any party whose failure to fulfill materially any covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Buyer if, since the Effective Date, there has been a change, event, circumstance, development or effect that, individually or in aggregate, has had a Material Adverse Effect;

(d) prior to the Closing, by written notice to Parent and Seller from Buyer, if both (i) there has been a material breach of covenant on the part of Parent or Seller, or if a representation or warranty of Parent or Seller set forth in this Agreement shall be untrue in each case such that the conditions specified in Section 5.2(a) or (b) would not be satisfied at the Closing (a “Terminating Seller Breach”), and (ii) such Terminating Seller Breach is not curable, or if curable, is not cured within twenty (20) Business Days after written notice of such Terminating Seller Breach is given to Parent by Buyer; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(d) shall not be available to Buyer if Buyer’s action or failure to act has been a principal cause of or resulted in the failure of the transaction to be consummated on or prior to such date; and

(e) prior to the Closing, by written notice to Buyer from Parent or Seller, if both (i) there has been a material breach of covenant on the part of Buyer, or if a representation or warranty of Buyer set forth in this Agreement shall be untrue in each case such that the conditions specified in Section 5.3(a) or (b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), and (ii) such Terminating Buyer Breach is not curable, or if curable, is not cured within twenty (20) Business Days after written notice of such Terminating Buyer Breach is given by Seller or Parent to Buyer; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to Parent or Seller if Parent or Seller’s action or failure to act has been a principal cause of or resulted in the failure of the transaction to be consummated on or prior to such date.

Section 6.2 Procedure for and Effect of Termination. In the event that this Agreement is terminated and the transactions set forth in Section 1.1 are abandoned by Buyer or Parent and Seller, pursuant to Section 6.1, written notice of such termination and abandonment shall forthwith be given to the other parties and this Agreement (and all representations, warranties and covenants hereunder) shall terminate and the transactions set forth in Section 1.1 shall be abandoned without any further action; provided, however, that Section 4.5, Section 4.10(d), this Section 6.2 and ARTICLE VIII shall survive the termination of this Agreement. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party under the terms of this Agreement except with respect to any liabilities or Losses arising out of any fraud by a party with respect to any of its representations, warranties, covenants or other agreements contained in this Agreement in which case any and all remedies available to the other parties either in Law or equity (including specific performance) shall be preserved and survive the termination of this Agreement.

ARTICLE VII.

INDEMNIFICATION

Section 7.1 Indemnification by Parent and Seller. Notwithstanding any investigation made by or on behalf of Buyer or the results of any such investigation and notwithstanding any fact known by Buyer at the time of the Closing, subject to the limitations set forth in Section 7.3, from and after the Closing, Parent and Seller, jointly and severally, shall indemnify, defend and hold harmless Buyer, its Affiliates (including, after the Closing, the Acquired Companies) and each of their respective officers, directors, employees, agents and representatives (the “Buyer Indemnified Parties”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach of any covenant of Parent or Seller contained in this Agreement;

(b) any breach by the Administrator of the Administrative Services Agreements;

(c) any breach by Seller or HN Life of the Business Transition Agreement;

(d) any breach by Parent or its applicable Subsidiaries of the Claims Servicing Agreements, Transitional Trademark License Agreement or the other Transaction Documents;

(e) any Pre-Closing Liabilities; and

(f) any Excluded Liabilities.

Section 7.2 Indemnification by Buyer and the Acquired Companies. Notwithstanding any investigation made by or on behalf of Parent or Seller, or the results of any such investigation and notwithstanding any fact known by Parent and Seller at the time of the Closing, from and after the Closing, Buyer and the Acquired Companies, shall indemnify, defend and hold harmless Seller, each of its Affiliates and each of its officers, directors, employees, agents and representatives (the “Seller Indemnified Parties”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Buyer contained in this Agreement;

(b) any breach of any covenant of Buyer contained in this Agreement;

(c) any breach by the Acquired Companies of the Administrative Services Agreements;

(d) any breach by United of the Business Transition Agreement;

(e) any breach by Buyer or its applicable Affiliates of the Claims Servicing Agreements, the Transitional Trademark License Agreement or the other Transaction Documents;

(f) any Buyer Cost not taken into consideration in the calculation of any Quarterly Net Payment; and

(g) any Assumed Liability.

Section 7.3 Right of Offset; Limitations on Indemnity.

(a) Buyer may offset any amounts to which it may be entitled under the terms of this Agreement, the Claims Servicing Agreements, the Business Transition Agreement and the Administrative Services Agreements and other Transaction Documents against amounts otherwise payable by it under this Agreement, other than the First Anniversary Adjusted Tangible Net Equity Payment. Each of Parent and Seller may offset any amounts to which it may be entitled under the terms of this Agreement, the Claims Servicing Agreements, the Business Transition Agreement, the Administrative Services Agreements and the other Transaction Documents against amounts otherwise payable by it under this Agreement. Neither the exercise of, nor the failure to exercise, such right of offset shall constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it hereby.

(b) Notwithstanding anything in this Agreement, the Transaction Documents or the Claims Servicing Agreements to the contrary, (i) in no event shall

Parent or Seller be required to indemnify any Buyer Indemnified Party pursuant to Section 7.1(b) or (c) in any amount exceeding the sum of all Adjusted Tangible Net Equity Payments paid or payable under this Agreement (the “Cap Amount”); and (ii) in no event shall Buyer be required to indemnify any Seller Indemnified Party pursuant to Section 7.2(c) or (d) in any amount exceeding the Cap Amount.

(c) No party hereto shall be liable to the others for Losses that constitute lost profits or indirect, consequential or punitive damages (in each case, except to the extent constituting Third Party Claims) claimed by such other party or parties, as the case may be, resulting from such first party’s breach of its representations, warranties or covenants hereunder or under the Transaction Documents or Claims Servicing Agreements.

(d) Buyer Indemnified Parties shall not be entitled to indemnification with respect to (i) any matter to the extent such matter was taken into account in the calculation of any Quarterly Net Payment or other payment pursuant to Section 1.4, (ii) if any adjustment under Section 1.5 has been made with respect to such matter, (iii) any matter to the extent of the reserve for such matter that was included in the Closing Date Combined Balance Sheet or the balance sheet included in the final Quarterly Combined Financial Statement in accordance with Section 1.4, or (iv) any matter to the extent Parent, Seller or their respective Affiliates have reimbursed such Buyer Indemnified Parties for such matter under the Administrative Services Agreements, the Claims Servicing Agreements or the Business Transition Agreement. Seller Indemnified Parties shall not be entitled to indemnification with respect to (A) any matter to the extent such matter was a Buyer Cost taken into account in the calculation of any Quarterly Net Payment or other payment pursuant to Section 1.4, (B) any matter if any adjustment under Section 1.5 has been made with respect to such matter, or (C) any matter to the extent Buyer or its Affiliates have reimbursed such Seller Indemnified Parties for such matter under the Administrative Services Agreements, the Claims Servicing Agreements or the Business Transition Agreement.

(e) Notwithstanding anything to the contrary in this ARTICLE VII, neither Parent nor Seller shall be required to defend or hold harmless the Buyer Indemnified Parties from and against any Losses arising or resulting from (i) any grievances, appeals, inquiries, complaints or investigations contemplated by Article VII of the Administrative Services Agreements that are not lawsuits or proceedings, unless and/or until Seller or its Affiliates have failed to address such matters in accordance with the Administrative Services Agreements or such matters are not addressed by the Administrative Services Agreements, or (ii) any Pre-Closing Liability, unless such Pre-Closing Liability has become due and payable and Seller or its Affiliates have failed to timely pay or otherwise satisfy such Pre-Closing Liability in the ordinary course of business consistent with the Acquired Companies’ practices prior to Closing (other than any Pre-Closing Liability that is being disputed in good faith by appropriate proceedings); provided that this limitation shall not apply to any Losses arising from or resulting from any Third Party Claim against a Buyer Indemnified Party (other than an Acquired Company).

(f) Without limiting the foregoing, to the extent that a specific reserve for a litigation matter in excess of $1,000,000 has been reflected in the Closing Date Combined Balance Sheet, Actual Final Combined Financial Statement or Termination Date Combined Financial Statement (each, an “Acquired Reserve”), Buyer agrees to first exhaust such Acquired Reserve prior to seeking indemnification from a Seller Indemnified Party. From and after the earlier of the ASA Termination Date and Transition Date, to the extent that Buyer or its Affiliates determine in accordance with GAAP that all or a portion of any Acquired Reserve (other than the Loss Reserve or Termination Date Loss Reserve) is no longer necessary or that the litigation matter for which such Acquired Reserve was established has been satisfied for an amount less than such Acquired Reserve, within five (5) Business Days, Buyer shall pay the amount of such unnecessary or unused Acquired Reserve to Seller by wire transfer of immediately available funds to an account designated by Seller. For purposes of the foregoing, if there are litigation matters aggregated within a class action, the reserves relating to such matters shall be aggregated in measuring the size of the Acquired Reserve with respect to such class action.

Section 7.4 Indemnification Procedures.

(a) Procedures Relating to Indemnification of Third Party Claims. Except as otherwise provided in Section 4.6(d) (Tax Matters), if any party (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 7.1 or 7.2 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this ARTICLE VII, the Indemnified Party shall promptly provide the other party or parties, as applicable (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and solely to the extent that the Indemnifying Party is prejudiced thereby. The Indemnifying Party will have fifteen (15) days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof (but, in any event, at least five (5) Business Days prior to the date that an answer to such Third Party Claim is due to be filed). If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with reputable counsel, subject to the approval of the Indemnified Party, which shall not be unreasonably withheld, delayed or conditioned. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, and (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party. Neither the Indemnified Party nor the Indemnifying Party may concede, settle or compromise any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld, except the Indemnifying Party may settle or compromise such Third Party Claim to the extent that the sole relief provided (other than, for the avoidance of doubt, confidentiality obligations pursuant to such settlements or compromises) is monetary damages that are paid in full by the Indemnifying Party and the Indemnified Party receives a complete release with respect to the subject matter thereof. If (A) the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) days after receipt of the notice of the Third Party Claim, (B) the Indemnified Party reasonably determines that there is a conflict of interest that prevents the Indemnifying Party from adequately representing the interests of the Indemnified Parties with respect to such Third Party Claim, or (C) (1) the Third Party Claim seeks relief other than the payment of monetary damages, and (2) the subject matter of a Third Party Claim relates to the ongoing operations of the Indemnified Party (other than the run-off of the Acquired Companies), which, if decided against the Indemnified Party, would have an adverse effect that is not immaterial on the ongoing business or reputation of Indemnified Party, then (subject to the preceding sentence) the Indemnified Party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake the defense of such claim (and the Indemnifying Party shall reimburse the Indemnified Party for its reasonable out of pocket costs and expenses (including reasonable fees of outside counsel) for such defense) and the Indemnifying Party shall have the right to participate therein at its own cost; provided, however, that the Indemnifying Party shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction. The parties will cooperate in any such defense and give each other reasonable access to all information relevant thereto.

(b) Procedures for Non Third Party Claims. Except as otherwise provided in Section 4.6(d) (Tax Matters), the Indemnified Party will notify the Indemnifying Party in writing reasonably promptly of its discovery of any matter that does not involve a Third Party Claim, giving rise to the claim of indemnity pursuant hereto. Such notice shall state the nature basis and amount of the claim to the extent known, and include copies of the relevant documents and the basis for indemnification sought. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have thirty (30) days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such notice or fails to notify the Indemnified Party within thirty (30) days after delivery of such notice by the Indemnified Party whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the Indemnified Party’s notice will be conclusively deemed a liability of the Indemnifying Party and the Indemnified Party shall be entitled to recover the amount of such Loss from the Indemnifying Party in accordance with the terms and conditions of this ARTICLE VII. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute for a period of at least thirty (30) days, and if such dispute is not resolved through such negotiation prior to the expiration of such period, such dispute may be resolved in accordance with Section 8.6.

(c) For purposes of this ARTICLE VII, all Losses shall be computed net of (i) any Tax benefit actually realized by the Indemnified Party, (ii) any insurance benefits actually realized from a Person other than an Indemnified Party’s Affiliates, and (iii) any amounts recovered from any third parties based on claims the Indemnified Party has against such third parties which reduce the Losses that would otherwise be sustained; provided, however, that, in the cases of clauses (i), (ii) and (iii), the timing of the receipt or realization of insurance proceeds or Tax benefits or recoveries from third parties shall be taken into account in determining the amount of reduction of Losses. Each Indemnified Party agrees to use its commercially reasonable efforts to pursue any claims or rights it may have against any non-Affiliate insurer, which would reduce the amount of Losses otherwise incurred by such Indemnified Party. In the event an Indemnifying Party pays for an Indemnified Party’s Losses pursuant to this ARTICLE VII, such Indemnifying Party shall be subrogated to the rights the Indemnified Party has against any non-Affiliate insurer or other third party with respect thereto (and, upon the reasonable request of the Indemnifying Party, the Indemnified Party shall take appropriate actions necessary to transfer and assign such rights to the Indemnifying Party).

Section 7.5 Survival. Except as provided in the following sentence, the terms and provisions of this Agreement shall survive the Closing of the transactions contemplated hereunder. Notwithstanding the foregoing, all representations and warranties contained in Article II and Article III of this Agreement shall not survive the Closing or the termination of this Agreement and shall thereafter have no further force or effect.

Section 7.6 Sole and Exclusive Remedy. Except (i) as provided in the following sentence, (ii) for any equitable relief or specific performance sought under Section 8.9 (Equitable Relief and Specific Performance), including with respect to a breach of Section 4.9 (Dissolution; Names), Section 4.10 (Certain Employee Matters), Section 4.11 (No Negotiations) and Section 4.15 (Change in Status), and for equitable relief or specific performance sought under the Non-Competition Agreement or other Transaction Documents, and (iii) with respect to a claim brought on the basis of fraud, from and after the Closing, the indemnification provisions of this ARTICLE VII shall be the sole and exclusive right and remedy of each party (including the Seller Indemnified Parties and the Buyer Indemnified Parties), and each such party hereby waives any other right or remedy (statutory, equitable, common law or otherwise), for any breach of the other party’s representations, warranties, covenants, or agreements contained in this Agreement or the Transaction Documents. Notwithstanding the foregoing, Section 1.5 provides the sole and exclusive method for resolving any and all disputes related to, arising out of or in connection with any matters that are the subject of Section 1.5, other than with respect to fraud.

Section 7.7 Compliance with Express Negligence Rule. All releases, disclaimers, limitations on liability, and indemnities in this Agreement, including those in this ARTICLE VII, shall apply even in the event of the sole, joint, and/or concurrent negligence, strict liability, or fault of the party whose liability is released, disclaimed, limited, or indemnified; provided, however, that the limits described in this Section 7.7 shall not apply in cases of fraud. Each party agrees that this paragraph constitutes a conspicuous legend.

Section 7.8 Treatment of Indemnification Payments. All indemnification payments made pursuant to this ARTICLE VII shall be treated by the parties as adjustments to the Closing Payment unless otherwise required by applicable Law.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 Amendment and Modification. This Agreement may be amended, modified or supplemented, only by a written agreement signed by each of the parties hereto. No course of dealing between or among any of the parties hereto shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

Section 8.2 Waiver of Compliance; Consents. Any failure of Buyer, on the one hand, or Parent or Seller, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Buyer, or Parent or Seller, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.2.

Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in Person, by telecopier (with a confirmed receipt thereof) or registered or certified mail (postage prepaid, return receipt requested), and on the next Business Day when sent by overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer or Guarantor, to:

Oxford Health Plans, LLC

One Penn Plaza

New York, NY 10019

Facsimile No.: (203) 459-7171

Attention: Jeffrey D. Alter, Northeast Region Chief Executive Officer

Phone: (203) 459-7275

E-mail: Jeffrey_D_Alter@UHC.com

and:

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, MN 55343

Facsimile No.: (952) 936-0044

Attention: Chief Legal Officer

Facsimile No.: (952) 936-3007

Attention: Vice President, Corporate Development

with a copy to:

Dorsey & Whitney LLP

Suite 1500

50 South Sixth Street

Minneapolis, MN 55402

Attention: Neal N. Peterson, Esq.

Facsimile No.: (612) 340-2868

(b) if to Parent or Seller, to:

Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

Attention: Linda V. Tiano, Senior Vice President, General

Counsel and Secretary

Facsimile: 818.676.7503

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071-1560

Attention:         James Beaubien, Esq.

                         Julian Kleindorfer, Esq.

Facsimile:         213.891.8763

Section 8.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that Buyer shall have the right, without the consent of Parent or Seller, to assign all of its rights, duties and obligations under this Agreement (a) to any Subsidiary of Buyer or (b) in connection with the sale of all or substantially all of the capital stock or assets of Buyer. For the avoidance of doubt, not such assignment shall relieve Guarantor of its obligations under Section 8.16.

Section 8.5 Expenses. Except as provided in Sections 1.4 and 1.5(e), whether or not the transactions set forth in Section 1.1 are consummated, all fees, charges and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, charges or expenses, except any filing fees with Governmental Entities incurred in connection with any required filings contemplated by Section 4.3, which expenses shall be borne one-half by Buyer and one-half by Parent and Seller.

Section 8.6 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the state of New York applicable to agreements made and to be performed entirely within such state, without regard to the choice of law principles thereof. Each of Buyer, Parent and Seller hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the City of New York, and of the United States District Court for the Southern District of New York (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. The Parties waive the right to trial by jury with respect to any claims hereunder.

Section 8.7 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by electronic mail with a pdf scanned attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 8.8 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. The parties are sophisticated, represented by counsel and jointly have participated in the negotiation and drafting of this Agreement and there shall be no presumption or burden of proof favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.9 Equitable Relief and Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.10 Entire Agreement; Further Assurances. This Agreement (including the agreements, schedules, exhibits, documents or instruments referred to herein), the Transaction Documents and, until the Closing Date, the Confidentiality Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof. The parties hereto agree that, on and after the Closing Date, they shall execute any documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions hereof.

Section 8.11 Schedules; Exhibits. All Schedules, Exhibits and Disclosure Schedules referred to in this Agreement shall be attached hereto and are incorporated by reference herein. To the extent a state of facts or the occurrence of any event is described in the Seller Disclosure Schedule for purposes of qualifying a representation, warranty or covenant of Seller contained in the Agreement, the existence of such a state of facts or the occurrence of such event shall not be deemed to constitute a breach of such representation, warranty or covenant of the Seller under this Agreement. Any disclosure contained in any section of the Seller Disclosure Schedule shall be deemed to be disclosed with respect to any other section of such Seller Disclosure Schedule as though fully set forth in such other section for which the applicability of such disclosure is reasonably apparent on the face of such disclosure. The disclosure of any item or information in any section of the Seller Disclosure Schedule shall not (i) be deemed to constitute an admission, or otherwise imply, that any such item or information is material or would result in a Material Adverse Effect or created measures for materiality for the purposes of the Agreement, or (ii) represent a determination by the Seller that such item occurred or was incurred other than in the ordinary course of business. In no event shall the listing of any matters in the Seller Disclosure Schedule be deemed or interpreted to broaden or otherwise amplify any representations, warranties or covenants contained in this Agreement. Any disclosure contained in any section of the Seller Disclosure Schedule is made in confidence and on the terms and subject to the conditions of the Confidentiality Agreement.

Section 8.12 No Third Party Beneficiaries. This Agreement is not intended to, and does not, create any rights or benefits of any party other than the parties hereto other than the third party rights provided for under ARTICLE VII.

Section 8.13 No Implied Representation. Notwithstanding anything contained in ARTICLE II or III or any other provision of this Agreement, it is the explicit intent of each party hereto that Seller is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement and the Transaction Documents, including but not limited to any implied warranty or representation as to condition, merchantability or suitability as to any of the properties or assets of the Acquired Business. It is understood that any cost estimates, projections or other predictions contained in or referred to in the Seller Disclosure Schedule or provided in the offering materials or other materials that have been provided to Buyer by the Acquired Companies or Seller are not and shall not be deemed to be representations or warranties of the Acquired Companies or Seller. With respect to any such cost estimates projections or other prediction delivered by or on behalf of Seller or the Acquired Companies to Buyer, Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such cost estimates projections and other predictions, (ii) it is familiar with such uncertainties, (iii) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to it and (iv) it shall have no claim against Seller or any of its Affiliates, officers, directors, partners, employees or representatives with respect thereto.

Section 8.14 Confidentiality Agreement. The parties acknowledge that Parent and Guarantor have entered into the Confidentiality Agreement. Parent and Guarantor hereby agree to extend the term set forth in Section 20 of the Confidentiality Agreement to the Closing Date. Except for the foregoing, the terms and conditions of the Confidentiality Agreement shall survive the execution and delivery of this Agreement, and each of the parties hereto agree to comply with the terms thereof.

Section 8.15 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

Section 8.16 Guarantee. Guarantor hereby guarantees the full, complete and timely performance by Buyer of each and every obligation of Buyer under this Agreement. If any default shall be made by Buyer in the performance of any such obligations, then Guarantor will perform or cause to be performed such obligation immediately upon notice from Parent, Seller or any of their Affiliates specifying the default. Parent, Seller or any of their Affiliates may proceed to enforce its rights against Guarantor from time to time prior to, contemporaneously with, or after any enforcement against Buyer or without any enforcement against Buyer. Subject to the terms and conditions hereof, Guarantor waives (a) any and all defenses specifically available to a guarantor (other than performance in full by Buyer) and (b) any notices, including any notice of any amendment of this Agreement or waiver or other similar action granted pursuant to this Agreement; provided, that nothing in this Section 8.16 shall affect or hinder Guarantor’s rights as a Buyer Indemnified Party under ARTICLE VII hereof. The guarantee set forth in this Section 8.16 shall be deemed a continuing guarantee and shall remain in full force and effect until the satisfaction in full of all obligations of Buyer under this Agreement.

Section 8.17 No Investigation by Buyer. Notwithstanding anything to the contrary in this Agreement, (a) no investigation by Buyer shall affect the representations and warranties of Parent, Seller or the Acquired Companies under this Agreement or any Transaction Document and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that Buyer knew or should have known that any of the same is or might be inaccurate in any respect.

ARTICLE IX.

DEFINITIONS

Section 9.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this ARTICLE IX.

“2010 Actual Medicare GAAP Revenues” is defined in Section 1.4(b)(i)(A).

“2010 Actual Medicare Profit/Loss Amount” is defined in Section 1.4(b)(i)(B).

“2010 Actual Medicare Revenue-Based Payment Amount” is defined in Section 1.4(b)(i)(C).

“2010 Estimated GAAP Revenues” is defined in Section 1.4(b)(i)(D).

“2010 Estimated Medicare Profit/Loss Amount” is defined in Section 1.4(b)(i)(E).

“2010 Estimated Medicare Revenue-Based Payment” is defined in Section 1.4(b)(i)(F).

“2010 Medicare Actual Income Statement” is defined in Section 1.4(b)(i)(G).

“2010 Medicare Estimated Income Statement” is defined in Section 1.4(b)(i)(H).

“2010 Medicare Profit (Loss)” is defined in Section 1.4(e)(ix)(G).

“2010 Medicare Revenue Period” is defined in Section 1.4(b)(i)(I).

“2010 Operating Costs” is defined in Section 1.4(b)(i)(J).

“2010 PMPM Amount” is defined in Section 1.4(b)(i)(K).

“2011 Actual Medicare GAAP Revenues” is defined in Section 1.4(b)(i)(L).

“2011 Actual Medicare Revenue-Based Payment Amount” is defined in Section 1.4(b)(i)(M).

“2011 Buyer Non-Novated Medicare Profit (Loss)” is defined in Section 1.4(e)(ix)(H).

“2011 Estimated Medicare GAAP Revenues” is defined in Section 1.4(b)(i)(N).

“2011 Estimated Medicare Revenue-Based Payment Amount” is defined in Section 1.4(b)(i)(O).

“2011 Medicare Actual Income Statement” is defined in Section 1.4(b)(i)(P).

“2011 Medicare Bid” is defined in Section 1.4(b)(i)(Q).

“2011 Medicare Estimated Income Statement” is defined in Section 1.4(b)(i)(R).

“2011 Medicare Revenue Period” is defined in Section 1.4(b)(i)(S).

“2011 Operating Costs” is defined in Section 1.4(b)(i)(T).

“2011 Opt-Out Percentage” is defined in Section 1.4(b)(i)(U).

“2011 PMPM Amount” is defined in Section 1.4(b)(i)(V).

“2011 Seller Novated Medicare Profit (Loss)” is defined in Section 1.4(e)(ix)(I).

“2012 Actual Medicare GAAP Revenues” is defined in Section 1.4(b)(i)(W).

“2012 Actual Medicare Revenue-Based Payment Amount” is defined in Section 1.4(b)(i)(X).

“2012 Estimated Medicare GAAP Revenues” is defined in Section 1.4(b)(i)(Y).

“2012 Estimated Medicare Revenue-Based Payment Amount” is defined in Section 1.4(b)(i)(Z).

“2012 Medicare Actual Statement of Revenues” is defined in Section 1.4(b)(i)(AA).

“2012 Medicare Estimated Statement of Revenues” is defined in Section 1.4(b)(i)(BB).

“2012 Medicare Revenue Period” is defined in Section 1.4(b)(i)(CC).

“Acquired Business” means (i) the business conducted by the Acquired Companies on the Effective Date and (ii) the HN Life Business.

“Acquired Companies” is defined in the recitals.

“Action” means any action, claim, suit, litigation, proceeding, arbitral action, governmental audit (including any market conduct or financial examination), criminal prosecution, investigation or unfair labor practice charge or complaint before a Governmental Entity.

“Actual Final Combined Financial Statement” is defined in Section 1.4(e)(i).

“Actual Final Net Payment” is defined in Section 1.4(e)(i).

“Actual Member Tax Basis” is defined in Section 1.4(e)(viii).

“Additional Quoted Groups” is defined in Section 1.4(a)(i).

“Adjusted Tangible Net Equity” means (i) shareholders’ equity minus (ii) goodwill, intangible assets, net property, plant and equipment, intercompany and affiliate assets net of intercompany and affiliate liabilities (excluding insurance-related payments, e.g., pharmacy and behavioral health), fifty percent (50%) of Medicare pre-paids and net deferred tax assets, plus (iii) the Net Deferred Tax Asset Payment. Notwithstanding the foregoing, as of the Closing Date all amounts included in the Adjusted Tangible Net Equity must be capable of being liquidated to cash within twenty four (24) months of the Closing Date.

“Adjusted Tangible Net Equity Payments” means the Closing Adjusted Tangible Net Equity Payment, the First Anniversary Adjusted Tangible Net Equity Payment, the Second Anniversary Adjusted Tangible Net Equity Payment, and any Excess Adjusted Tangible Net Equity Payments.

“Administrative Services Agreements” is defined in Section 1.3(a)(ii).

“Administrator” is defined in the Administrative Services Agreements.

“Affiliate,” with respect to any Person, shall mean any Person controlling, controlled by or under common control with such Person and shall also include any Person 50% or more of whose outstanding voting power is owned by the specified Person either directly or indirectly through Subsidiaries.

“Affiliated Group” is defined in Section 2.17(h).

“Agreement” is defined in the preamble.

“Allocation” is defined in Section 4.6(c).

“Annual Financial Statements” is defined in Section 2.19(a).

“ASA Termination Date” is defined in Section 1.4(e)(ii).

“ASO Contracts” means any administrative services only contract entered into by the Acquired Companies or HN Life for the administration of health care benefits or services for which the applicable Employer Group remains financially responsible on a self-insured basis. For purposes of this definition, a contract is not an ASO Contract because it is experience rated, retrospectively rated, or a minimum premium or similar arrangement so long as an insurance or HMO license is required under applicable Law to issue the contract.

“Assumed Liabilities” means (i) any liability or obligation incurred with respect to the Medicare Revenue Contract after the novation, assignment or other such transfer the business operated under the Medicare Revenue Contract to a Legacy United Entity; (ii) any liability or obligation with respect to the NJ Medicaid Contract after the earlier of (x) June 30, 2010 (only if the Buyer Medicaid Election is made) and (y) the assignment or other transfer of the NJ Medicaid Contract to a Legacy United Entity; (iii) any corporate franchise taxes of the Acquired Companies incurred after the winding up and running out period for such Acquired Company; (iv) any costs or expenses of any dissolution or liquidation of an Acquired Company after the Closing Date; (v) any liability or obligation resulting from, arising out of, relating to or caused by any new business written or Administered Contracts renewed by an Acquired Company (A) in violation of Article V of the applicable Administrative Services Agreement or (B) after the termination date of the applicable Administrative Services Agreement; (vi) any liability or obligation resulting from, arising out of, relating to or caused by any new line of business conducted or undertaken by the Acquired Companies at the direction of Buyer or its Affiliates after the Closing Date; (vii) any medical expenses relating to the Administered Contracts of an Acquired Company paid after the earlier of the Transition Date and the ASA Termination Date; (viii) any loss adjustment expenses relating to the Administered Contracts of an Acquired Company paid after the ASA Termination Date; and (ix) any medical expenses arising out of the Unreserved Claims.

“Banc of America” is defined in Section 2.10.

“Benefit Programs” means (i) all pension, retirement, profit sharing, stock bonus or other similar plans or programs (including an “employee benefit plan” (as defined in Section 3(3) of ERISA); (ii) any affirmative action plans or programs; (iii) employment agreements, current and deferred compensation, severance, vacation, stock purchase, stock option, bonus and incentive compensation benefits; and (iv) medical, hospital, life, health, accident, disability, death and other fringe and welfare benefits.

“Broker Contract” is defined in Section 2.8(d)(iv).

“Business” is defined in the Administrative Services Agreements.

“Business Day” means any day which is not a Saturday, Sunday, or legal holiday recognized by the States of California, Minnesota or New York.

“Business Employees” is defined in Section 4.10(a).

“Business Transition Agreement” is defined in Section 1.3(a)(v).

“Buyer” is defined in the preamble.

“Buyer TNE Account” is defined in Section 1.4(e)(iv)(a).

“Buyer Indemnified Parties” is defined in Section 7.1.

“Buyer 2011 Medicare Percentage” is defined in Section 1.4(e)(ix)(K).

“Buyer Contribution Amount” is defined in Section 1.4(e)(ix)(D).

“Buyer Costs” is defined in Section 1.4(e)(ix)(D).

“Buyer Medicaid Election” is defined in Section 1.4(c)(i).

“Buyer Medicaid Net Income (Loss)” is defined in Section 1.4(e)(ix)(F).

“Buyer Medicare Affiliate” is defined in Section 1.4(e)(ix)(J).

“Buyer’s Allocable Investment Income (Loss)” is defined in Section 1.4(e)(ix)(A).

“Calculation Statement” is defined in Section 1.5.

“Cap Amount” is defined in Section 7.3(b).

“Capital and Surplus Deficiency” is defined in Section 1.4(h).

“Capital and Surplus Contribution Amount” is defined in Section 1.4(h).

“Caremark Agreement” means (i) Pharmacy Benefits Management Services Agreement, between Health Net Pharmaceutical Services, Health Net of New York, Inc. and CaremarkPCS Health, L.P. for the limited purpose of acting as a subcontractor of HNPS; (ii) Mail Pharmacy Services Agreement between Caremark IPA, LLC, a New York limited liability company and Health Net of New York, Inc.; and (iii) Specialty Pharmacy Prescription Services Agreement between Caremark, Inc. and Health Net of New York, Inc., entered into on January 2, 2007.

“Chosen Courts” is defined in Section 8.6.

“Claims Servicing Agreements” means the Claims Servicing Agreement (Bermuda), the Claims Servicing Agreement (Connecticut), the Claims Servicing Agreement (New York HMO), the Claims Servicing Agreement (New York Insurance) and the Claims Servicing Agreement (New Jersey), each substantially in the form attached to the corresponding Administrative Service Agreement, in each case, as amended, modified or supplemented from time to time.

“Client Contract” means:

(a) any contract for the provision of health plan benefits that any of the Acquired Companies or HN Life (with respect to the HN Life Business) has entered into with (i) an eligible individual who subscribes to the health plan (which subscription may be on behalf of the individual alone or the individual together with one or more eligible dependents), or (ii) an Employer Group or Governmental Entity pursuant to a government sponsored health care program, including but not limited to Medicare, Medicaid or Children’s Health, or (iii) other Employer Group that purchases the health plan for its eligible employees or other individuals (together, if applicable, with such employees’ or other individuals’ eligible dependents), which in either case, any of the Acquired Companies or HN Life has assumed financial risk for the provision of such health plan benefits; and

(b) any ASO Contract any of the Acquired Companies or HN Life has entered into with respect to the Acquired Business.

“Closing” is defined in Section 1.2.

“Closing Adjusted Tangible Net Equity” is defined in Section 1.4(d)(ii).

“Closing Adjusted Tangible Net Equity Amount” is defined in Section 1.4(d)(ii)

“Closing Date” is defined in Section 1.2.

“Closing Date Combined Balance Sheet” is defined in Section 1.4(d)(ii).

“Closing Payment” is defined in Section 1.3(b)(i).

“CMS” means the Centers for Medicare & Medicaid Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial ASO Members” is defined in Section 1.4(a)(iii)(A).

“Commercial Insured Members” is defined in Section 1.4(a)(iii)(B).

“Commercial Members” is defined in Section 1.4(a)(iii)(C).

“Company Forms” means all material policies, binders, slips, certificates, annuity contracts and participation agreements and other agreements of insurance or HMO coverage, whether individual or group, in effect as of the Effective Date (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) that are issued by the Insurance Subsidiaries, including any and all marketing materials.

“Competing Transaction” is defined in Section 4.11.

“Confidentiality Agreement” means the letter agreement dated as of January 6, 2009 between Parent and Guarantor.

“Contracts and Other Agreements” is defined in Section 2.4.

“Contribution Date” is defined in Section 1.4(i).

“Copyrights” is defined in this Section 9.1 in the definition of “Intellectual Property Rights”.

“Deferred Tax Inventory” means all acquired deferred Tax assets and liabilities of the Acquired Companies as of the Closing Date.

“Designated Employees” is defined in Section 4.10(a).

“Disposition Transaction” is defined in Section 4.15(a).

“Dispute” is defined in Section 1.4(e)(ix)(E).

“DMAHS” means the State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services.

“Effective Date” is defined in the preamble.

“Effective Date Membership Statement” is defined in Section 4.13.

“Election Companies” is defined in Section 4.6(c).

“Employer Groups” shall mean any or all employers, associations, labor unions, trusts, Governmental Entities or other legally organized groups of individuals or other entities which legally contract to provide health benefits on behalf of their eligible employees, members or beneficiaries.

“Environmental Laws” is defined in Section 2.16.

“Equity Interest” means, with respect to any Person, any share of capital stock of, general, limited or other partnership interest, membership interest or similar ownership interest under the Laws of a jurisdiction outside the United States, in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjusted Tangible Net Equity Payment” is defined in Section 1.3(b)(i).

“Estimated Closing Date Combined Balance Sheet” is defined in Section 1.4(d)(i).

“Estimated Closing Adjusted Tangible Net Equity” is defined in Section 1.4(d)(i).

“Estimated Closing Adjusted Tangible Net Equity Deficit” is defined in Section 1.4(d)(i).

“Estimated Final Net Payment” is defined in Section 1.4(d)(iv).

“Estimated Final Combined Financial Statement” is defined in Section 1.4(d)(iv).

“Excess Adjusted Tangible Net Equity Payments” is defined in Section 1.4(d)(vi).

“Excluded Liabilities” means (i) any liabilities or obligations of Parent or its Affiliates whatsoever to the extent related to the Acquired Business (including any liabilities or obligations related to the stand-alone Medicare Part D business) or the breach by Parent or its Affiliates of this Agreement or any of the Transaction Documents, whether accrued, absolute, contingent or otherwise; and (ii) any liability or obligation related to the Acquired Business and incurred through the winding up and running out period of the Acquired Business including liabilities or obligations resulting from, arising out of, relating to or caused by any accounts payable and accrued expenses, contractual liabilities, long-term debt and accrued interest, any legal activities, litigation, regulatory, administrative or arbitration proceedings (but excluding any liability arising from any breach by Buyer or its Affiliates (including, after the Closing, the Acquired Companies) of any of the Transaction Documents). Notwithstanding the foregoing, “Excluded Liabilities” shall not include any liabilities or obligations to the extent such liability or obligation (A) is a Buyer Cost incurred after the earlier of the ASA Termination Date and the Transition Date, (B) is an Assumed Liability, (C) has been specifically included in or taken into account in the calculation of any Quarterly Net Payment, Actual Final Net Payment or Termination Date Net Payment, (D) was less than the amount of a reserve (whether for an individual matter or a group of aggregated matters, as applicable) in the Closing Date Balance Sheet, the Actual Final Combined Financial Statement (including the Loss Reserve reflected thereon) or the Termination Date Combined Financial Statement (including the Termination Date Loss Reserve reflected thereon) or (E) that arises from the business or operations of a Person into which, or with whom, an Acquired Company merges at any time following the Closing Date or is a liability or obligation of such Person that otherwise does not arise from the Acquired Business.

“Extended Termination Date” is defined in Section 6.1(b)(ii).

“First Anniversary Adjusted Tangible Net Equity Payment” is defined in Section 1.4(d)(iii).

“Fully-Insured Contract” is defined in Section 1.4(a)(iii)(D).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” is defined in Section 2.5.

“Gross-Up Cap” is defined in Section 1.4(e)(vii).

“Guarantor” is defined in the preamble.

“Health Care Laws” is defined in Section 2.18(a).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

“Hired Employee” is defined in Section 4.10(b).

“HMO” means health maintenance organization.

“HN CA” means Health Net of California, Inc. including any successor thereto and/or any entity holding all or substantially all of its or any successor’s assets.

“HN Life” is defined in the recitals.

“HN Life Business” means, collectively, the POS and PPO business in Connecticut and New Jersey as of the Closing Date conducted by HN Life.

“HNNY” is defined in Section 4.6(c).

“HSR Act” is defined in Section 2.5.

“including” shall, unless the context clearly requires otherwise, mean including but not limited to the items or things following such term.

“Indemnified Party” is defined in Section 7.4(a).

“Indemnifying Party” is defined in Section 7.4(a).

“Independent Expert” is defined in Section 1.5(c).

“Initial Business Payment” is defined in Section 1.3(b)(i).

“Initial Membership Statement” is defined in Section 1.4(a)(i).

“Initial Termination Date” is defined in Section 6.1(b)(ii).

“Insurance Contract” is defined in Section 2.19(d).

“Insurance Subsidiaries” is defined in Section 2.18(f).

“Intellectual Property” means tangible embodiments of Intellectual Property Rights, including any of the following: (i) inventions (whether patentable or not), invention disclosures, proprietary information, technology, technical data, and all documentation relating to any of the foregoing; or (ii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise), and associated documentation.

“Intellectual Property Rights” means any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof and foreign counterparts thereto (“Patents”); (ii) copyrights, copyrights registrations and applications therefor (“Copyrights”); (iii) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) (“Trade Secrets”); and (iv) any similar or equivalent rights to any of the foregoing (as applicable), but excluding trade marks, trade names, service marks, service names, logos, domain names, trade dress, and the good will associated with any of the foregoing and any registrations and applications therefor (“Trademarks”).

“Intercompany Agreement Amendments” is defined in Section 4.12(b).

“Intercompany Agreements” is defined in Section 2.20(b).

“IRS” means the Internal Revenue Service.

“JP Morgan” is defined in Section 2.10.

“knowledge” with respect to Seller shall mean the actual knowledge of the individuals listed in Schedule B.

“Latest Balance Sheets” is defined in Section 2.19(a).

“Latest Financial Statements” is defined in Section 2.19(a).

“Law” means any applicable federal, state or local statute, law (including common law), ordinance, regulation, rule, ruling, order, writ, injunction, decree, other official enactment, regulatory settlement, agreement, stipulation or requirement of or by any Governmental Entity, including Health Care Laws.

“Leased Real Property” is defined in Section 2.14.

“Legacy United Entity” is defined in the Business Transition Agreement.

“Legacy United Entity Plan” is defined in the Business Transition Agreement.

“Legal Proceeding” is defined in the Administrative Services Agreements.

“liability” means any liability, commitment or obligation of any kind, whether due or to become due, known or unknown, accrued or fixed, or absolute or contingent.

“Lien” means any lien, security interest, charge, claim, mortgage, deed of trust, warrant, purchase right, lease, or other encumbrance.

“Loss Reserves” is defined in Section 1.4(h).

“Losses” means all claims, losses, damages, liabilities, obligations or expenses, including, reasonable third-party legal fees and expenses.

“Material Adverse Effect” shall mean any change, event, circumstance, development or effect, which individually or in the aggregate results in or causes a material adverse effect on, or a material adverse change in, as the case may be, the business, assets, liabilities, financial condition or results of operations of the Acquired Business, taken as a whole, other than a change, event, circumstance, development or effect relating to or arising from: (i) the announcement that Parent and Seller have entered into the transactions contemplated hereby with Buyer and its applicable Affiliates, (ii) changes in GAAP or regulatory accounting requirements, or interpretations thereof by courts or Governmental Entities, in each case after the Effective Date (other than those that have had a materially disproportionate adverse effect relative to other similarly situated health plan companies on the Acquired Business taken as a whole), (iii) changes in Laws of general applicability (other than those that have had a materially disproportionate adverse effect relative to other similarly situated health plan companies on the Acquired Business taken as a whole) and changes in Law relating to health care reform, (iv) changes, or proposed or announced changes, in state or federal spending or eligibility criteria for Medicare or Medicaid, in each case after the Effective Date, (v) actions or omissions of a party to this Agreement taken with the prior written consent of the other party to this Agreement, (vi) changes, after the Effective Date, affecting any of the industries in which HN Life or any of the Acquired Companies are engaged or general economic and market conditions (other than those that have had a materially disproportionate adverse effect relative to other similarly situated health plan companies on the Acquired Business taken as a whole), or (vii) any failure of the businesses of the Acquired Companies to meet any published or internally prepared estimate of revenues, earnings or other economic performance for any period on or after the Effective Date (provided, however, that any change, event, circumstance, development or effect that may have caused or contributed to such failure to meet any projection or forecast shall not be excluded). Notwithstanding anything to the contrary herein, a Material Adverse Effect shall be deemed to have occurred if, and only if, the number of Commercial Members decreases below 200,000 prior to the Closing Date.

“Medicaid Renewal Deadline” is defined in Section 1.4(c)(i).

“Medicaid Revenue-Based Payment Amount” is defined in Section 1.4(c)(iv).

“Medicaid Statement of Revenues” is defined in Section 1.4(c)(iii).

“Medicaid Transfer Date” is defined in Section 1.4(c)(ii).

“Medicare Revenue Contract” is defined in Section 1.4(b)(i)(DD).

“Membership Renewal Amount” is defined in Section 1.4(a)(iii)(F).

“Membership Renewal Statement” is defined in Section 1.4(a)(iii)(E).

“Membership Renewal Statement Date” is defined in Section 1.4(a)(iii).

“Net Business Payment Amount” is defined in Section 1.4(a)(iv)(G).

“Net Deferred Tax Asset Payment” means, with respect to the Acquired Companies other than the Election Companies, the sum of (i) cumulative deferred Tax assets as of the Closing Date relating to loss discount reserves and unearned premiums; (ii) the discounted amount of cumulative net deferred Tax assets as of the Closing Date for all other Tax attributes except net operating loss carryforwards and credits, with the discount factor based on a 10% discount rate applied over three (3) years or, if applicable, the remaining useful life of any intangible assets; and (iii) solely with respect to Health Net of New Jersey, Inc., the amount of federal net operating loss carryforwards available to the Buyer as of the Closing Date after applying the rules in Code Section 382 and Treasury Regulations Section 1.1502-36.

“Net Investment Income (Loss)” is defined in Section 1.4(e)(ix)(B).

“NJ Medicaid Contract” means the Agreement to Provide HMO Services between Health Net of New Jersey, Inc. and DMAHS, effective October 1, 2000, as amended, or any successor contracts thereto as the same may have been renewed prior to or in connection with the Closing.

“Non-Competition Agreement” is defined in Section 1.3(a)(vi).

“NY Medicare Part D Contract” means the Contract S5678, effective as of September 30, 2005, by and among CMS, HN Life and Health Net Insurance of New York, Inc.

“Objection Notice” is defined in Section 1.5(a).

“Objection Period” is defined in Section 1.5(a).

“Orders” is defined in Section 2.9(b).

“Outstanding Quotes” is defined in Section 1.4(a)(i).

“Outstanding Quotes Statement” is defined in Section 1.4(a)(i).

“Parent” is defined in the preamble.

“Parent Liquidation” is defined in Section 4.15(a).

“party” is defined in the preamble.

“Patents” is defined in this Section 9.1 in the definition of “Intellectual Property Rights”.

“Permit” means all governmental approvals, permits and insurance, HMO and other declarations, certificates, licenses, franchises, approvals, authorizations, exemptions, franchises, accreditations, consents, qualifications, or other similar documents or permissions required by Governmental Entities.

“Permitted Liens” means (i) Liens or other encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) Liens or other encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising by operation of Law, (iii) Liens for utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability, (iv) defects, irregularities or imperfections of title and other Liens which, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate, (v) Liens for judgments not yet due and payable or that are being contested in good faith by appropriate proceedings, (vi) statutory deposits of cash, securities or other assets pursuant to applicable insurance or HMO Laws and (vii) Liens on personal property leased under operating leases.

“Person” shall mean and include an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“POS” means point-of-service.

“PPO” means preferred provider organization.

“Pre-Closing Liabilities” means (i) liability for any investment banking, business consultancy, financial advisory, brokerage or finders’ fees or commissions in connection with the transactions contemplated hereby not paid by Seller; (ii) any liability of the Acquired Companies arising out of the Acquired Business incurred prior to the Closing Date, including the following, in each case, to the extent incurred prior to the Closing Date (A) any liability relating to any member enrolled prior to the Closing Date directly resulting from the enrollment of such enrollee in a manner inconsistent with any applicable Law, (B) any liability for contractual obligations under any Client Contracts arising prior to Closing, including medical claims for services rendered to enrollees on or prior to the Closing and claims of enrollees who are hospitalized or confined on the Closing Date through the date of discharge for such enrollees, (C) any liability for the servicing of any such medical claims, and (D) any liability to, or with respect to, current or former employees, independent contractors, members, directors or officers (or any dependants or beneficiaries thereof) of the Acquired Business, including without limitation, salaries or compensation of any kind, vacation or severance pay, or with respect to the Benefit Programs of Parent or its Affiliates in connection with such Person’s employment with or engagement by Parent or its Affiliates or the termination thereof; (iii) any liability of Parent or its Affiliates relating to any action or proceeding asserted against the Acquired Companies prior to the Closing Date and relating to the acts or omissions of the Acquired Companies, including their officers, directors and employees, prior to the Closing Date; (iv) any Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period and the Taxes of any Person (other than any of the Acquired Companies) pursuant to Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by contract, or otherwise, except to the extent that any such Taxes are reflected in the reserves for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the Closing Date Combined Balance Sheet; and (v) any other liability relating to the Acquired Business arising, or based on facts and circumstances occurring prior to, the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Preparer” is defined in Section 1.5(a).

“Property Leases” is defined in Section 2.14.

“Provider Contract” means any contract between any Acquired Company or HN Life and a hospital, physician, clinical laboratory, ancillary provider, health care practitioner, medical group, independent physicians association or other supplier that renders or provides health care services or supplies relating to the Acquired Business.

“Quarterly Combined Financial Statement” is defined in Section 1.4(e)(i).

“Quarterly Net Payment” is defined in Section 1.4(e)(ix)(C).

“Recipient” is defined in Section 1.5(a).

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Reinsurance Agreements” is defined in Section 2.8(a)(vi).

“Renew” or “Renewed” is defined in Section 1.4(a)(iii)(H).

“Rental Network Contract” is defined in Section 2.8(d)(v).

“SAP” means Statutory Accounting Principles.

“Second Anniversary Adjusted Tangible Net Equity Payment” is defined in Section 1.4(d)(v).

“Section 338(h)(10) Election” is defined in Section 4.6(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” is defined in the preamble.

“Seller Commercial Account” is defined in Section 1.4(e)(iv)(B).

“Seller Disclosure Schedule” is defined in ARTICLE II.

“Seller Indemnified Parties” is defined in Section 7.2.

“Seller IP” means all Intellectual Property Rights that are owned by Seller or the Acquired Companies that are used exclusively in the business of the Acquired Companies.

“Seller Registered IP” is defined in Section 2.12(a).

“Shares” is defined in the recitals.

“Specified Contract” is defined in Section 2.8(a).

“Statutory Statements” is defined in Section 2.19(b).

“Straddle Period” means any Tax period beginning before and ending after the Closing Date.

“Straddle Returns” is defined in Section 4.6(a)(iv).

“Subsidiary,” with respect to any Person, shall mean any corporation 50% or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50% or more of the total Equity Interest of which, is directly or indirectly owned by such Person. For purposes of this Agreement, all references to “Subsidiaries” of a Person shall be deemed to mean “Subsidiary” if such Person has only one subsidiary.

“Successor Guarantee” is defined in Section 4.15(b).

“Successor Guarantor” is defined in Section 4.15(b).

“Surplus Note” means that certain Section 1307 Loan Agreement, dated May 17, 2007, by and between Seller, as lender, and Health Net Insurance of New York, Inc., as borrower.

“Target Member Tax Basis” is defined in Section 1.4(e)(vii).

“Tax Contest” is defined in Section 4.6(d)(i).

“Tax Return” shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

“Taxes” shall mean any federal, state, local or foreign income, gross receipts, sales, use, ad valorem, franchise, profits, license, value added, property, windfall profits, withholding, social security, unemployment, disability, transfer, registration, alternative or add-on minimum or estimated taxes or other taxes of any kind whatsoever, including any interest, penalty, or addition thereto.

“Terminated Agreements” is defined in Section 4.8

“Terminating Buyer Breach” is defined in Section 6.1(e).

“Terminating Seller Breach” is defined in Section 6.1(d).

“Termination Date Combined Financial Statement” is defined in Section 1.4(e)(ii).

“Termination Date Loss Reserves” is defined in Section 1.4(e)(ii).

“Termination Date Net Payment” is defined in Section 1.4(e)(ii).

“Third Party Claim” is defined in Section 7.4(a).

“Touchstone” means Touchstone Health Partnership, Inc.

“Touchstone Agreements” means the (a) Restructured Payments Agreement, dated April 14, 2009, by and among Touchstone Health Partnership, Inc., Touchstone Health HMO, Inc., Touchstone Health MSO, Inc., Physicians Health Alliance IPA, Inc., Senior Health Associates, Inc. and HNNY, (b) Transition Services Agreement, dated September 1, 2007, by and between HNNY and Touchstone Health HMO, Inc., and (c) Services Agreement, dated March 1, 2006, by and between HNNY and Touchstone Health Partnership, Inc. and Physicians Health Alliance IPA, Inc., as amended, modified, and supplemented from time to time.

“Trademarks” is defined in this Section 9.1 in the definition of “Intellectual Property Rights”.

“Trade Secrets” is defined in this Section 9.1 in the definition of “Intellectual Property Rights”.

“Transaction Documents” means the Administrative Services Agreements, Business Transition Agreement, Transitional Trademark License Agreement, Non-Competition Agreement and Intercompany Agreement Amendments along with the related intercompany agreements being amended by the Intercompany Agreement Amendments.

“Transferred ASO Contract” is defined in Section 4.12.

“Transition Date” is defined in Section 1.4(a)(iii).

“Transitional Trademark License Agreement” is defined in Section 1.3(a)(iv).

“Triggering Event” is defined in Section 4.15(a).

“United Product” is defined in Section 1.4(b)(i)(EE).

“Unreserved Claims” means (i) claims attributable to the business under the NJ Medicaid Contract with occurrence dates after the Medicaid Transfer Date, if applicable, or, if Buyer has made the Buyer Medicaid Election, after June 30, 2010, (ii) claims attributable to the business under the Medicare Revenue Contract with occurrence dates after the Closing Date and through December 31, 2010, taking into account Seller’s entitlement to and liability for the 2010 Actual Medicare Profit/Loss Amount (except that from and after the time that the 2010 Actual Medicare Profit/Loss Amount has been paid in accordance with Section 1.4(b)(iii), it shall not be so taken into account), (iii) if (A) the Closing occurs on or after May 1, 2010, (B) Buyer opts-out of the terms and pricing of the 2011 Medicare Bid and (C) the 2011 Novation has not occurred, claims attributable to the business under the Medicare Revenue Contract with occurrences dates during the year ended December 31, 2011, taking into account Buyer’s entitlement to and liability for the 2011 Buyer Non-Novated Medicare Profit (Loss), if any (except that from and after the time that the final quarterly payment of the 2011 Buyer Non-Novated Medicare Profit (Loss) has been paid in accordance with Section 1.4(e), it shall not be so taken into account), (iv) if (A) the Closing occurs on or after May 1, 2010, (B) Buyer opts-out of the terms and pricing of the 2011 Medicare Bid and (C) the 2011 Novation has occurred, claims attributable to the business under the Medicare Revenue Contract with occurrence dates during the year ended December 31, 2011, taking into account Seller’s entitlement to and liability for the 2011 Seller Novated Medicare Profit (Loss), if any (except that from and after the time that the final quarterly payment of the 2011 Seller Novated Medicare Profit (Loss) has been paid in accordance with Section 1.4(e), it shall not be so taken into account), (v) if (A) the Closing occurs on or after May 1, 2010 and (B) Buyers opts-in to the terms and pricing of the 2011 Medicare Bid, all claims attributable to the business under the Medicare Revenue Contract with occurrences dates during the year ended December 31, 2011 and (vi) claims attributable to the business under the Medicare Revenue Contract or United Product with occurrence dates on or after January 1, 2012, if any.

“Vendor Contracts” is defined in Section 2.8(e).

Section 9.2 Construction. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”; (vi) the term “including” means “including without limitation”; (vii) the term “foreign” is used with respect to the United States; and (viii) unless the context otherwise requires, an accounting term not otherwise defined in this Agreement has the meaning assigned thereto in accordance with GAAP, consistently applied in accordance with the historical practices of Parent, Seller and the Acquired Companies, as the case may be, insofar as such practices are in accordance with GAAP. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

IN WITNESS WHEREOF, Buyer, Parent, Seller and, solely with respect to Section 8.16, Guarantor, have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

OXFORD HEALTH PLANS, LLC

/s/ Jeff Alter
By: Jeff Alter
Its: President and Chief Executive Officer

HEALTH NET, INC.

/s/ Jay Gellert
By: Jay Gellert
Its: President and Chief Executive Officer

HEALTH NET OF THE NORTHEAST, INC.

/s/ Paul Lambdin
By: Paul Lambdin
Its: President

Solely with respect to Section 8.16 of this Agreement:

UNITEDHEALTH GROUP INCORPORATED

/s/ George L. Mikan III
By: George L. Mikan III
Its: Chief Financial Officer

S-1

SCHEDULE A

ACQUIRED COMPANIES

•	Health Net of Connecticut, Inc., a Connecticut corporation

•	Health Net of New York, Inc., a New York corporation

•	Health Net Insurance of New York, Inc., a New York corporation

•	FOHP, Inc., a New Jersey corporation

•	Health Net of New Jersey, Inc., a New Jersey corporation and wholly-owned subsidiary of FOHP, Inc.

•	Health Net Services (Bermuda) Ltd., a Bermuda corporation

SCHEDULE 5.1(b)

CONDITIONS TO EACH PARTY’S OBLIGATIONS

1.	Approval of the transaction (as described in ARTICLE I of the Agreement), the Agreement and, as necessary, the Transaction Documents by the following Governmental Entities:

A.	New York State Insurance Department;

B.	New York State Department of Health;

C.	New Jersey Department of Banking and Insurance;

D.	Connecticut Insurance Department; and

E.	Rhode Island Department of Health.

2.	To the extent required by applicable Law, or in the event Buyer deems a filing with respect to the transaction is advisable under the HSR Act, as reasonably determined by Buyer, the waiting period under the HSR Act shall have expired or been terminated.

3.	To the extent required by Law for the purchase and sale of the Shares, consents, approvals, filings and/or notices required by (A) the New Jersey Department of Human Services Division of Medical Assistance and Health Services and/or (B) Centers for Medicare and Medicaid Services.

4.	With respect to Seller, which will be acting as the administrator of the Acquired Companies’ programs under the Administrative Services Agreement, approval of the following will be required: approval as an HMO management contractor in New York, approval as an adjuster with NYID in New York, registration as a Utilization Review (“UR”) agent with NYID and NYDOH in New York, approval of a license application to be a Third Party Administrator in New Jersey and a license application to become a UR agent in Rhode Island.